Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

PROJECT COPPER HOLDINGS, LLC,

PROJECT COPPER MERGER CORP.

and

COMPUWARE CORPORATION

Dated as of September 2, 2014

i

Index of Defined Terms

2015 Bonuses	51, A-1
2015 Incentive Plans	51, A-1
Acquisition Agreement	46, A-1
Acquisition Sub	1, A-1
Adverse Recommendation Change	47, A-1
Affiliate	A-1
Aggregate Consideration	11, A-1
Aggregate Merger Consideration	4, A-1
Agreement	1, A-1
Antitrust Laws	13, A-1
Benefit Period	51, A-1
Blue Sky Laws	A-1
Book-Entry Shares	4, A-1
Business Day	A-1
Certificate of Merger	3, A-1
Certificates	4, A-1
claim	36, A-1
Closing	2, A-1
Closing Date	2, A-1
Code	A-1
Commitment Parties	34, A-2
Company	1, A-2
Company Benefit Plan	16, A-2
Company Business Units	A-2
Company Common Stock	3, A-2
Company Debt	57, A-2
Company Disclosure Letter	A-2
Company Equity Plans	8, A-2
Company Intellectual Property Rights	19, A-2
Company Material Adverse Effect	A-2
Company Material Contract	23, A-3
Company Option	A-3
Company Permits	13, A-3
Company Recommendation	A-3
Company Related Parties	65, A-3
Company SEC Documents	14, A-3
Company Shareholder Advisory Vote	11, A-3
Company Stock Units	A-3
Company’s Tax Calculations	58, A-3
Competing Proposal	49, A-3
Computer Systems	21, A-3
Confidentiality Agreement	A-3
Consent	13, A-3
Continuing Employees	51, A-3
Contract	A-3
v

control	A-4
Covisint	1, A-4
Covisint Sale	A-4
Covisint Sale Retention Amount	A-4
D&O Indemnified Parties	49, A-4
debt	36, A-4
Debt Commitment Letters	34, A-4
Debt Financing	34, A-4
Debt Payoff Amount	57, A-4
Effective Time	3, A-4
Environmental Laws	A-4
Equity Commitment Letter	34, A-4
Equity Financing	34, A-4
ERISA	A-4
ERISA Affiliate	17, A-4
ESPP	8, A-4
Exchange Act	A-4
Exchange Fund	4, A-5
Expenses	A-5
Final ESPP Offering	8, A-5
Final IESPP Offering	8, A-5
Financing	34, A-5
Financing Agreements	54, A-5
Financing Commitments	34, A-5
Financing Sources	A-5
Firm	58, A-5
Fully Diluted Company Shares	A-5
GAAP	A-5
Goldman Sachs	29, A-5
Government Contract	A-6
Governmental Authority	A-5
Guarantor	34, A-6
Guaranty	1, A-6
Hazardous Materials	A-6
HSR Act	A-6
IESPP	8, A-6
Inactive Plans	A-6
Insurance Policies	30, A-6
Intellectual Property Rights	19, A-6
International Trade Laws	A-7
IRS	A-7
Knowledge	A-7
Law	A-7
Leased Real Property	27, A-7
Leases	A-7
Lien	A-7

Major Customer	30, A-7
Major Supplier	30, A-7
Marketing Period	A-7
MBCA	1, A-7
Merger	1, A-7
Merger Consideration	4, A-7
Merger Litigation	44, A-8
Michigan LARA	A-8
Notice of Superior Proposal	47, A-8
Notice Period	47, A-8
Open Source Software	A-8
Option Cash Payment	7, A-8
Order	A-8
Owned Real Property	27, A-8
Parent	1, A-8
Parent Expenses	67, A-8
Parent Material Adverse Effect	A-8
Parent Organizational Documents	A-8
Parent Related Parties	65, A-8
Parent’s Tax Objection	58, A-8
Paying Agent	4, A-8
Per Share Spin-Off Taxes	A-8
Permitted Lien	A-9
Person	A-9
Post-Closing Plans	52, A-9
Post-Closing Welfare Plans	52, A-9
Preliminary Aggregate Consideration	11, A-9
Proceeding	A-9
Proxy Statement	15, A-9
Reciprocal License	A-9
Release	A-10
Representatives	45, A-10
Required Information	56, A-10
Requisite Shareholder Approval	29, A-10
Reverse Termination Fee	A-10
Rights Agreement	28, A-10
Sarbanes-Oxley Act	14, A-10
SEC	A-10
SEC Clearance Date	41, A-10
Section 336(e) Agreement	59, A-10
Section 336(e) Election	59, A-10
Securities Act	A-10
Shareholders’ Meeting	42, A-10
Software	A-10
Solvent	36, A-10
Spin-Off	1, A-10

Spin-Off Agreements	1, A-10
Spin-Off Taxes	A-11
Stock Unit Payment	7, A-11
Subsidiary	A-11
Superior Proposal	49, A-11
Surviving Corporation	2, A-11
Takeover Laws	29, A-11
Tax	A-11
Tax Returns	A-11
Taxes	A-11
Termination Date	62, A-11
Termination Fee	A-11
Third Party	A-11
Unpaid Cash Incentive Award	7, A-12
Voting Agreements	2, A-12
WARN Act	38, A-12

THIS AGREEMENT AND PLAN OF MERGER, dated as of September 2, 2014, (this “Agreement”), is made by and among Project Copper Holdings, LLC, a Delaware limited liability company (“Parent”), Project Copper Merger Corp., a Michigan corporation and a direct wholly owned Subsidiary of Parent (“Acquisition Sub”), and Compuware Corporation, a Michigan corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, the Company and Acquisition Sub each have determined that it is advisable, fair to and in the best interests of its shareholders to effect a merger (the “Merger”) of Acquisition Sub with and into the Company pursuant to the Michigan Business Corporation Act (the “MBCA”) upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the board of directors of the Company has unanimously (i) approved and adopted this Agreement, the Merger and the other transactions contemplated hereby, (ii) determined that the Merger and the other transactions contemplated hereby, taken together, are at a price and on terms that are fair to, advisable and in the best interests of the Company and its shareholders and (iii) resolved to recommend the approval of this Agreement by the Company’s shareholders;

WHEREAS, the board of directors of each of Parent and Acquisition Sub have unanimously (i) approved and adopted this Agreement, the Merger and the other transactions contemplated hereby, (ii) determined that the Merger and the other transactions contemplated hereby, taken together, are at a price and on terms that are fair to, advisable and in the best interests of Acquisition Sub and its sole shareholder and (iii) recommended the approval of this Agreement by Acquisition Sub’s sole shareholder;

WHEREAS, concurrently with the execution of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, Parent and Acquisition Sub have delivered to the Company a limited guaranty (the “Guaranty”) of the Guarantor, dated as of the date hereof, pursuant to which the Guarantor has guaranteed certain obligations of Parent and Acquisition Sub;

WHEREAS, it is a condition to the Merger that the Company, prior to the Effective Time, either (i) distribute to the Company’s shareholders all of the shares of common stock of Covisint Corporation, a Michigan corporation and a direct, partially-owned subsidiary of the Company (“Covisint”) (such distribution, the “Spin-Off” and, together with the related transactions, actions, agreements and undertakings in connection therewith, the “Spin-Off Agreements”) or (ii) Covisint has entered into a definitive agreement with respect to a Covisint Sale;

WHEREAS, each of Parent, Acquisition Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger; and

WHEREAS, simultaneously with the execution and delivery of this Agreement, certain of the Company’s shareholders have entered into voting agreements in the forms attached hereto as Exhibit I (the “Voting Agreements”), dated as of the date hereof, with Parent, pursuant to which, among other things, such Company shareholders have agreed to vote such Company shareholder’s shares of Company Common Stock in favor of the approval of this Agreement and against any Competing Proposals (as defined herein).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants and subject to the conditions herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1          Definitions.  Defined terms used in this Agreement have the respective meanings ascribed to them by definition in this Agreement or in Appendix A.

ARTICLE II

THE MERGER

Section 2.1          The Merger.  Upon the terms and subject to the conditions of this Agreement, and in accordance with the MBCA, at the Effective Time, Acquisition Sub shall be merged with and into the Company, whereupon the separate existence of Acquisition Sub shall cease, and the Company shall continue under the name “Compuware Corporation” as the surviving corporation (the “Surviving Corporation”) and shall continue to be governed by the laws of the State of Michigan.

Section 2.2          The Closing.  Subject to the provisions of Article VII, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m. (New York City time) on a date to be specified by the parties hereto, but no later than the second Business Day after the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions); provided, however, that if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), the Closing shall occur on the date following the satisfaction or waiver of such conditions that is the earliest to occur of (a) a date during the Marketing Period to be specified by Parent on no less than two (2) Business Days’ notice to the Company and (b) the first Business Day immediately following the final day of the Marketing Period.  The Closing shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP; Four Times Square; New York, New York 10036, unless another time, date or place is agreed to in writing by the parties hereto (such date being the “Closing Date”).

Section 2.3          Effective Time.

(a)            Concurrently with the Closing, the Company, Parent and Acquisition Sub shall cause a certificate of merger in customary form and substance (the “Certificate of Merger”) to be delivered for filing with the Michigan LARA.  The Merger shall become effective on the date and time at which the Certificate of Merger has been duly filed with the Michigan LARA (such date and time of filing or such later time as may be agreed to by Parent, Acquisition Sub and the Company and as set forth in the Certificate of Merger being hereinafter referred to as the “Effective Time”).

(b)            The Merger shall have the effects set forth in the applicable provisions of the MBCA.  Without limiting the generality of the foregoing, from and after the Effective Time, (i) the Company shall be the surviving corporation in the Merger, (ii) all the property, rights, privileges, immunities, powers, franchises and liabilities of the Company and the Acquisition Sub are vested in the Surviving Corporation, (iii) the separate existence of Acquisition Sub shall cease and (iv) the Company shall continue to be governed by the laws of the State of Michigan.

Section 2.4          Articles of Incorporation and Bylaws.  Subject to Section 6.6, at the Effective Time, the articles of incorporation and bylaws of the Surviving Corporation shall be amended and restated to be identical to the articles of incorporation and bylaws, respectively, of Acquisition Sub, as in effect immediately prior to the Effective Time (other than the name of Acquisition Sub, which shall be replaced by the name of the Company), until thereafter amended in accordance with applicable Law and the applicable provisions of the articles of incorporation and bylaws of the Surviving Corporation.

Section 2.5          Board of Directors.  The board of directors of the Surviving Corporation effective as of, and immediately following, the Effective Time shall consist of the members of the board of directors of Acquisition Sub immediately prior to the Effective Time, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation.

Section 2.6          Officers.  From and after the Effective Time, the officers of Acquisition Sub at the Effective Time shall be the officers of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified in accordance with applicable Law.

ARTICLE III

EFFECT OF THE MERGER ON CAPITAL STOCK;
EXCHANGE OF CERTIFICATES

Section 3.1          Effect on Securities.  At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Acquisition Sub or the holders of any securities of the Company or Acquisition Sub:

(a)            Cancellation of Company Securities. Each share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) held by the Company, if any, or by any of its Subsidiaries or held, directly or indirectly, by Parent or Acquisition Sub immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof.

(b)            Conversion of Company Securities. Except as otherwise provided in this Agreement, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares canceled pursuant to Section 3.1(a)) shall be converted into the right to receive an amount per share of Company Common Stock in cash equal to (i) $10.43 minus (ii) the Per Share Spin-Off Taxes (as finally determined pursuant to Section 6.20), without interest (the “Merger Consideration”).  Each share of Company Common Stock to be converted into the right to receive the Merger Consideration as provided in this Section 3.1(b) shall as of the Effective Time no longer be outstanding and shall be automatically canceled and shall cease to exist, and the holders of certificates (the “Certificates”) or book-entry shares (“Book-Entry Shares”) which immediately prior to the Effective Time represented such Company Common Stock shall cease to have any rights with respect to such Company Common Stock other than the right to receive, upon surrender of such Certificates or Book-Entry Shares in accordance with Section 3.2, the Merger Consideration, without interest thereon.

(c)            Conversion of Acquisition Sub Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock, no par value per share, of Acquisition Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) fully paid share of common stock, no par value per share, of the Surviving Corporation and constitute the only outstanding shares of capital stock of the Surviving Corporation.

(d)            Adjustments.  Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding shares of Company Common Stock shall occur as a result of a reclassification, recapitalization, stock split (including a reverse stock split) or similar event, or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period (other than pursuant to the Spin-Off), the Merger Consideration shall be equitably adjusted to provide the same economic effect as contemplated by this Agreement prior to such event.  Nothing in this Section 3.1(d) shall be construed to permit any party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

Section 3.2          Exchange of Certificates.

(a)            Designation of Paying Agent; Deposit of Exchange Fund.  Prior to the Closing, Parent shall designate a bank or trust company (the “Paying Agent”), the identity and the terms of appointment of which to be reasonably acceptable to the Company (provided the transfer agent and registrar for the Company Common Stock shall be deemed acceptable to the Company), for the payment of the Merger Consideration as provided in Section 3.1(b).  At or substantially concurrently with the Effective Time, Parent shall deposit, or cause to be deposited with the Paying Agent, cash constituting an amount equal to the aggregate Merger Consideration payable pursuant to Section 3.1(b) (the “Aggregate Merger Consideration,” and such Aggregate Merger Consideration as deposited with the Paying Agent, the “Exchange Fund”).  In the event the Exchange Fund shall be insufficient to make the payments contemplated by Section 3.1(b), Parent shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount which is equal to the deficiency in the amount required to make such payment.  Parent shall cause the Exchange Fund to be (i) held for the benefit of the holders of Company Common Stock and (ii) applied promptly to making the payments pursuant to Section 3.1(b).  The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 3.1(b), except as expressly provided for in this Agreement.

(b)            Letter of Transmittal.  As promptly as reasonably practicable following the Effective Time and in any event not later than the fifth Business Day thereafter, the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of a Certificate or Book-Entry Share (other than the Company, its Subsidiaries, Parent and Acquisition Sub) that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares, as applicable, shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent and which shall be in the form and have such other provisions as Parent and the Company may reasonably specify and (ii) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration into which the number of shares of Company Common Stock previously represented by such Certificate or Book-Entry Shares shall have been converted pursuant to this Agreement (which instructions shall be in the form and have such other provisions as Parent and the Company may reasonably specify).

(c)            Timing of Exchange.  Upon surrender of a Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share for cancellation to the Paying Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly represented by such Certificate or Book-Entry Share upon the later to occur of (i) the Effective Time or (ii) the Paying Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share so surrendered shall be forthwith canceled. The Paying Agent shall accept such Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration payable upon the surrender of the Certificates or Book-Entry Shares.

(d)            Closing of Transfer Books.  At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation or Parent for transfer or for any other reason, the holder of any such Certificates or Book-Entry Shares shall be given a copy of the letter of transmittal referred to in Section 3.2(b) and instructed to comply with the instructions in that letter of transmittal in order to receive the Merger Consideration to which such holder is entitled pursuant to this Article III.

(e)            Termination of Exchange Fund.  Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates or Book-Entry Shares for one (1) year after the Effective Time shall be delivered to the Surviving Corporation, upon written demand, and any such holders prior to the Merger who have not theretofore complied with this Article III shall thereafter look only to the Surviving Corporation as general creditor thereof for payment of their claims for Merger Consideration in respect thereof.

(f)            No Liability.  None of Parent, Acquisition Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any cash held in the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates or Book-Entry Shares shall not have been surrendered immediately prior to the date on which any cash in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Authority, any such cash in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(g)            Investment of Exchange Fund.  The Paying Agent shall invest any cash included in the Exchange Fund as directed by Parent; provided that (i) no such investment shall relieve Parent or the Paying Agent from making the payments required by this Article III, and following any losses Parent shall promptly provide additional funds to the Paying Agent for the benefit of the holders of Company Common Stock in the amount of such losses, (ii) no such investment shall have maturities that could prevent or delay payments to be made pursuant to this Agreement and (iii) such investments shall be in short-term obligations of the United States of America with maturities of no more than thirty (30) days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America.  Any interest or income produced by such investments will be payable to the Surviving Corporation or Parent, as directed by Parent.

(h)            Withholding. Each of Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the Merger Consideration and any amounts otherwise payable pursuant to this Agreement to any Person such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code and the Treasury Regulations or any provision of applicable state, local or foreign Tax Law.  To the extent that amounts are so deducted and withheld and paid over to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(i)            No Further Dividends or Distributions. No dividends or other distributions with respect to capital stock of the Surviving Corporation with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Certificates or Book-Entry Shares.

Section 3.3          Company Options, Company Stock Units, Cash Incentive Compensation Awards.

(a)            Treatment of Company Options.  As of the Effective Time, unless otherwise agreed between Parent and any individual holder of a Company Option, each Company Option (whether or not vested) that is outstanding shall be canceled and shall entitle the holder thereof to receive in exchange therefore as soon as practicable following the Effective Time, an amount in cash (subject to any applicable withholding or other Taxes or other amounts required by applicable Law to be withheld) equal to the product of (i) the total number of shares of Company Common Stock subject to such Company Option (treating all performance conditions as having been met) and (ii) the excess, if any, of the Merger Consideration, over the exercise price per share of Company Common Stock underlying such Company Option (the “Option Cash Payment”).  Without limiting the generality of the foregoing, as of the Effective Time, each Company Option having an exercise price per share equal to or more than the Merger Consideration shall be canceled and the holder thereof shall not be entitled to any payment or other consideration in respect thereof.  Following the Effective Time, any Company Option canceled in accordance with this Section 3.3 shall no longer be exercisable and shall only entitle the Company Option holder to the Option Cash Payment, which shall be paid as of, or promptly following, the Effective Time.  The Surviving Corporation shall pay, or shall cause one of its Subsidiaries to pay, the Option Cash Payment through its payroll system as soon as practicable following the Effective Time.

(b)            Treatment of Company Stock Units.  Except as set forth in Section 3.3(b) of the Company Disclosure Letter, as of the Effective Time, any vesting conditions or restrictions applicable to each Company Stock Unit outstanding immediately prior thereto shall lapse and the holder thereof shall receive an amount in cash (subject to any applicable withholding or other Taxes or other amounts required by applicable Law to be withheld) equal to the product of (i) the total number of shares of Company Common Stock subject to such Company Stock Unit and (ii) the Merger Consideration (the “Stock Unit Payment”).  The Surviving Corporation shall pay, or shall cause one of its Subsidiaries to pay, such Stock Unit Payment through its payroll system as soon as practicable following the Effective Time.

(c)            Treatment of Company Cash Incentive Compensation Awards.  As of the Effective Time, any unpaid incentive compensation (each, an “Unpaid Cash Incentive Award”) which has been allocated or awarded to any Company employee with respect to fiscal year 2014 under the Company’s Fiscal Year (FY) 2014 Executive Incentive Plan and which, as of the Effective Time, is contingent only upon the continued employment of the applicable Company employee to a subsequent date, shall entitle the applicable Company employee to receive an amount in cash (subject to any applicable withholding or other Taxes or other amounts required by applicable Law to be withheld) equal to the amount of his or her Unpaid Cash Incentive Award; provided that the aggregate amount of the Unpaid Cash Incentive Awards shall not exceed $1,675,000.  The Surviving Corporation shall pay, or shall cause one of its Subsidiaries to pay, such payment in settlement of the Unpaid Cash Incentive Awards as of, or promptly following, the Effective Time.

(d)            Termination of Company Equity Plans.  Except as set forth in Section 3.3(d) of the Company Disclosure Letter, each of the Compuware Corporation Amended and Restated 2007 Long-Term Incentive Plan, the Compuware Corporation 2001 Broad Based Stock Option Plan, the Compuware Corporation Fiscal 1998 Stock Option Plan, the Compuware Corporation Stock Option Plan for Non-Employee Directors (the “Company Equity Plans”) and the Inactive Plans shall terminate as of the Effective Time and the provisions in any other program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any Subsidiary of the Company thereof shall be canceled as of the Effective Time, and the Company shall take all necessary actions in furtherance of the foregoing.  The Company shall use its reasonable best efforts to ensure that following the Effective Time no participant in the Company Equity Plans or the Inactive Plans or other programs or arrangements shall have any right thereunder to acquire any equity securities of the Company, the Surviving Corporation or any Subsidiary thereof.

(e)            Freeze and Termination of Employee Stock Purchase Plan.  As soon as practicable following the date of this Agreement, the board of directors of the Company shall adopt resolutions or take such other actions as may be required to provide that, with respect to the Compuware Corporation Amended and Restated Employee Stock Purchase Plan (the “ESPP”): (i) all Offers and Purchase Periods (each as defined in the ESPP), shall be suspended upon the completion of the Purchase Period ending August 31, 2014 (the “Final ESPP Offering”) until terminated pursuant to clause (iii) below or until the termination of this Agreement in accordance with Section 8.1, (ii) each ESPP participant’s accumulated contributions under the ESPP shall be used to purchase shares of Company Common Stock in accordance with the terms of the ESPP as of the end of the Final ESPP Offering; and (iii) the ESPP shall be terminated immediately prior to the Effective Time. All shares of Company Common Stock purchased in the Final ESPP Offering shall be cancelled at the Effective Time and converted into the right to receive the Merger Consideration in accordance with the terms and conditions of this Agreement.

(f)            Freeze and Termination of International Employee Stock Purchase Plan.  As soon as practicable following the date of this Agreement, the board of directors of the Company shall adopt resolutions or take such other actions as may be required to provide that, with respect to the Compuware Corporation International Employee Stock Purchase Plan (the “IESPP”): (i) all Offers and Purchase Periods (each as defined in the IESPP), shall be suspended upon the completion of the Purchase Period ending August 31, 2014 (the “Final IESPP Offering”) until terminated pursuant to clause (iii) below or until the termination of this Agreement in accordance with Section 8.1, (ii) each IESPP participant’s accumulated contributions under the IESPP shall be used to purchase shares of Company Common Stock in accordance with the terms of the IESPP as of the end of the Final IESPP Offering;] and (iii) the IESPP shall be terminated immediately prior to the Effective Time. All shares of Company Common Stock purchased in the Final IESPP Offering shall be cancelled at the Effective Time and converted into the right to receive the Merger Consideration in accordance with the terms and conditions of this Agreement.

Section 3.4          Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit, in form and substance reasonably acceptable to Parent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to which the holder thereof is entitled pursuant to this Article III.

Section 3.5         Transfers; No Further Ownership Rights.  After the Effective Time, there shall be no registration of transfers on the stock transfer books of the Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If Certificates or Book-Entry Shares are presented to the Surviving Corporation for transfer following the Effective Time, they shall be canceled against delivery of the applicable Merger Consideration, as provided for in Section 3.1(b), for each share of Company Common Stock formerly represented by such Certificates or Book-Entry Shares.  Payment of the Merger Consideration in accordance with the terms of this Article III, and, if applicable, any unclaimed dividends declared prior to the Effective Time upon the surrender of Certificates, shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificates or Book-Entry Shares.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed in the Company SEC Documents filed by the Company prior to the date of this Agreement (other than (x) any disclosures set forth under the headings “Risk Factors”, “Forward-Looking Statements” and any other disclosures included therein of information, factors or risks that are predictive, cautionary or forward-looking in nature and (y) any exhibits or other documents appended thereto, except as expressly referred to in the Company Disclosure Letter) (it being understood that any matter disclosed in any Company SEC Documents shall be deemed to be disclosed in a section of the Company Disclosure Letter and to qualify the Company’s representations and warranties hereunder only to the extent that it is reasonably apparent on the face of such disclosure in such Company SEC Documents that such disclosure is applicable to such section of the Company Disclosure Letter other than, in each case, any matters required to be disclosed for purposes of Section 4.2 and Section 4.9(b) of this Agreement which matters shall be specifically disclosed in the applicable section of the Company Disclosure Letter) or (ii) subject to Section 9.3(b), as disclosed in the corresponding section of the Company Disclosure Letter, the Company hereby represents and warrants to Parent as follows:

Section 4.1          Organization and Qualification; Subsidiaries.  Each of the Company and its Subsidiaries is a corporation, partnership or other entity duly organized, validly existing and (to the extent applicable) in good standing under the laws of the jurisdiction of its incorporation or organization and has the requisite entity power and authority to conduct its business as it is now being conducted, except where the failure to be in good standing or to have such power and authority would not have, individually or in the aggregate, a Company Material Adverse Effect.  Each of the Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have, individually or in the aggregate, a Company Material Adverse Effect.  Complete and correct copies of the Company’s articles of incorporation and bylaws, as currently in effect, are included in the Company SEC Documents and the Company is not in violation of any provision of such documents.  Section 4.1 of the Company Disclosure Letter sets forth a complete and correct list of each Subsidiary of the Company and its place and form of organization.

Section 4.2          Capitalization.

(a)            As of August 29, 2014, the authorized capital stock of the Company consists of (i) 1,600,000,000 shares of Company Common Stock, 220,152,182 of which were issued and outstanding (none of which are authorized but unissued shares of the Company that are held by the Company) and (ii) 5,000,000 shares of the Company’s preferred stock, no par value per share, no shares of which were outstanding.  As of August 29, 2014, (A) an aggregate of 18,859,222 shares of Company Common Stock are subject to outstanding Company Options, (B) 2,979,971 shares of Company Common Stock are subject to Company Stock Units, (C) the Company has reserved 30,017,928 shares of Company Common Stock for future issuances under the Company Equity Plans, (D) the Company has reserved 1,985,093 shares of Company Common Stock for future issuances under the ESPP and the IESPP and (E) the Company has 59,320,393 shares of Company Common Stock reserved but not available for future issuance with respect to the Inactive Plans. All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any Company Equity Plans will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable.  Other than the outstanding awards under the Company Equity Plans, the ESPP, the IESPP or as set forth in Section 4.2(a) of the Company Disclosure Letter, there are no existing and outstanding (x) options, equity interests, restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock, warrants, calls, subscriptions or other rights, convertible securities, agreements or commitments to issue or sell any shares of capital stock, equity interests or voting securities (including any bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders of the Company may vote) of any character to which the Company or any of its Subsidiaries is a party obligating the Company or any of its Subsidiaries to issue, transfer or sell any shares of capital stock, voting securities or other equity interests in the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares, securities or equity interests or (y) contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock of the Company or any of its Subsidiaries or (z) other than the Voting Agreements, voting trusts or similar agreements to which the Company is a party with respect to the voting of the capital stock of the Company.

(b)            Except as set forth in Section 4.2(b) of the Company Disclosure Letter, all of the outstanding shares of capital stock or equivalent equity interests of each of the Company’s Subsidiaries are owned of record and beneficially, directly or indirectly, by the Company or the relevant wholly-owned Subsidiary and free and clear of all Liens except for restrictions of general applicability imposed by applicable securities laws and Permitted Liens.

(c)            Except as set forth on Section 4.2(c) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries owns any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, trust or other entity, other than a Subsidiary of the Company.

(d)            Except as set forth on Section 4.2(d) of the Company Disclosure Letter, the aggregate consideration for Company Common Stock, Company Stock Units and Company Options payable to the holders thereof under Article III as of the Effective Time (the “Aggregate Consideration”), shall not exceed $2,353,222,541 (the “Preliminary Aggregate Consideration”) which, as of August 29, 2014, consists of amounts not to exceed (i) $2,296,187,258 with respect to shares of Company Common Stock, (ii) $31,081,098 with respect to Common Stock Units and (iii) $25,954,185 with respect to Company Options; provided, that, the Company shall not be deemed to have breached this Section 4.2(d) solely by virtue of (1) proper exercises of Company Options, (2) purchases of Company Common Stock in accordance with Section 3.3(e) and Section 3.3(f) hereof pursuant to the Final ESPP Offering or the Final IESPP Offering, (3) grants of Company Options or Company Stock Units to newly hired or promoted employees in accordance with Section 6.1(e) or (4) the issuance of Company Common Stock as a result of the vesting of Company Stock Units outstanding as of August 29, 2014 in accordance with their terms, so long as after giving effect to such exercises, purchases and issuances the Aggregate Consideration does not exceed the sum of (x) the Preliminary Aggregate Consideration, (y) the aggregate exercise price paid to the Company in connection with the exercise of Company Options after August 29, 2014 and (z) the amount paid by participants to purchase Company Common Stock pursuant to the Final ESPP Offering and the Final IESPP Offering. Notwithstanding anything to the contrary in this Agreement, Parent, Acquisition Sub and the Company acknowledge, agree and understand that the Spin-Off Taxes and any equitable adjustment in the exercise price of outstanding Company Options as a result of the Spin-Off or Covisint Sale (subject to the $11,000,000 limit set forth in Section 6.2(e)) will change the values in this Section 4.2(d) and such change is not included in the Preliminary Aggregate Consideration or Aggregate Consideration.

(e)            Except as provided in Section 6.1(c), Section 6.2(e) or as required by the terms of any Company Equity Plan (subject to the $11,000,000 limit set forth in Section 6.2(e)), consummation of the Spin-Off will not result in any adjustment to the exercise price, number of shares issuable or other similar cash or non-cash adjustment, including with respect to any Company Options or Common Stock Units.

Section 4.3          Authority Relative to Agreement.

(a)            The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Requisite Shareholder Approval and the occurrence of the shareholder advisory vote contemplated by Rule 14a-21(c) under the Exchange Act, regardless of the outcome of such vote (the “Company Shareholder Advisory Vote”), to consummate the transactions contemplated hereby, including the Merger.  The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated by this Agreement, have been duly and validly authorized by all necessary corporate action by the Company, and except for the Requisite Shareholder Approval and the occurrence of the Company Shareholder Advisory Vote (regardless of the outcome of such vote), no other corporate action or Proceeding on the part of the Company is necessary to authorize the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement.  This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b)            The board of directors of the Company has, by resolutions duly adopted by unanimous vote of the directors, (i) adopted and approved this Agreement and the other agreements and transactions contemplated hereby and thereby, including the Merger, (ii) determined that this Agreement and the transactions contemplated hereby are advisable, fair to and in the best interests of the Company and Company’s shareholders, (iii) resolved to make the Company Recommendation (provided that any change or modification or rescission of such recommendation by the board of directors of the Company in accordance with Section 6.5(e) shall not be a breach of the representation in (iii)) and (iv) directed that this Agreement be submitted to the Company’s shareholders for their approval.

(c)            The Company has all necessary corporate power and authority to execute and deliver the Spin-Off Agreements and to consummate the transactions contemplated thereby, including the Spin-Off.  Prior to the execution of the Spin-Off Agreements and the consummation by the Company of the Spin-Off and the other transactions contemplated thereby, the Spin-Off will have been duly and validly authorized by all necessary corporate action by the Company. True and complete copies of the form of each of the Spin-Off Agreements will be provided to Parent for its approval prior to execution thereof.  The Spin-Off will satisfy the requirements of, and will be carried out in accordance with, Section 345 of the MBCA and any applicable requirements of the organizational and governing documents of the Company and Covisint.

Section 4.4          No Conflict; Required Filings and Consents.

(a)            Neither the execution, delivery or performance of this Agreement or the Spin-Off Agreements by the Company nor the consummation by the Company of the transactions contemplated hereby or thereby will (i) contravene, conflict with, breach or violate any provision of the Company’s restated articles of incorporation or amended and restated bylaws or (ii) assuming that the Consents, registrations, declarations, filings and notices referred to in Section 4.4(b) have been obtained or made, any applicable waiting periods referred to therein have expired and any condition precedent to any such Consent has been satisfied, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, (iii) result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, acceleration or cancellation or change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled, to cause the Company to grant or be obligated to grant to any Third Party any additional or new rights or licenses to the Company Intellectual Property Rights owned by the Company or any of its Subsidiaries, under any provision of any Company Material Contract, or (iv) result in the creation or imposition of any Lien, other than any Permitted Lien or any Lien created as a result of any action taken by Parent or Acquisition Sub, upon any of the property or assets of the Company or any of its Subsidiaries, other than, in the case of clauses (ii), (iii) and (iv) any such conflict, violation, breach, default, termination, acceleration, cancellation or Lien that would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b)            No consent, approval, license, permit, order or authorization (a “Consent”) of, or registration, declaration or filing with, or notice to, any Governmental Authority is required to be obtained or made by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than (i) applicable requirements of and filings with the SEC under the Exchange Act, (ii) the filing of the Certificate of Merger with the Michigan LARA and appropriate documents with the relevant authorities of the other jurisdictions in which the Company or any of its Subsidiaries is qualified to do business, (iii) applicable requirements under corporation or Blue Sky Laws of various states, (iv) such filings as may be required in connection with the Taxes described in Section 8.7, (v) filings with NASDAQ, (vi) compliance with and filings or notifications under the HSR Act and any other applicable U.S. or foreign competition, antitrust, merger control or similar investment Laws (together with the HSR Act, “Antitrust Laws”) and (vii) such additional Consents, registrations, declarations, filings or notices the failure of which to be obtained or made would not (x) have, individually or in the aggregate, a Company Material Adverse Effect or (y) impair in any material respect the ability of the Company to perform its obligations hereunder or prevent or materially delay consummation of the transactions contemplated hereby on a timely basis.

Section 4.5          Permits; Compliance With Laws.

(a)            The Company and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders necessary for the Company and its Subsidiaries to carry on their business as it is now being conducted (the “Company Permits”), all Company Permits are in full force and effect and no suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened, except where the failure to be in possession of or be in full force and effect, or the suspension or cancellation of, any of the Company Permits would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b)            None of the Company or any of its Subsidiaries is in, or has been in since April 1, 2012, and to the Knowledge of the Company none of the Company or any of its Subsidiaries is under investigation by any Governmental Authority with respect to, any default or violation of any (i) Law applicable to the Company, any of its Subsidiaries or by which any of their respective properties or assets are bound or (ii) Company Permit, except for any such defaults or violations that would not, individually or in the aggregate, have a Company Material Adverse Effect.  Notwithstanding the foregoing, no representation or warranty in Section 4.5(a) or this Section 4.5(b) is made with respect to Company SEC Documents or financial statements, “disclosure controls and procedures” or “internal control over financial reporting,” employee benefits matters, Intellectual Property Rights matters, Tax matters, real property matters or environmental matters, which are addressed exclusively in Section 4.6 (Company SEC Documents; Financial Statements), Section 4.8 (Disclosure Controls and Procedures), Section 4.12 (Employee Benefit Plans), Section 4.14 (Intellectual Property Rights), Section 4.15 (Taxes), Section 4.17 (Real Property), Section 4.18 (Environmental), Section 4.19 (International Trade Laws) and Section 4.20 (Anti-Bribery), respectively.

Section 4.6          Company SEC Documents; Financial Statements.

(a)            Except as set forth in Section 4.6(a) of the Company Disclosure Letter, since April 1, 2012, the Company has timely filed or furnished (subject to any extensions permitted pursuant to, and in compliance with, Rule 12b-25 of the 1934 Act) with the SEC all certifications, forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC (such forms, documents, and reports filed with the SEC, including any amendments, exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).  As of their respective dates, or, if amended, as of the date of the last such amendment, the Company SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act and the Sarbanes-Oxley Act of 2002 (as amended and including the rules and regulations promulgated thereunder) (the “Sarbanes-Oxley Act”), as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents at the time it was filed (or, if amended, as of the date of the last amendment) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, or are to be made, not misleading.

(b)            The Company has made available (including via the EDGAR system, as applicable) to Parent all material correspondence between the SEC, on the one hand, and the Company and any of its Subsidiaries, on the other hand, since April 1, 2012.  As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC or its staff.  To the Knowledge of the Company, as of the date hereof, none of the Company SEC Documents is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation.

(c)            No Subsidiary of the Company is required to file or furnish any certifications, forms, proxy statements, prospectuses, registrations statements, documents or reports with, or make any other filing with, or furnish any other material to, the SEC.

(d)            The Company has adopted a code of ethics, as defined by Item 406(b) of Regulation S-K promulgated under the Exchange Act, for senior financial officers, applicable to its principal financial officer, comptroller or principal accounting officer, or persons performing similar functions.  Since April 1, 2012, the Company has promptly disclosed by filing a Form 8-K any change in or waiver of the Company’s code of ethics, as required by Section 406(b) of the Sarbanes-Oxley Act.  Except as set forth in Section 4.6(d) of the Company Disclosure Letter, to the Knowledge of the Company, since April 1, 2012, there have been no violations of provisions of the Company’s code of ethics.

(e)            Since April 1, 2012, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ.

(f)            The consolidated financial statements (including all related notes) of the Company included or incorporated by reference in the Company SEC Documents (i) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and (ii) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as at the respective dates thereof and their consolidated statements of operations and consolidated statements of cash flows for the respective periods then ended (subject, in the case of unaudited interim statements, to immaterial normal year-end audit adjustments and to the absence of notes thereto).

Section 4.7          Information Supplied.  None of the information supplied or to be supplied by or on behalf of the Company or any of its Subsidiaries expressly for inclusion or incorporation by reference in the proxy statement, or any amendment or supplement thereto, to be sent to the Company’s shareholders in connection with the approval by the shareholders of the Company of this Agreement (together with any amendments or supplements thereto, the “Proxy Statement”), will, at the date it is first mailed to the shareholders of the Company and at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Proxy Statement will comply as to form in all material respects with the applicable requirements of the Exchange Act.

Section 4.8          Disclosure Controls and Procedures.  The Company and each of its officers are, and have been since April 1, 2012, in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act.  The Company and its managements have established and maintain “disclosure controls and procedures” and “internal control over financial reporting” (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 promulgated under the Exchange Act) to (A) ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the management of the Company by others within those entities and (B) provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP, in each case as required by and in compliance with Rule 13a-15 promulgated under the Exchange Act. The Company has disclosed, based on its most recent evaluation of the Company’s internal control over financial reporting prior to the date hereof, to the Company’s auditors and the audit committee of the board of directors of the Company (i) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and have identified for the Company’s auditors any material weaknesses in such internal controls and (ii) any fraud, to the Knowledge of the Company, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Section 4.9          Absence of Certain Changes or Events.  Since April 1, 2014, (a) the businesses of the Company and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice and (b) there has not been any change, event, development or state of circumstances that has had, individually or in the aggregate, a Company Material Adverse Effect.  Since June 30, 2014 there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date hereof through the Effective Time without Parent’s written consent, would constitute a breach of Section 6.1(a), (e), (f), (g), (h), (i), (j), (k), (l), (m), (n), (o), (p), (r), (s), (t), (w), (y) or (z), or, with respect to the foregoing clauses, Section 6.1(aa).

Section 4.10        No Undisclosed Liabilities.  Except (a) as reflected, disclosed or reserved against in the Company’s consolidated balance sheet as of June 30, 2014 (as amended or restated, as applicable) or the notes thereto included in the Company’s most recent 10-Q, (b) for liabilities or obligations incurred in the ordinary course of business consistent with past practice since June 30, 2014, (c) for liabilities or obligations incurred in connection with the transactions contemplated hereby or (d) for liabilities or obligations that would not have, individually or in the aggregate, a Company Material Adverse Effect, except as set forth in Section 4.10 of the Company Disclosure Letter, as of the date hereof, the Company and its Subsidiaries do not have any liabilities or obligations of any nature whatsoever, whether or not accrued, contingent, absolute, determined, determinable or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of the Company.

Section 4.11        Litigation.  Except as set forth in Section 4.11 of the Company Disclosure Letter, there is no (and since April 1, 2012, there has not been any) material Proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any present or former officer, director or employee of the Company or any of its Subsidiaries for whom the Company or any of its Subsidiaries may be liable before (or in the case of threatened Proceedings, that would be liable for)  or by any Governmental Authority nor is there any material judgment, injunction, writ, Order or decree (including against any of the Company Intellectual Property Rights where any of the foregoing restricts the use, validity or enforceability thereof) of any Governmental Authority outstanding against, or, to the Knowledge of the Company, investigation by any Governmental Authority involving the Company or any of its Subsidiaries.  As of the date hereof, there is no Proceeding pending or, to the Knowledge of the Company, threatened seeking to prevent, hinder, modify, delay or challenge the Merger or any of the other transactions contemplated by this Agreement.

Section 4.12        Employee Benefit Plans.

(a)            Section 4.12(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date hereof, of each material Company Benefit Plan (which list may reference a form of such Company Benefit Plan). For purposes of this Agreement, the term “Company Benefit Plan” shall mean (i) any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA) that the Company or any of its Subsidiaries sponsors, participates in, is a party or contributes to, or otherwise has or could reasonably be expected to have any liability or obligation; and (ii) each other employee benefit plan, program or arrangement, including any stock option, stock purchase, stock appreciation right or other stock or stock-based incentive, cash bonus or incentive compensation, retirement or deferred compensation, profit-sharing, unemployment or severance compensation, or employment or consulting or independent contractor, agreement, plan, policy, program or arrangement for any current or former employee or director of, or other service provider to the Company or any of its Subsidiaries that does not constitute an “employee benefit plan” (as defined in Section 3(3) of ERISA), that the Company or any of its Subsidiaries sponsors, participates in, is a party or contributes to, or with respect to which the Company or any of its Subsidiaries has or could reasonably be expected to have any liability.

(b)            The Company has made available to Parent a true and complete copy of each material Company Benefit Plan and all amendments thereto and a true and complete copy of the following items with respect thereto (in each case, only if applicable): (i) each trust or other funding arrangement, (ii) each summary plan description and summary of material modifications, (iii) the most recently filed annual report on IRS Form 5500 and (iv) the most recently received IRS determination letter or IRS opinion letter.

(c)            Except as would not have a Company Material Adverse Effect, each of the Company Benefit Plans has been established, maintained, operated, administered and funded in accordance with its terms and in compliance with applicable Laws and Contracts.  No Company Benefit Plan has any unfunded liabilities that would have a Company Material Adverse Effect.

(d)            To the Knowledge of the Company, none of the Company, its Subsidiaries, any Company Benefit Plan, any trust created thereunder, nor any trustee or administrator thereof has engaged in a transaction in connection with which the Company, any Subsidiary, any Company Benefit Plan, any such trust, or any trustee or administrator thereof, or any party dealing with any Company Benefit Plan or any such trust could be subject to either a civil penalty assessed pursuant to section 409 or 502(i) of ERISA or a Tax imposed pursuant to section 4975 or 4976 of the Code.

(e)            Each Company Benefit Plan intended to be qualified under Section 401(a) of the Code has either received a favorable determination letter from the IRS with respect to each such Company Benefit Plan as to its qualified status under the Code, or with respect to a prototype Company Benefit Plan, the prototype sponsor has received a favorable IRS opinion letter, or the Company Benefit Plan or prototype sponsor has remaining a period of time under applicable Code regulations or pronouncements of the IRS in which to apply for such a letter and make any amendments necessary to obtain a favorable determination or opinion as to the qualified status of each such Company Benefit Plan, and to the Knowledge of the Company, no event has occurred since the most recent determination or opinion letter or application therefor relating to any such Company Benefit Plan that would reasonably be expected to adversely affect the qualification of such Company Benefit Plan.  Each Company Benefit Plan maintained for employees outside of the United States that is intended to receive favorable Tax treatment under applicable Tax Laws has been qualified, registered or similarly determined (as applicable) to satisfy the requirements of such Tax Laws, except as would not give rise to material liability.

(f)            No liability or obligation under Title IV or Section 302 of ERISA or Sections 412 or 430 of the Code has been incurred by the Company or any Person that is a member of a “controlled group of corporations” with, or is under “common control” with, or is a member of the same “affiliated service group” with the Company, in each case, as defined in Sections 414(b), (c), (m) or (o) of the Code (each, an “ERISA Affiliate”) within the six (6) year period preceding the Effective Time that has not been satisfied in full, and no condition exists that presents a material risk to the Company or any ERISA Affiliate of incurring any such liability.  No Company Benefit Plan maintained for employees outside of the United States is a defined benefit or similar type of plan or arrangement, other than those plans or arrangements that are required to be maintained pursuant to applicable Law.

(g)            Except as would not have a Company Material Adverse Effect, there are no (i) claims, actions, suits, audits, disputes or claims (other than routine claims for benefits) pending, or, to the Knowledge of the Company, threatened against or affecting any Company Benefit Plan, by any Governmental Authority, employee, beneficiary, or participant covered under such Company Benefit Plan, as applicable, or otherwise involving such Company Benefit Plan.

(h)            Neither the execution or delivery of this Agreement nor the consummation of the Merger will (i) entitle any current or former director, employee, consultant or independent contractor of the Company or any of its Subsidiaries to any material payment, except as expressly provided in this Agreement, (ii) materially increase the amount or value of any benefit or compensation or other obligation payable or required to be provided to any such director, employee, consultant or independent contractor, or any Company Benefit Plan, or (iii) accelerate the time of payment or vesting of amounts due any such director, employee, consultant or independent contractor or accelerate the time of any funding (whether to a trust or otherwise) of compensation or benefits in respect of any of the Company Benefit Plans, except as expressly provided in this Agreement.

(i)            Except as set forth in Section 4.12(i) of the Company Disclosure Letter, none of the Company or its Subsidiaries has any material obligations for post-termination health or life insurance benefits under any Company Benefit Plan (other than for continuation coverage required to be provided pursuant to Section 4980B of the Code for which the covered individual pays the full cost of coverage).

(j)            The Company and its Subsidiaries have no liabilities or other obligations with respect to the compensation (including base salary, bonus and other incentive compensation (whether cash, equity or otherwise)) and benefits payable in respect of the employees, consultants and independent contractors of Covisint and its Subsidiaries with respect to such employees’, consultants’ and independent contractors’ employment with, or provision of services to, Covisint and its Subsidiaries, other than with respect to Covisint employees who may own any equity securities of the Company.

Section 4.13        Labor Matters. Except as set forth in Section 4.13 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound by any works council or collective bargaining agreement, or other similar agreement with any labor organization or employee representative.  There are no labor related strikes, walkouts, work stoppages, or other material organized labor disputes pending or, to the Company’s Knowledge, threatened, and, since April 1, 2012, neither the Company nor any of its Subsidiaries has experienced any such labor related strike, walkout, work stoppage, or other material organized labor disputes.  To the Company’s Knowledge, there is no (and since April 1, 2012 there has been no) pending organizing activity and no labor union or works council has made a pending written demand for recognition or certification, in each case, with respect to any employees of the Company or any of its Subsidiaries.

Section 4.14        Intellectual Property Rights.

(a)            The Company and its Subsidiaries own, or have a valid right to use in the manner currently used, all Intellectual Property Rights that are used in the business of the Company and its Subsidiaries as currently conducted (the “Company Intellectual Property Rights”), and (i) such Company Intellectual Property Rights will be owned by or available for use by the Company and its Subsidiaries after the Closing on terms and conditions identical, in all material respects, to those under which the Company and its Subsidiaries owned or used such Company Intellectual Property Rights immediately prior to the Closing, except as would not have, individually or in the aggregate, a Company Material Adverse Effect, and (ii) neither the Company nor any of its Subsidiaries has received, in the twelve (12) months preceding the date hereof, any written charge, complaint, claim, demand or notice challenging the validity of any of the Company Intellectual Property Rights. The Company and its Subsidiaries have taken commercially reasonable steps under the circumstances to protect and maintain the secrecy of its and their material trade secrets. To the Company’s Knowledge, the material Company Intellectual Property Rights that are the subject of a patent or registration owned by the Company or any of its Subsidiaries are valid, subsisting and enforceable.

(b)            To the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries as currently conducted does not infringe upon, misappropriate, or violate, and has not in the three (3) years prior to the date hereof, infringed, misappropriated, or violated  any Intellectual Property Rights of any other Person.  None of the Company or any of its Subsidiaries has received, in the twelve (12) months preceding the date hereof, any written charge, complaint, claim, demand, unsolicited offer to license or notice alleging any such infringement, misappropriation or violation by the Company or any of its Subsidiaries that has not been settled or otherwise fully resolved, except for any such infringement that would not have, individually or in the aggregate, a Company Material Adverse Effect.  To the Knowledge of the Company, as of the date hereof, no other Person is infringing, misappropriating or violating any Company Intellectual Property Rights, except for any such infringement as would not have, individually or in the aggregate, a Company Material Adverse Effect.  This Section 4.14(b) constitutes the only representation and warranty of the Company with respect to any actual or alleged infringement or other violation of any Intellectual Property Rights of any other Person.

(c)            Section 4.14(c) of the Company Disclosure Letter lists all Software, including Open Source Software, licensed to the Company (and the associated Software license agreement identifying the applicable licensor) that is embedded, integrated, bundled with or otherwise distributed with the products and offerings of the Company or any of its Subsidiaries, including any Software (or portions thereof) from which the products and offerings of the Company or any of its Subsidiaries inherit, link, or otherwise call functionality (including libraries or other shared-source repositories). With respect to Open Source Software, Section 4.14(c) of the Company Disclosure Letter sets forth a complete and accurate list of (i) each item of Open Source Software that is used in, incorporated into, combined with, linked with, distributed with, provided to any Person as a service, provided via a network as a service or application, or made available with any product or offering of the Company or any of its Subsidiaries (or, with respect to third party Software that is not, to the Knowledge of the Company, Open Source Software, identifies such third party Software) and (ii) the name and version number of the applicable license agreement for each such item of Open Source Software.  Except as set forth on Section 4.14(c) of the Company Disclosure Letter, no Software that has been licensed or made available to the Company or any of its Subsidiaries for use in their business under a Reciprocal License is used in such a way that requires: (A) the disclosure or distribution of any material proprietary Software of the Company (other than such item of Software licensed under a Reciprocal License itself) in source code form, (B) a requirement that any distribution of any material proprietary Software of the Company (other than such item of Software licensed under a Reciprocal License itself) be at no charge, (C) a requirement that any other licensee of the Software be permitted to modify, make derivative works of or reverse engineer any material proprietary Software of the Company, or (D) the grant of any material patent rights of the Company with respect to the business (other than patent rights in such item of Software licensed under a Reciprocal License itself).

(d)            The Company and its Subsidiaries are in compliance with all applicable Laws and all of the Company’s or its Subsidiaries’ published policies and contractual obligations relating to privacy, data protection, and the collection and use of personal information collected, used, or held for use by the Company and its Subsidiaries, except where the failure to be in compliance would not have, individually or in the aggregate, a Company Material Adverse Effect.  To the Knowledge of the Company, during the three (3) years prior to the date hereof, neither the Company nor its Subsidiaries have experienced any incident in which personally identifiable information or other information protected under applicable Law relating to individuals was stolen or improperly accessed, including any breach of security.

(e)            Section 4.14(e) of the Company Disclosure Letter sets forth a correct and complete list as of the date hereof of all (i) patented or registered Intellectual Property Rights owned by the Company or any of its Subsidiaries, and (ii) pending patent applications and applications for other registrations of Intellectual Property Rights filed by or on behalf of the Company or any of its Subsidiaries, including, to the extent applicable, the jurisdictions in which each such Intellectual Property Right has been issued or registered or in which any application for such issuance and registration has been filed.  As of the date of this Agreement, all necessary registration, maintenance and renewal fees in connection with the foregoing have been paid and all necessary documents and certificates in connection with the foregoing have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining the foregoing.

(f)            The Company and its Subsidiaries have entered into with all of its current and former employees and independent contractors who have performed or assisted the Company or its Subsidiaries in product development efforts (i) written assignment agreements assigning all Intellectual Property Rights created or developed within the scope of employment or engagement, as applicable, and (ii) written confidentiality agreements protecting the trade secrets and confidential information of the Company or its Subsidiaries.  No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in a requirement that any material proprietary source code of any of the products or offerings of the Company or any of its Subsidiaries be disclosed or delivered to any third party by the Company, any of its Subsidiaries or any person acting on their behalf.  To the Knowledge of the Company, as of the date hereof, there has been no unauthorized theft or disclosure of any material proprietary source code of any of the products or offerings of the Company or any of its Subsidiaries.

(g)            The Software, computer firmware, computer hardware, electronic data processing, information, record keeping, communications, telecommunications, networks, interfaces, platforms, peripherals and computer systems, including any outsourced systems and processes, that are owned or used by the Company or any of its Subsidiaries in the conduct of their respective businesses (collectively, the “Computer Systems”) are reasonably sufficient for the immediate needs of the Company and its Subsidiaries, including as to capacity, and ability to process current and anticipated peak volumes in a timely manner.  The Computer Systems are in sufficiently good working condition to perform all information technology operations and include a sufficient number of license seats for all Software, in each case as necessary for the operation of the business of the Company and its Subsidiaries as currently conducted. The Company and its Subsidiaries use commercially reasonable efforts to protect the Computer Systems from becoming infected by any disabling codes or instructions, including any virus, worm, Trojan horse, automatic restraint, time bomb or any other feature or function that cause erasing, destroying, or corrupting of Software, systems, databases, or data.    To the Knowledge of the Company, in the last eighteen (18) months prior to the date hereof, there have been no unauthorized intrusions or breaches of security, failures, breakdowns, continued substandard performance or other adverse events affecting any such Computer Systems that have caused any substantial disruption of or interruption in or to the use of such Computer Systems.  The Company and its Subsidiaries maintain commercially reasonable security, disaster recovery and business continuity plans, procedures and facilities, act in material compliance therewith, and have taken commercially reasonable steps to test such plans and procedures on a periodic basis, and such plans and procedures have been proven effective upon such testing in all material respects.

(h)            No government funding, facilities, resources or Intellectual Property Rights of a university, college, other educational institution, or research center was used in the development of the material Intellectual Property Rights owned by the Company or its Subsidiaries and, to the Knowledge of the Company, no Governmental Authority, university, college, other educational institution or research center has any claim or right in or to such Intellectual Property Rights (including any “march in” rights).

Section 4.15        Taxes.  Except as set forth in Section 4.15 of the Company Disclosure Letter:

(a)            (i) The Company and each of its Subsidiaries have filed all Tax Returns required to be filed by any of them; (ii) each of such filed Tax Returns (taking into account all amendments thereto) is complete and accurate in all material respects; and (iii) all income and other material Taxes payable by the Company and its Subsidiaries whether or not shown to be due on such Tax Returns have been timely paid in full, except for Taxes for which adequate accruals or reserves have been established in accordance with GAAP.

(b)            (i) Neither the Company nor any of its Subsidiaries has received written notice of any audit, examination, investigation or other Proceeding from any taxing authority for any material amount of unpaid Taxes asserted against the Company or any of its Subsidiaries, which have not been fully paid or settled; (ii) there are no material Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens; and (iii) with respect to any Tax years open for audit as of the date hereof, neither the Company nor any of its Subsidiaries has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any income or other material Tax.

(c)            Neither Company nor any of its Subsidiaries is or has been, within the last five years, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(d)            Neither the Company nor any of its Subsidiaries has engaged in any “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2) or Treasury Regulations Section 301.6111-2(b) in any Tax year for which the statute of limitations has not expired.

(e)            Each of the Company and its Subsidiaries has properly withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any shareholder, employee, creditor, independent contractor, or other third party.

(f)            The accrual for Taxes on the most recent balance sheet of the Company and its Subsidiaries included in the Company SEC Documents would be adequate in accordance with GAAP to pay all Tax liabilities of the Company and its Subsidiaries if its current taxable year were treated as ending on the date of such balance sheet.  Since the date of such balance sheet, the Company and its Subsidiaries, taken as a whole, have not incurred any material Tax liability outside of the ordinary course of business.

(g)            None of the Company or its Subsidiaries is a party to or bound by any Tax allocation or Tax sharing agreement, other than (i) any such agreement solely among the Company and its Subsidiaries, (ii) any such agreement with customers, vendors, lessors or similar third parties entered into in the ordinary course of business and not primarily related to Taxes or (iii) any such agreement that as of the Closing Date is reasonably expected to terminate without any further material payments being required to be made.

(h)            No material claim has ever been made in writing by a taxing authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that such Person is or may be subject to taxation by such jurisdiction.

(i)            Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or agreement is still in effect.

(j)            None of the Company or its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (B) has any liability for the Taxes of any Person (other than any of the Company or its Subsidiaries) under Treas. Reg. Section 1.1502-6 (or any corresponding or similar provision of state, local or non-U.S. law), as a transferee or successor, by contract, or otherwise.

(k)            None of the Company or its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Code Section 481(c) or any corresponding or similar provision of state, local or non-U.S. law; (ii) “closing agreement” as described in Code Section 7121 or any corresponding or similar provision of state, local or non-U.S. law; (iii) deferred intercompany gain or any excess loss account described in Treasury Regulation under Code Section 1502 or any corresponding or similar provision of state, local or non-U.S. tax law; (iv) installment sale described in Code Section 453 or any corresponding or similar provision of state, local or non-U.S. tax law made prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.

(l)            During the last six (6) years, and except to the extent adequately reserved in accordance with GAAP, the prices and terms for the provision of any property or services undertaken by the Company and its Subsidiaries have been arm’s length for purposes of the relevant transfer pricing laws in all material respects, and all material documentation required by such laws has been timely prepared or obtained in accordance with such laws and, to the extend required by such laws, retained.

(m)            Section 4.15(m) of the Company Disclosure Letter set forth the federal Tax classification for each of the Company’s Subsidiaries for U.S. federal income Tax purposes.

(n)            Each contract, arrangement, or plan of the Company and its Subsidiaries that is a “nonqualified deferred compensation plan” (as defined for purposes of Code Section 409A(d)(1)) is in documentary and operational compliance with Code Section 409A and the applicable guidance issued thereunder in all material respects.  To the Knowledge of the Company, none of the Company or its Subsidiaries has any indemnity obligation for any Taxes imposed under Section 4999 or 409A of the Code.

(o)            None of the Company or its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Code Section 280G (or any corresponding or similar provision of state, local or non-U.S. law).

(p)            Except to the extent that Section 4.12 relates to Taxes, the representations and warranties set forth in Section 6.20 and this Section 4.15 shall constitute the only representations and warranties with respect to Taxes.

Section 4.16        Material Contracts.

(a)             Section 4.16(a) of the Company Disclosure Letter sets forth a list, as of the date hereof, of each Company Material Contract.  For purposes of this Agreement, “Company Material Contract” means any Contract to which the Company or any of its Subsidiaries is a party or their respective properties or assets are bound, except for this Agreement, that:

(i)            constitutes a “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K of the SEC);

(ii)            is a joint venture, alliance, partnership or similar agreement, including pursuant to which any Intellectual Property Rights are jointly created or owned, that is material to the operation of the Company or any of its Subsidiaries;

(iii)            is a shareholders agreement or agreement relating to the issuance, voting, repurchase, redemption or transfer of any securities of the Company or any of its Subsidiaries or the granting of any registration rights with respect thereto;

(iv)            provides for the development of any material Company Intellectual Property Rights, owned or purported to be owned by the Company or any of its Subsidiaries, independently or jointly, by or for the Company or any of its Subsidiaries, other than agreements between the Company or any of its Subsidiaries and its respective current and former employees who have executed the Company’s form employee Agreement in the form made available to Parent;

(v)            is a material settlement agreement, cross-license agreement, concurrent use agreement, covenant not to sue or standalone indemnification agreement;

(vi)            pursuant to which the Company or any of its Subsidiaries has agreed to provide any Person with access to the material proprietary source code for any of the current products or offerings of the Company or any of its Subsidiaries, or to provide for the material proprietary source code of any of the current products or offerings of the Company or any of its Subsidiaries to be put in escrow;

(vii)            pursuant to which the Company or any of its Subsidiaries has been granted a material license to Intellectual Property Rights;

(viii)             (A) restricts in any material respect the right of the Company or any Subsidiary to engage or compete in any line of business, market or in any geographic area or with any Person, including with respect to hiring or soliciting for hire the employees or contractors of any third party (other than non-hire and non-solicitation provisions that are not material and are entered into in the ordinary course), (B) grants any exclusive rights to any Person, including without limitation any exclusive license or supply or distribution agreement or other exclusive rights or which, pursuant to its terms, could have such effect after the Closing of the transactions contemplated hereby or (C) grants any rights of first refusal or rights of first negotiation with respect to any material Company Intellectual Property Rights, product or service of the Company;

(ix)            is (A) for each Company Business Unit, a top 25 Contract by revenue for fiscal year 2014 or (B) a top 25 vendor Contract by total expenditure for fiscal year 2014;

(x)            is a consulting (other than those that are terminable on no more than thirty (30) days’ prior notice for consideration of less than $25,000), change of control, retention or severance agreement or arrangement or employment agreement or arrangement with a term of at least six months, in each case, (x) with any officer of the Company or its Subsidiaries, (y) which involves annual base salary in excess of $200,000 or (z) which includes any bonus or other amount payable in connection with the transactions contemplated hereby (other than any payments contemplated by Article III of this Agreement);

(xi)            is a loan, guarantee of indebtedness or credit agreement, security agreement, note, mortgage, indenture or other binding commitment (other than those between the Company and its Subsidiaries) relating to indebtedness for borrowed money or the deferred purchase price of property (in each case, whether incurred, assumed, guaranteed or secured by any asset), but excluding any ordinary course trade payables and receivables;

(xii)            pursuant to which the Company or any of its Subsidiaries has any material obligations or liabilities as guarantor, surety, co-signer, endorser or co-maker in respect of any obligation of any Person (other than the Company or any of its Subsidiaries), or any capital maintenance, keep well or similar agreements or arrangement;

(xiii)            creates or grants a Lien on material properties or other material assets of the Company or any of its Subsidiaries, other than Permitted Liens;

(xiv)            is an acquisition agreement, asset purchase agreement, stock purchase agreement or other similar agreement (other than agreements to purchase or acquire inventory in the ordinary course of business) (A) which has not been fully satisfied or performed (other than confidentiality obligations) or under which the Company or any of its Subsidiaries has any ongoing obligations, (B) which involved consideration (including assumption of debt) in excess of $5 million and was entered into after April 1, 2012 or (C) pursuant to which any other Person has the right to acquire any assets of the Company or any of its Subsidiaries (or any interests therein) after the date of this Agreement with a purchase price of more than $500,000;

(xv)            is a collective bargaining agreement or similar agreement with any labor union or association representing employees of the Company or any of its Subsidiaries, other than “works councils” required by applicable Law;

(xvi)            is a Contract with any director, officer or affiliate of the Company or any of its Subsidiaries (or, to the Knowledge of the Company, any immediate family member or Affiliate of any director, officer or affiliate of the Company or any of its Subsidiaries) and involves material continuing liabilities or obligations of the Company or its Subsidiaries excluding (A) any Company Benefit Plans and (B) any Contract between the Company or any of its Subsidiaries, on the one hand, and Covisint, on the other hand;

(xvii)            is a Contract that involves any exchange-traded or over-the-counter swap, forward, future, option, cap, floor, or collar financial contract or any other interest-rate, commodity price, equity value or foreign currency protection contract of a duration in excess of one year;

(xviii)            is a Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or asset;

(xix)            is a Contract that would prohibit or materially delay the consummation of the Merger; or

(xx)            is a top 20 Government Contract by revenue for fiscal year 2014.

(b)            To the Knowledge of the Company, neither the Company nor any Subsidiary of the Company is in breach of or default under the terms of any Company Material Contract where such breach or default would have, individually or in the aggregate, a Company Material Adverse Effect.  To the Knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract, and no event or circumstance has occurred that, with notice or lapse of time or both, would constitute any event of default thereunder, where such breach or default would have, individually or in the aggregate, a Company Material Adverse Effect.  Each Company Material Contract is a valid and binding obligation of the Company or its Subsidiary and, to the Knowledge of the Company, the other parties thereto, except such as would not, individually or in the aggregate, have a Company Material Adverse Effect; provided that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought. Neither the Company nor any of its Subsidiaries has received, as of the date of this Agreement, any written or, to the Knowledge of the Company, oral notice relating to the termination or non-renewal, in whole or in part, of any Company Material Contract.

(c)            Except as set forth in Section 4.16(c) of the Company Disclosure Letter, complete, correct and unredacted copies of each Company Material Contract, as amended and supplemented, have been filed with the SEC or made available by the Company to Parent or its Representatives.

(d)            Except as set forth in Section 4.16(d) of the Company Disclosure Letter, to the Knowledge of the Company, no Government Contract (i) requires any security clearance or access to classified information to successfully perform; or (ii) has been audited or had incurred costs disallowed or funds subjected to a formal offset or withholding.

(e)            Except as set forth in Section 4.16(e) of the Company Disclosure Letter, since April 1, 2013, (A) there have not been any allegations of fraud, any disclosures of credible evidence of fraud, or any unremitted material overpayments in connection with a Government Contract, nor to the Knowledge of the Company have there been any investigations, demands, subpoenas or other document requests regarding any such concerns and (B) neither the Company nor, to the Knowledge of the Company, any of its Representatives, consultants or agents have been (or to the Knowledge of the Company are proposed or threatened with being) debarred, suspended or excluded or determined to be non-responsible or ineligible for contracts with a Governmental Authority.

Section 4.17        Real Property.

(a)            All real property owned by the Company or any of its Subsidiaries (collectively, the “Owned Real Property”) is disclosed in Section 4.17(a) of the Company Disclosure Letter.  With respect to the Owned Real Property, (i) neither the Company nor any of its Subsidiaries has received written notice of any condemnation Proceeding or proposed action or agreement for taking in lieu of condemnation (nor to their Knowledge, is any such Proceeding, action or agreement pending or threatened) with respect to any portion of the Owned Real Property and (ii) all buildings and improvements located on the Owned Real Property and used in the business of the Company are in a condition that is sufficient for the operation of the business of the Company.

(b)            All real property leased, subleased, licensed or otherwise occupied (whether as a tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any of its Subsidiaries (collectively, including the improvements thereon, the “Leased Real Property”) together with all Leases are disclosed in Section 4.17(b) of the Company Disclosure Letter.  All buildings and improvements used in the business of the Company at the Leased Real Property are in a condition that is sufficient for the operation of the business of the Company thereat.

(c)            As of the date hereof, the Company and/or its Subsidiaries have good fee simple title to all Owned Real Property and valid leasehold, subleasehold or license interests in all Leased Real Property free and clear of all Liens, except Permitted Liens.

(d)            As of the date hereof, (i) neither the Company nor any of its Subsidiaries has received any written communication from, or given any written communication to, any other party to a lease for Leased Real Property or any lender, alleging that the Company or any of its Subsidiaries or such other party, as the case may be, is in default under any such Lease, (ii) no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under any such Lease, (iii) except as disclosed in Section 4.17(d) of the Company Disclosure Letter, neither the Company nor any Subsidiary has subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof.

Section 4.18        Environmental.  Except as would not reasonably be expected, individually or in the aggregate, to result in any material liability for the Company or any of its Subsidiaries:

(a)            the Company and its Subsidiaries are and since January 1, 2009 have been in compliance with all applicable Environmental Laws, including, but not limited to, possessing and complying with all Company Permits required for their operations or occupation of any real property under applicable Environmental Laws;

(b)            there is no pending or threatened Proceeding pursuant to any Environmental Law against the Company or any of its Subsidiaries.  Neither the Company nor any of its Subsidiaries has received written notice from any Person, including but not limited to any Governmental Authority, alleging that the Company or any of its Subsidiaries has been or is in violation or potentially in violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, which violation or liability is unresolved.  Neither the Company nor any of its Subsidiaries is a party or subject to any administrative or judicial Order or decree pursuant to Environmental Law;

(c)            with respect to the Owned Real Property and the Leased Real Property and any properties formerly owned, leased or operated by the Company or any of its Subsidiaries, there have been no Releases, spills, or discharges of Hazardous Materials on, in, from or underneath any of such properties or facilities that (i) has caused environmental contamination at such properties or facilities that has resulted or would result in an obligation of the Company or any of its Subsidiaries to remediate such environmental contamination pursuant to applicable Environmental Law, or (ii) has resulted or would result in liability of the Company or any of its Subsidiaries pursuant to applicable Environmental Law; and

(d)            the Company has furnished to Parent copies of all material environmental audits, assessments and reports, and all other material documents bearing on environmental, health or safety liabilities, in its possession, prepared since January 1, 2009, relating to the past or current operations, properties or facilities of the Company or its Subsidiaries.

Section 4.19        International Trade Laws.  The Company and its Subsidiaries, including their directors, officers, and employees, and to the Knowledge of the Company and its Subsidiaries, all agents and other persons acting on their behalf, are in compliance in all material respects with all applicable International Trade Laws.  Except as set forth in Section 4.19 of the Company Disclosure Letter, none of the Company or any of its Subsidiaries, or any of their directors or officers are aware of any civil or criminal investigation, audit or any other inquiry, or any allegations, internal investigations or reviews, or other facts or circumstances, involving or otherwise relating to any potential or actual violation of International Trade Laws by the Company or its Subsidiaries, or any of their directors, officers or employees, or any agents or other persons acting on their behalf.

Section 4.20        Anti-Bribery.  The Company and its Subsidiaries, including the directors, officers, agents, and persons acting on their behalf, are in compliance in all material respects with all applicable anti-bribery and anti-money laundering laws.  Since April 1, 2012, none of the Company or any of its Subsidiaries, including the directors and officers, or to the Knowledge of the Company or its Subsidiaries, any agents or other persons acting on their behalf, have provided, offered, gifted or promised, directly or indirectly, anything of value to any official of any Governmental Authority, political party, or candidate for government office, nor provided or promised anything of value to any other person while knowing that all or a portion of that thing of value would or will be offered, given, or promised, directly or indirectly, to any official of any Governmental Authority, political party or candidate for government office, for the purposes of securing any improper advantage for the benefit of the Company and its Subsidiaries or assisting the Company and its Subsidiaries in obtaining or retaining business for or with, or directing business to, any person.

Section 4.21        Rights Agreement.  Assuming the accuracy of the representation contained in Section 5.13, the Company has taken all actions necessary or required under the Rights Agreement, dated as of October 25, 2000, between the Company and Equiserve Trust Company, N.A., as Rights Agent (as amended, the “Rights Agreement”), to cause the Rights Agreement to be rendered inapplicable to this Agreement, the Merger and the transactions contemplated by this Agreement.

Section 4.22        Vote Required; Appraisal Rights and Takeover Statutes.  Assuming the accuracy of the representation contained in Section 5.13, the approval of this Agreement by the affirmative vote of the holders of at least a majority of the outstanding shares of Company Common Stock entitled to vote thereon at the Shareholders’ Meeting (the “Requisite Shareholder Approval”) and the Company Shareholder Advisory Vote (regardless of the outcome of such vote) are the only votes of holders of securities of the Company that are required in connection with the consummation of any of the transactions contemplated hereby (including the Spin-Off or Covisint Sale, as applicable). No current or former holder of Company Common Stock is entitled to appraisal, quasi-appraisal or similar rights under the MBCA, and the Board of Directors of the Company has not adopted any resolution or taken any other action that could entitle any current or former holder of Company Common Stock to any appraisal, quasi-appraisal or similar rights following the Closing. Assuming the accuracy of the representations and warranties of Parent and Acquisition Sub set forth herein, no state takeover statute or similar statute, including, without limitation, any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” or other antitakeover Laws (including Section 780 of the MBCA) and regulations of any state or comparable antitakeover provision of the restated certificate of incorporation or bylaws of the Company (“Takeover Laws”) applies or purports to apply to this Agreement, the Merger or the transactions contemplated by this Agreement. To the extent applicable, the Board of Directors of the Company has adopted and approved a resolution (which resolution shall remain in effect until the Effective Time) pursuant to Section 782(1)(b) of the MBCA to exempt Parent, Merger Sub and their existing or future affiliates from the requirements of Section 780 of the MBCA.

Section 4.23        Brokers.  Except for those Persons set forth in Section 4.23 of the Company Disclosure Letter and Goldman, Sachs & Co. (“Goldman Sachs”) and Allen & Company LLC, whose fees and expenses shall be borne solely by the Company and which fees and expenses will not exceed the amounts set forth in Section 4.23 of the Company Disclosure Letter, no broker, finder, investment banker, consultant or intermediary is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement (including the Spin-Off) based upon arrangements made by or on behalf of the Company or any of its Subsidiaries or any of their respective Affiliates (other than Covisint or its Subsidiaries; provided that the Company and its Subsidiaries shall have no liability for any such arrangements made by or on behalf of Covisint or its Subsidiaries).

Section 4.24        Opinion of Financial Advisor.  The board of directors of the Company has received the opinion, dated as of the date hereof, of Goldman Sachs that, as of the date hereof and subject to the limitations and assumptions set forth in such opinion, the Merger Consideration is fair, from a financial point of view, to the holders of shares of Company Common Stock.  A signed copy of such opinion will be made available to Parent for informational purposes only promptly after receipt thereof.

Section 4.25      Insurance.  Section 4.25 of the Company Disclosure Letter lists, as of the date hereof, all material insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers or directors of the Company and its Subsidiaries (the “Insurance Policies”).  The Company maintains insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice.  The Insurance Policies are in full force and effect and will be maintained by the Company and its Subsidiaries in full force and effect as they apply to any matter, action or event relating to the Company or its Subsidiaries occurring through the Effective Time, and the Company and its Subsidiaries have not reached or exceeded their policy limits for any Insurance Policies in effect at any time during the past five (5) years.  The Company and its Subsidiaries have paid, or caused to be paid, all premiums due under such policies and have not received written or, to the Knowledge of the Company, oral notice that they are in breach or default with respect to any obligation or provisions under any Insurance Policy, and neither the Company nor its Subsidiaries have taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default or permit termination or modification of the Insurance Policies, other than as would not have, individually or in the aggregate, a Company Material Adverse Effect.  Neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, oral notice of cancellation or termination with respect to any Insurance Policy that is held by, or for the benefit of, any of the Company or any of its Subsidiaries.  There is no material claim by the Company or any of its Subsidiaries pending, nor has there been any material claim pending during the past three (3) years, under any of such Insurance Policies as to which the Company has been notified that coverage has been questioned, denied or disputed by the underwriters of such Insurance Policies.

Section 4.26        Customers and Suppliers.  Section 4.26(a) of the Company Disclosure Letter lists the ten largest customers of the Company and its Subsidiaries (determined on the basis of aggregate revenues recognized by the Company and its Subsidiaries over the four consecutive fiscal quarter period ended June 30, 2014) (each a “Major Customer”).  Section 4.26(b) of the Company Disclosure Letter lists the ten largest suppliers of the Company and its Subsidiaries (determined on the basis of aggregate purchases made by the Company and its Subsidiaries over the four consecutive fiscal quarter period ended June 30, 2014) (each a “Major Supplier”).  The Company has not received, as of the date of this Agreement, any written or, to the Knowledge of the Company, oral notice from any Major Customer or Major Supplier that it intends to terminate, or not renew, its relationship with the Company or its Subsidiaries.

Section 4.27        Affiliated and Related Party Transactions. As of the date hereof, except as disclosed in the Company SEC Documents, since April 1, 2012, no event has occurred and no relationship exists that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 4.28        Escheat. To the Company’s Knowledge, the Company and its Subsidiaries have complied with all applicable escheat Laws in all material respects.

Section 4.29    No Other Representations or Warranties.  Except for the representations and warranties contained in Section 6.20 and this Article IV and any certificate delivered hereunder, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent or Acquisition Sub in connection with the transactions contemplated hereby, including the accuracy, completeness or currency thereof.  Neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to Parent, Acquisition Sub or any other Person resulting from the distribution or failure to distribute to Parent or Acquisition Sub, or Parent’s or Acquisition Sub’s use of, any such information, including any information, documents, projections, estimates forecasts of other material made available to Parent or Acquisition Sub in any physical data room or any electronic data room for Project Copper and maintained by the Company for purposes of the Merger and the other transactions contemplated by this Agreement or management presentations in expectation of the transactions contemplated by this Agreement, unless and to the extent any such information is expressly included in a representation or warranty contained in Section 6.20 and this Article IV or any certificate delivered hereunder.  Notwithstanding the foregoing, nothing in this Agreement will limit any remedy Parent may have for fraud committed by the Company or any Representative of the Company (whether or not such fraud relates to a representation made in a written agreement between the parties).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB

Parent and Acquisition Sub hereby jointly and severally represent and warrant to the Company as follows:

Section 5.1          Organization and Qualification.  Each of Parent and Acquisition Sub is a corporation, partnership or other entity duly organized, validly existing and (to the extent applicable) in good standing under the laws of the jurisdiction of its incorporation or organization and has the requisite company power and authority to conduct its business as it is now being conducted, except where the failure to be in good standing or to have such power and authority would not have a Parent Material Adverse Effect.  Each of Parent and Acquisition Sub is duly registered, qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such registration, qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have, individually or in the aggregate, a Parent Material Adverse Effect.  Parent has made available to the Company a complete and correct copy of the Parent Organizational Documents, as currently in effect, and neither Parent nor Acquisition Sub is in violation of any provision of such documents.

Section 5.2          Authority Relative to Agreement.

(a)            Parent and Acquisition Sub have all necessary company power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, including the Merger.  The execution, delivery and performance of this Agreement by Parent and Acquisition Sub, and the consummation by Parent and Acquisition Sub of the transactions contemplated by this Agreement, have been duly and validly authorized by all necessary company action by Parent and Acquisition Sub, and, except as contemplated by this Agreement, no other action or Proceeding on the part of Parent and Acquisition Sub is necessary to authorize the execution, delivery and performance of this Agreement by Parent and Acquisition Sub and the consummation by Parent and Acquisition Sub of the transactions contemplated by this Agreement.  This Agreement has been duly executed and delivered by Parent and Acquisition Sub and, assuming due authorization, execution and delivery of this Agreement by the other party hereto and that this Agreement is a valid, legal and binding obligation of the other party hereto, constitutes a legal, valid and binding obligation of Parent and Acquisition Sub, enforceable against Parent and Acquisition Sub in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.

(b)            The board of directors or similar governing body of each of Parent and Acquisition Sub has, by unanimous resolutions duly adopted by the requisite vote of the directors or similar governing members, (i) adopted and approved this Agreement and the other agreements and transactions contemplated hereby and thereby, including the Merger, and (ii) determined that this Agreement and the transactions contemplated hereby are advisable and fair to and in the best interests of Parent, Acquisition Sub and their respective shareholders or other equityholders, as applicable.  Parent, acting in its capacity as the sole shareholder of Acquisition Sub, has adopted this Agreement and the transactions contemplated hereby.

(c)            Neither the execution, delivery or performance of this Agreement by Parent and Acquisition Sub nor the consummation by Parent and Acquisition Sub of the transactions contemplated hereby will (i) contravene, conflict with, breach or violate any provision of Parent’s or its Subsidiaries’ articles of incorporation or bylaws (or equivalent organizational documents), (ii) assuming that the Consents, registrations, declarations, filings and notices referred to in Section 5.3 have been obtained or made, any applicable waiting periods referred to therein have expired and any condition precedent to any such Consent has been satisfied, conflict with or violate any Law applicable to Parent or any of its Subsidiaries or by which any property or asset of Parent or any of its Subsidiaries is bound or affected or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, acceleration or cancellation or change of any rights or obligation or the loss of any benefit to which Parent or Acquisition Sub is entitled under any provision of any Contract to which Parent or any of its Subsidiaries is a party, or by which any of their respective properties or assets is bound, or (iv) result in the creation of a Lien, other than any Permitted Lien or any Lien created in connection with the Financing, upon any of the material property or assets of Parent or any of its Subsidiaries, other than, in the case of clauses (ii), (iii) and (iv), any such conflict, violation, breach, default, termination, acceleration, cancellation or Lien that would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(d)            No vote of, or consent by, the holders of any class or series of capital stock of Parent is necessary to authorize the execution, delivery and performance by Parent of this Agreement and the consummation of the transactions contemplated hereby or otherwise required by the certificate of incorporation or bylaws of Parent, applicable Law (including any shareholder approval provisions under the rules of any applicable securities exchange) or any Governmental Authority.

Section 5.3          No Conflict; Required Filings and Consents.  No Consent of, or registration, declaration or filing with, or notice to, any Governmental Authority is required to be obtained or made by or with respect to Parent or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than (i) the filing with the SEC of such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) the filing of the Certificate of Merger with the Michigan LARA, (iii) such filings as may be required in connection with the Taxes described in Section 8.7, (iv) such other items required solely by reason of the participation of the Company in the transactions contemplated hereby, (v) compliance with and filings or notifications under the HSR Act or other Antitrust Laws and (vi) such additional Consents, registrations, declarations, filings or notices the failure of which to be obtained or made would not (x) have, individually or in the aggregate, a Parent Material Adverse Effect or (y) impair in any material respect the ability of Parent or Acquisition Sub to perform its obligations hereunder to prevent or materially delay consummation of the transactions contemplated hereby.  There is no judgment, decree, injunction, settlement, ruling or Order of any arbitrator or Governmental Authority outstanding against Parent or Acquisition Sub that would (x) have, individually or in the aggregate, a Parent Material Adverse Effect or (y) impair in any material respect the ability of Parent or Acquisition Sub to perform its obligations hereunder or prevent or materially delay consummation of the transactions contemplate hereby on a timely basis.

Section 5.4          Litigation.  As of the date hereof, there is no suit, action or proceeding pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries that would have a Parent Material Adverse Effect, nor is there any judgment of any Governmental Authority outstanding against, or, to the Knowledge of Parent, investigation by any Governmental Authority involving, Parent or any of its Subsidiaries that would have a Parent Material Adverse Effect.

Section 5.5          Absence of Certain Agreements.  Except for the Voting Agreements, neither Parent nor any of its Affiliates has entered into any contract, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any contract, arrangement or understanding (in each case, whether oral or written), pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any shareholder of the Company (i) agrees to vote to adopt this Agreement or the Merger or (ii) agrees to vote against any Superior Proposal.

Section 5.6          Information Supplied.  None of the information supplied or to be supplied by or on behalf of Parent or any of its Subsidiaries expressly for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the shareholders of the Company and at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.7          Financing.

(a)            Parent has delivered to the Company true, correct and complete copies of (1) the executed commitment letter (including all exhibits, schedules, annexes and amendments thereto) from Jefferies Finance LLC, Credit Suisse AG, Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and Deutsche Bank AG New York Branch (the “Commitment Parties”) together with any related fee letters (which copies of the fee letters may be redacted so long as no redaction covers terms that would adversely affect the conditionality, availability or termination of the Debt Financing), engagement letters, exhibits, schedules, annexes, supplements, term sheets and other agreements (collectively, the “Debt Commitment Letters”), pursuant to which, and subject to the terms and conditions thereof, the Commitment Parties have committed to lend the amounts set forth therein to Acquisition Sub or another wholly owned Affiliate as set forth in the Debt Commitment Letters for the purpose of funding the transactions contemplated by this Agreement (together with any substitute debt financing pursuant to Section 6.10(c), the “Debt Financing”), and (2) the executed equity commitment letter, dated as of the date hereof (the “Equity Commitment Letter” and, together with the Debt Commitment Letters, the “Financing Commitments”) from Thoma Bravo Fund XI, L.P. (the “Guarantor”) pursuant to which the Guarantor has committed to invest, subject to the terms and conditions therein, the amounts set forth therein (the “Equity Financing” and, together with the Debt Financing, the “Financing”). The Equity Commitment Letter provides, and will continue to provide, that the Company is a third party beneficiary thereof.

(b)            As of the date hereof, the Financing Commitments are in full force and effect and have not been withdrawn or terminated or otherwise amended, supplemented or modified in any respect, except as permitted by this Agreement.  Each of the Financing Commitments, in the form so delivered, is a legal, valid and binding obligation of Parent and Acquisition Sub and, to the Knowledge of Parent, the other parties thereto, except as may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance or other similar applicable Laws affecting the enforcement of creditors’ rights generally and general equitable principles. Except as set forth in the Financing Commitments, there are no side letters or other agreements, contracts or arrangements relating to the Financing Commitments.  As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or Acquisition Sub under any term, or a failure of any condition, of the Financing Commitments or otherwise result in any portion of the Financing contemplated thereby to be unavailable.  As of the date hereof, neither Parent nor Acquisition Sub has reason to believe that it could reasonably be expected to be unable to satisfy on a timely basis any term or condition of the Financing Commitments required to be satisfied by it.  Parent and/or Acquisition Sub have fully paid any and all commitment fees or other fees required by the Financing Commitments to be paid on or before the date of this Agreement.  The aggregate proceeds from the Financing when funded in accordance with the Financing Commitments are sufficient to fund all of the amounts required to be provided by Parent for the consummation of the transactions contemplated hereby, and are sufficient for the satisfaction of all of Parent’s and Acquisition Sub’s obligations under this Agreement, including the payment of the Aggregate Merger Consideration and any amounts payable pursuant to Section 3.3, and the payment of all associated costs and Expenses of the Merger (including any repayment or refinancing of indebtedness of Parent, Acquisition Sub or the Company required in connection therewith).  There are no conditions precedent related to the funding or investing, as applicable, of the full amount of the Financing, other than as expressly set forth in or contemplated by the Financing Commitments.

Section 5.8          Guaranty.  Concurrently with the execution of this Agreement, Parent and Acquisition Sub have delivered to the Company the Guaranty of the Guarantor, dated as of the date hereof.  The Guaranty is in full force and effect and is a valid and binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity) and no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under such Guaranty.

Section 5.9          Capitalization of Acquisition Sub.  As of the date hereof, the authorized share capital of Acquisition Sub consists of 1,000 shares, no par value per share, all of which are validly issued and outstanding. All of the issued and outstanding share capital of Acquisition Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent.  Acquisition Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and other transactions contemplated by this Agreement.

Section 5.10        Investment Intention.  Parent is acquiring through the Merger the shares of capital stock of the Surviving Corporation for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act) thereof.  Parent understands that the shares of capital stock of the Surviving Corporation have not been registered under the Securities Act or any Blue Sky Laws and cannot be sold unless subsequently registered under the Securities Act, any applicable Blue Sky Laws or pursuant to an exemption from any such registration.

Section 5.11        Brokers.  No broker, finder, investment banker, consultant or intermediary is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent, Acquisition Sub, the Guarantor or any of their respective Subsidiaries or Affiliates.

Section 5.12        Solvency.  None of Parent, Acquisition Sub and the Guarantor is entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries.  Each of Parent and Acquisition Sub is Solvent as of the date hereof and each of Parent and the Surviving Corporation will, after giving effect to all of the transactions contemplated by this Agreement, including the Financing, any alternative financing and the payment of the Aggregate Merger Consideration and any amounts payable pursuant to Section 3.3, the payment of all other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement and the payment of all related fees and Expenses, and assuming (i) any estimates, projections or forecasts of the Company and its Subsidiaries have been prepared by them in good faith based upon assumptions that were, and continue to be, reasonable and (ii) the representations and warranties in Article IV are true and correct in all respects, be Solvent at and immediately after the Effective Time.  As used in this Section 5.12, the term “Solvent” means, with respect to a particular date, that on such date, (a) the sum of the assets, at a fair valuation, of Parent and Acquisition Sub and, after the Merger, Parent and the Surviving Corporation and its Subsidiaries will exceed their debts, (b) each of Parent and Acquisition Sub and, after the Merger, Parent and the Surviving Corporation and its Subsidiaries have not incurred debts beyond its ability to pay such debts as such debts mature, and (c) each of Parent and Acquisition Sub and, after the Merger, Parent and the Surviving Corporation and its Subsidiaries has sufficient capital and liquidity with which to conduct its business. For purposes of this Section 5.12, “debt” means any liability on a claim, and “claim” means any (a) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, and (b) any right to an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

Section 5.13        Share Ownership.   None of Parent, Acquisition Sub or their respective controlled Affiliates owns (directly or indirectly, beneficially or of record, including pursuant to a derivatives contract), or has owned at any time during the two (2) years preceding the date hereof, any Company Common Stock and none of Parent, Acquisition Sub or their respective controlled Affiliates holds any rights to acquire any Company Common Stock except pursuant to this Agreement.

Section 5.14        Management Agreements. Other than this Agreement and the Voting Agreements, as of the date hereof, there are no contracts, undertakings, commitments, agreements or obligations or understandings between Parent or Acquisition Sub or any of their Affiliates, on the one hand, and any member of the Company’s management or the board of directors, on the other hand, relating in any way to the Company (including relating to compensation and retention of the Company’s management), transactions contemplated by this Agreement or the operations of the Company after the Effective Time.

Section 5.15        No Negotiations.  As of the date of this Agreement, none of Parent, Acquisition Sub or their Affiliates are actively involved in substantive negotiations with respect to the acquisition of any business that would reasonably be deemed competitive with the businesses of the Company and its Subsidiaries.

Section 5.16        Acknowledgment of Disclaimer of Other Representations and Warranties.  Each of Parent and Acquisition Sub acknowledges that, as of the date hereof, they and their Representatives (a) have received full access to (i) such books and records, facilities, properties, premises, equipment, contracts and other assets of the Company and its Subsidiaries which they and their Representatives, as of the date hereof, have requested to review and (ii) the electronic and physical data rooms in connection with the transaction contemplated hereby and (b) have had full opportunity to meet with the management of the Company and its Subsidiaries and to discuss the business and assets of the Company and its Subsidiaries.  Parent and Acquisition Sub each acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV and any certificate delivered hereunder, (a) neither the Company nor any of its Subsidiaries makes, or has made, any representation or warranty relating to itself or its business or otherwise in connection with the Merger and Parent and Acquisition Sub are not relying on any representation or warranty except for those expressly set forth in Article IV, (b) no Person has been authorized by the Company or any of its Subsidiaries to make any representation or warranty relating to itself or its business or otherwise in connection with the Merger, and if made, such representation or warranty must not be relied upon by Parent or Acquisition Sub as having been authorized by such entity and (c) any estimate, projection, prediction, data, financial information, memorandum, presentation or any other materials or information provided or addressed to Parent, Acquisition Sub or any of their Representatives, including any materials or information made available in the electronic and physical data rooms in connection with the transaction, via confidential information memorandum, in connection with presentations by the Company’s management or otherwise, are not and shall not be deemed to be or include representations or warranties unless and to the extent any such materials or information is the subject of any express representation or warranty set forth in Article IV.  Each of Parent and Acquisition Sub has conducted, to its satisfaction, its own independent review and analysis of the businesses, assets, condition, operations and prospects of the Company and its Subsidiaries and, in making its determination to proceed with the transactions contemplated by this Agreement, including the Merger and the Financing, each of Parent and Acquisition Sub has relied on the results of its own independent review and analysis and the covenants, representations and warranties of the Company contained in this Agreement. Notwithstanding the foregoing, nothing in this Agreement will limit any remedy Parent may have for fraud committed by the Company or any Representative of the Company (whether or not such fraud relates to a representation made in a written agreement between the parties).

ARTICLE VI

COVENANTS AND AGREEMENTS

Section 6.1          Conduct of Business by the Company Pending the Merger.  The Company covenants and agrees that, between the date of this Agreement and the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except (a) as may be required by Law, (b) as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (c) as may be expressly required or permitted pursuant to this Agreement, or (d) as set forth in Section 6.1 of the Company Disclosure Letter, (x) the business of the Company and its Subsidiaries shall be conducted in the ordinary course of business, and to the extent consistent therewith, the Company shall use its commercially reasonable efforts to preserve substantially intact the material components and assets of its current business organization, and to preserve in all material respects its present relationships with key customers, suppliers, employees and other persons with which it has material business relations; and (y) the Company shall not, and shall not permit any of its Subsidiaries to:

(a)            amend or otherwise change the articles of incorporation or bylaws of the Company (or such equivalent organizational or governing documents of any of its Subsidiaries);

(b)            split, combine, reclassify, redeem, repurchase or otherwise acquire or amend the terms of any capital stock or other equity interests or rights;

(c)            issue, sell, pledge, dispose, encumber or grant any shares of its or its Subsidiaries’ capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of its or its Subsidiaries’ capital stock except (i) in connection with the Rights Agreement and (ii) for transactions among the Company and its direct or indirect wholly owned Subsidiaries or among the Company’s direct or indirect wholly owned Subsidiaries; provided, however, that the Company may (a) issue shares of Company Common Stock upon the exercise of any vested Company Option, or payment of any Company Stock Unit that becomes vested, in either case as is outstanding as of the date hereof and (b) subject to Section 6.2(e), (i) reduce the exercise price per share of each outstanding Company Option and (ii) treat outstanding Company Stock Units as outstanding shares of Common Stock for purposes of participating in the Spin-Off;

(d)            declare, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to the Company’s or any of its Subsidiaries’ capital stock or other equity interests, other than (i) dividends paid by any Subsidiary of the Company to the Company or any wholly owned Subsidiary of the Company and (ii) the distribution of Covisint common stock pursuant to and in accordance with the Spin-Off Agreements;

(e)            except as required pursuant to Company Benefit Plans listed on Section 4.12(a) of the Company Disclosure Letter or written offer letters for newly hired or promoted employees entered into in the ordinary course of business (in each case whose base salary is less than $250,000 annually), (A) materially increase the compensation payable or to become payable or benefits provided or to be provided to (x) any member of the Company’s board of directors, or (y) any current or former employees or independent contractors of the Company or any of its Subsidiaries, except in the ordinary course of business of the Company consistent with past practice, (B) except as requested pursuant to Company Benefit Plans listed on Section 4.12(a) of the Company Disclosure Letter applicable to newly hired employees hired to fill vacancies in the ordinary course of business of the Company, grant the opportunity to participate in any severance or termination pay plans or (C) establish, adopt, enter into or materially amend any Company Benefit Plan (or any arrangement which, if in existence as of the date hereof, would constitute a Company Benefit Plan), plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees of the Company or any of its Subsidiaries or any of their respective beneficiaries;

(f)            implement any employee layoffs that would require notice under the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar foreign state or local Law (collectively, the “WARN Act”);

(g)            acquire (including by merger, consolidation, or acquisition of stock or assets), except in respect of any merger, consolidation, business combination among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, any corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, or sell, lease, license (other than any nonexclusive licenses or immaterial exclusive licenses granted in the ordinary course of business), abandon, permit to lapse or expire or otherwise subject to a Lien other than a Permitted Lien or otherwise dispose of any material properties, rights (including material Company Intellectual Property Rights) or assets of the Company or its Subsidiaries other than (1) sales of inventory in the ordinary course of business consistent with past practice, (2) pursuant to agreements existing as of the date hereof and set forth on Section 6.1(g) of the Company Disclosure Letter or (3) entered into after the date hereof in the ordinary course of business consistent with past practice in accordance with the terms of this Agreement and involving consideration less than $1,000,000;

(h)            disclose any trade secret or other material confidential information to any Person outside of the ordinary course of business consistent with past practice;

(i)            incur, or amend in any material respect the terms of, any indebtedness for borrowed money for any of its Subsidiaries, or assume or guarantee any such indebtedness for any Person (other than a Subsidiary), except for indebtedness incurred (i) under the Company’s existing credit facilities (provided the Company shall not be permitted to increase the borrowing capacity existing as of the date of this Agreement under such existing credit facilities, including by exercising any accordion options) or (ii) pursuant to agreements in effect prior to the execution of this Agreement and set forth in Section 4.16(a) of the Company Disclosure Letter;

(j)            enter into, modify, amend or terminate (1) any Company Material Contract other than in the ordinary course of business or (2) any Contract which if so entered into, modified, amended or terminated would (x) have a Company Material Adverse Effect, (y) impair in any material respect the ability of the Company to perform its obligations under this Agreement or (z) prevent or materially delay the consummation of the transactions contemplated by this Agreement;

(k)            make any material change to its methods of accounting in effect at March 31, 2014, except (i) as required by GAAP (or any interpretation thereof), Regulation S-X or a Governmental Authority or quasi-Governmental Authority (including the Financial Accounting Standards Board or any similar organization), (ii) to permit the audit of the Company’s financial statements in compliance with GAAP or (iii) as required by a change in applicable Law;

(l)            adopt or enter into a plan of complete or partial liquidation, dissolution, recapitalization or other reorganization (other than the Merger);

(m)            settle or compromise any litigation other than settlements or compromises of litigation where the amount paid (less the amount reserved for such matters by the Company or otherwise covered by insurance) in settlement or compromise, in each case, does not exceed the amount set forth in Section 6.1(m) of the Company Disclosure Letter;

(n)            other than in the ordinary course of business or consistent with past practice, make or change any material Tax election, change any material method of Tax accounting, settle or compromise any material Tax liability, file any material amended Tax Return, enter into any closing agreement with respect to any material Tax or surrender any right to claim a refund for a material amount of Tax, if such election, change, settlement, compromise, amendment, agreement, or surrender would have the effect of materially increasing the Tax liability of the Company or  its Subsidiaries or materially decreasing any Tax attribute of the Company or its Subsidiaries existing at the Effective Time;

(o)            take any action that would reasonably be expected to result in any of the conditions set forth in Article VII not being satisfied or that would impair the ability of the Company to consummate the Merger in accordance with the terms hereof or materially delay such consummation;

(p)            make any loans, advances or capital contributions to or investments in any other Person (other than the Company or any direct or indirect Subsidiary of the Company);

(q)            hire any new employees other than non‑officer employees in the ordinary course of business consistent with past practice;

(r)            terminate the employment of any officer of the Company or any of its Subsidiaries or any employee of the Company or any of its Subsidiaries, in each case whose annual base salary exceeds $250,000 other than for good reason or for reasonable cause;

(s)            incur or commit to incur any capital expenditures, or any obligations or liabilities in connection therewith that, individually or in the aggregate, are in excess of $500,000, other than any capital expenditure (or series of related capital expenditures) consistent in all material respects with the Company’s annual capital expenditure budget for periods following the date of this Agreement, as provided to Parent, or delay any material capital expenditures;

(t)            waive, release, grant or transfer any right of material value, other than in the ordinary course of business consistent with past practice, or waive any material benefits of, or agree to modify in any material adverse respect, or, subject to the terms hereof, fail to enforce, or consent to any material matter with respect to which its consent is required under, any material confidentiality, standstill or similar agreement to which the Company or any of its Subsidiaries is a party;

(u)            maintain insurance at less than current levels or otherwise in a manner inconsistent with past practice;

(v)            enter into any transaction that could give rise to a disclosure obligation as a “listed transaction” under Section 6011 of the Code and the regulations thereunder;

(w)            engage in any transaction with, or enter into any agreement, arrangement or understanding with any Affiliate of the Company or other Person covered by Item 404 of Regulation S K promulgated under the Exchange Act that would be required to be disclosed under such Item 404;

(x)            grant any material refunds, credits, rebates or other allowances by the Company to any end user, customer, reseller or distributor, in each case, other than in the ordinary course of business;

(y)            enter into any new line of business outside of its existing business segments;

(z)            communicate with employees of the Company or any of its Subsidiaries regarding the compensation, benefits or other treatment that they will receive in connection with the Merger, unless any such communications are consistent with prior directives or documentation provided to the Company by Parent (in which case, the Company shall provide Parent with prior notice of and the opportunity to review and comment upon any such communications); or

(aa)            enter into any agreement to do any of the foregoing.

Section 6.2          Preparation of the Proxy Statement; Shareholders’ Meeting; Spin-Off.

(a)            As promptly as practicable after the date hereof (with the Company using reasonable best efforts to do so within twenty (20) calendar days following the date of this Agreement), (i) the Company shall prepare the Proxy Statement, (ii) Parent and Acquisition Sub shall furnish to the Company all information concerning themselves and their Affiliates that is required to be included in the Proxy Statement and shall promptly provide such other assistance in the preparation of the Proxy Statement as may be reasonably requested by the Company from time to time, and (iii) subject to the receipt from Parent and Acquisition Sub of the information described in clause (ii) above, the Company shall file the Proxy Statement with the SEC.  The Company shall promptly notify Parent upon the receipt of any comments from the SEC or the staff of the SEC or any request from the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement, and shall provide Parent and Acquisition Sub promptly with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand.  The Company shall use reasonable best efforts (with the assistance of, and after consultation with, Parent as provided by this Section 6.2(a)) to respond as promptly as reasonably practicable to any comments of the SEC or the staff of the SEC with respect to the Proxy Statement, including filing any amendments or supplements to the Proxy Statement as may be required.  Prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC (or the staff of the SEC) with respect thereto, the Company shall provide Parent a reasonable opportunity to review and to propose comments on such document or response (and the Company shall give due consideration to including any such comments in the Proxy Statement (or any supplement or amendment thereto) or response letter), except, in each case, to the extent prohibited by Law.

(b)            The Company shall file the definitive Proxy Statement with the SEC and cause the definitive Proxy Statement to be mailed to the Company’s shareholders as of the record date established for the Shareholders’ Meeting as promptly as practicable (and in any event within five (5) Business Days)  after the date on which the SEC confirms that it has no further comments on the Proxy Statement (the “SEC Clearance Date”); provided that if the SEC has failed to affirmatively notify the Company within ten (10) calendar days after the initial filing of the Proxy Statement with the SEC that it will or will not be reviewing the Proxy Statement, then such date shall be the “SEC Clearance Date.”  If, at any time prior to the Shareholders’ Meeting, any information relating to the Company, Parent, Acquisition Sub or any of their respective Affiliates, officers or directors is discovered by the Company or Parent or Acquisition Sub which should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement shall not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties thereof, and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the Company’s shareholders.

(c)            The Company shall, as promptly as practicable following the SEC Clearance Date (and in any event within forty (40) calendar days following the SEC Clearance Date), (i) establish a record date for and give notice of a meeting of its shareholders, for the purpose of voting upon the approval of this Agreement and holding the Company Shareholder Advisory Vote (the “Shareholders’ Meeting”) and (ii) duly call, convene and hold the Shareholders’ Meeting; provided that the Company may postpone or adjourn the Shareholders’ Meeting only (i) with the written consent of Parent and Acquisition Sub (which consent shall not be unreasonably withheld, conditioned or delayed), (ii) for the absence of a quorum, (iii) after consultation with Parent, to allow reasonable additional time for any supplemental or amended disclosure which the Company has determined in good faith is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Shareholders’ Meeting or (iv) to allow additional solicitation of votes in order to obtain the Requisite Shareholder Approval. Once the Company has established the record date for the Shareholders’ Meeting, the Company shall not change such record date or establish a different record date without the prior written consent of Parent, unless required to do so by applicable Law.  In the event that the date of the Shareholders’ Meeting as originally called is for any reason adjourned or postponed or otherwise delayed, the Company agrees that unless Parent shall have otherwise approved in writing, it shall implement such adjournment or postponement or other delay in such a way that the Company does not establish a new record date for the Shareholders’ Meeting, as so adjourned, postponed or delayed, except as required by applicable Law.  Unless there has been an Adverse Recommendation Change pursuant to Section 6.5, the Company shall, through the board of directors of the Company, but subject to the right of the board of directors of the Company to make an Adverse Recommendation Change pursuant to Section 6.5, provide the Company Recommendation and shall include the Company Recommendation in the Proxy Statement, and, unless there has been an Adverse Recommendation Change pursuant to Section 6.5, the Company shall use reasonable best efforts to solicit proxies in favor of the Requisite Shareholder Approval.  Parent and Acquisition Sub shall vote all shares of Company Common Stock held by them in favor of the approval of this Agreement.  Notwithstanding any Adverse Recommendation Change, unless this Agreement is validly terminated pursuant to, and in accordance, with Article VIII, this Agreement shall be submitted to the holders of Company Common Stock for the purpose of obtaining the Requisite Shareholder Approval.  The Company shall, upon the reasonable request of Parent, use its reasonable best efforts to advise Parent on a daily basis on each of the last ten (10) Business Days prior to the date of the Shareholders’ Meeting, as to the aggregate tally of the proxies received by the Company with respect to the Requisite Shareholder Approval.  Without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), approval of this Agreement, holding the Company Shareholder Advisory Vote and adjournment shall be the only matters (other than procedure matters) which the Company shall propose to be acted on by the holders of Company Common Stock at the Shareholders’ Meeting.  The Board of Directors of the Company shall not condition its submission of this Agreement or the Merger to the shareholders of the Company on any basis other than receipt of the Requisite Shareholder Approval.

(d)            Unless Parent otherwise consents in writing, as promptly as practicable after the date hereof (and in any event within sixty (60) calendar days following the date of this Agreement), the Company shall (i) execute the Spin-Off Agreements (each of which shall be subject to the prior approval of Parent, such approval not to be unreasonably withheld, conditioned or delayed), (ii) enter into an amended and restated tax sharing agreement with Covisint containing such terms and conditions as Parent shall reasonably request and approve (such approval not to be unreasonably withheld, conditioned or delayed), (iii) consummate the Spin-Off in accordance with the terms of the Spin-Off Agreements and (iv) complete the Spin-Off; provided, however, the Company shall not be required to complete the Spin-Off if definitive documentation for a Covisint Sale has been entered into prior to the expiration of such sixty (60) day period.  Any definitive documentation with respect to a Covisint Sale that (x) is not in the form of a customary public company merger agreement or (y) would subject Parent, the Company, the Surviving Corporation or any of their Affiliates (other than the Company and its Subsidiaries) to any indemnification, non-compete, non-solicit or expense reimbursement obligation or other material liability or obligation following the consummation of a Covisint Sale, in each case, shall be subject to the prior written approval of Parent (which Parent may grant or withhold in its sole discretion).  If definitive documentation with respect to a Covisint Sale is entered into prior to the expiration of such sixty (60) day period, Parent, Acquisition Sub and the Company agree to promptly thereafter (A) develop and implement an appropriate mechanism and/or structure in order to transfer or distribute the net cash proceeds received by the Company in such Covisint Sale (after deducting (x) the Spin-Off Taxes relating to such Covisint Sale and (y) the Covisint Sale Retention Amount) to the Company’s shareholders, holders of Company Stock Units and holders of Company Options and (B) make such amendments to this Agreement as are necessary to reflect such mechanism and/or structure (provided that the parties agree that such amendment shall include a provision providing for a holdback from the Merger Consideration otherwise payable at the Effective Time in an amount equal to the parties’ good faith estimate of the Spin-Off Taxes that would be payable in the event a Covisint Sale does not close and the Spin-Off subsequently occurs); provided, for the avoidance of doubt, that no proceeds shall be transferred or distributed to the Company’s shareholders prior to the closing of the Covisint Sale and the receipt by the Company of such consideration.  Notwithstanding anything in this Agreement to the contrary, the Company shall be permitted to make an election under section 338(h)(10) of the Code (and any comparable election under state, local or foreign tax law) in connection with the Covisint Sale.

(e)            In connection with the consummation of the Spin-Off, the Board of Directors of the Company will be permitted to (i) reduce the exercise price per share of each outstanding Company Option; provided, that all such reductions in the aggregate will not exceed $11,000,000 and (ii) treat outstanding Company Stock Units as outstanding shares of Common Stock for purposes of participating in the Spin-Off.

Section 6.3          Appropriate Action; Consents; Filings.

(a)            Subject to the terms and conditions of this Agreement (including the limitations set forth in Section 6.5), the parties hereto will use their respective reasonable best efforts to consummate and make effective the transactions contemplated hereby and to cause the conditions to the Merger set forth in Article VII to be satisfied, including using reasonable best efforts to accomplish the following: (i) the obtaining of all necessary actions or non-actions, consents and approvals from Governmental Authorities necessary in connection with the consummation of the transactions contemplated by this Agreement, including the Merger, and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval from, or to avoid a Proceeding by, any Governmental Authority necessary in connection with the consummation of the transactions contemplated by this Agreement, including the Merger, (ii) the obtaining of all other necessary consents, approvals or waivers from Third Parties, (iii) the defending of any lawsuits or other legal Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby (“Merger Litigation”), including the Merger, performed or consummated by such party in accordance with the terms of this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed and (iv) the execution and delivery of any additional instruments reasonably necessary to consummate the Merger and any other transactions to be performed or consummated by such party in accordance with the terms of this Agreement and to carry out fully the purposes of this Agreement.  Each of the parties hereto shall promptly (and in no event later than ten (10) Business Days following the date that this Agreement is executed) make and not withdraw its respective filings under the HSR Act, and make as soon as reasonably practicable after the date hereof any other applications and filings as reasonably determined by Company and Parent under applicable Antitrust Laws with respect to the transactions contemplated hereby, including the Merger.  Notwithstanding the foregoing, obtaining any Third Party consents, approvals or waivers pursuant to Section 6.3(a)(ii) above shall not be considered a condition to the obligations of Parent and Acquisition Sub to consummate the Merger.  The Company shall give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with any Merger Litigation, and the right to consult on the settlement with respect to such Merger Litigation, and the Company will in good faith take such comments into account, and, no such settlement shall be agreed to with respect to the Company without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

(b)            Each of the parties hereto will furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a Governmental Authority, including (i) promptly informing the other party of such inquiry, (ii) consulting in advance, and considering in good faith the other party’s views, before making any presentations or submissions to a Governmental Authority, (iii) giving the other party the opportunity to attend and participate in any substantive meetings or discussions with any Governmental Authority, to the extent not prohibited by such Governmental Authority, and (iv) supplying each other with copies of all material correspondence, filings or communications between either party and any Governmental Authority with respect to this Agreement.

Section 6.4         Access to Information; Confidentiality.  Upon reasonable notice, the Company shall (and shall cause each of its Subsidiaries to) afford to the representatives, officers, directors, employees, agents, attorneys, accountants and financial advisors (“Representatives”) of Parent and the Financing Sources reasonable access, in a manner not disruptive in any material respect to the operations of the business of the Company and its Subsidiaries, during normal business hours and upon reasonable notice throughout the period prior to the Effective Time, to the properties, Contracts, books and records of the Company and its Subsidiaries and, during such period, shall (and shall cause each of its Subsidiaries to) furnish promptly to such Representatives (A) all information concerning the business, properties and personnel of the Company and its Subsidiaries as may reasonably be requested and (B) to the extent available, for the period beginning after the date of this Agreement and ending at the Effective Time, as soon as practicable after the end of each month, and in any event within thirty (30) days thereafter, a copy of the monthly consolidated financial statements of the Company, including statements of financial condition, results of operations and statements of cash flow; provided, however, that nothing herein shall require the Company or any of its Subsidiaries to disclose any information to Parent or Acquisition Sub if such disclosure would, in the reasonable judgment of the Company, (i) violate applicable Law or the provisions of any agreement to which the Company or any of its Subsidiaries is a party or (ii) jeopardize any attorney-client or other legal privilege; provided that, with respect to the foregoing clause (i), the Company shall use commercially reasonable efforts to seek to obtain any Third Party’s consent to the disclosure of such information and implement appropriate procedures to enable the disclosure of such information; provided further, that nothing herein shall authorize Parent or its Representatives to undertake any environmental testing involving sampling of soil, groundwater, or similar invasive techniques at any of the properties owned, operated or leased by the Company or its Subsidiaries. Without limiting the foregoing, in the event that the Company does not disclose information in reliance on clause (i) or (ii) of the preceding sentence, it shall provide notice to Parent that it is withholding such information and shall use its commercially reasonable efforts to communicate, to the extent feasible, the applicable information in a way that would not waive such privilege or violate such Law or agreement.  No investigation or access permitted pursuant to this Section 6.4 shall affect or be deemed to modify any representation or warranty made by the Company hereunder.  Parent agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 6.4 for any competitive or other purpose unrelated to the consummation of the transactions contemplated by this Agreement (which transactions, for the avoidance of doubt, shall include the Financing).  The Confidentiality Agreement shall apply with respect to information furnished by the Company, its Subsidiaries and the Company’s officers, employees and other Representatives hereunder.

Section 6.5          Non-Solicitation; Competing Proposals.

(a)            From and after the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with its terms the Company shall, and shall instruct and use its reasonable best efforts to cause each of its directors, officers, Representatives and Subsidiaries to, immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any Third Party  relating to any Competing Proposal or any inquiry, discussion, offer or request that could reasonably be expected to facilitate, encourage or lead to a Competing Proposal. As promptly as reasonably practicable following the date hereof (and in any event within two (2) Business Days), the Company shall request in writing that each Third Party that has previously executed a confidentiality or similar agreement in connection with its consideration of a Competing Proposal promptly return to the Company or destroy any non-public information previously furnished or made available to such Third Party or any of its Representatives by or on behalf of the Company or its Representatives in accordance with the terms of the confidentiality agreement in place with such Third Party.

(b)            From and after the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with its terms, the Company shall, as promptly as reasonably practicable, and in any event within thirty-six (36) hours of receipt by the Company or any of its Subsidiaries or any of their respective Representatives of any Competing Proposal or any inquiry or request relating to a Competing Proposal or any request for nonpublic information of the Company or its Subsidiaries, deliver to Parent a written notice setting forth: (A) the identity of the Third Party making such Competing Proposal, inquiry or request and (B) the material terms and conditions of any such Competing Proposal (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements relating thereto). The Company shall keep Parent reasonably informed of the status and any material amendment or modification of any such Competing Proposal, inquiry or request on a prompt basis, and in any event within thirty-six (36) hours thereof.

(c)            Except as otherwise provided in this Section 6.5, from and after the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with its terms, the Company shall not, and the Company shall instruct and use its reasonable best efforts to cause its directors, officers, Representatives and Subsidiaries not to, (i) initiate, solicit or knowingly encourage the making of any Competing Proposal, including any inquiry or proposal that would reasonably be expected to lead to a Competing Proposal, (ii) engage in negotiations or substantive discussions with (it being understood that the Company may inform Persons of the provisions contained in this Section 6.5), or furnish any material nonpublic information to, any Person relating to a Competing Proposal or any inquiry or proposal that would reasonably be expected to lead to a Competing Proposal, (iii) grant access to the properties, books, records or personnel of the Company or its Subsidiaries to any Person who the Company has reason to believe is considering making, or has made, a Competing Proposal, (iv) grant any waiver, amendment or release under any standstill or confidentiality agreement, provided that the Company shall not be required to enforce, and shall be permitted to waive, any provision that prohibits or purports to prohibit a confidential proposal being made to the board of directors of the Company (directly or indirectly through the Company’s Representatives), (v) approve, endorse, recommend, or execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to a Competing Proposal or any proposal or offer that could reasonably be expected to lead to a Competing Proposal (an “Acquisition Agreement”), or that contradicts this Agreement or requires the Company to abandon this Agreement or (vi) resolve, propose or agree to do any of the foregoing.

(d)            Notwithstanding anything to the contrary in this Agreement, at any time  after the date of this Agreement and prior to the date that the Requisite Shareholder Approval is obtained at the Shareholders’ Meeting, in the event that the Company receives a Competing Proposal from any Person, (i) the Company and its Representatives may contact such Person to clarify the terms and conditions thereof and (ii) the Company and its board of directors and its Representatives may engage in negotiations or substantive discussions with, or furnish any information and other access to, any Person making such Competing Proposal and its Representatives or potential sources of financing if the Company’s board of directors determines in good faith (after consultation with the Company’s outside legal counsel) that (A) such Competing Proposal either constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal and (B) the failure to take any of the foregoing actions would be reasonably likely to violate the directors’ fiduciary duties to the shareholders of the Company under applicable Law; provided, that, (x) prior to furnishing any material nonpublic information concerning the Company and its Subsidiaries, the Company receives from such Person, to the extent such Person is not already subject to a confidentiality agreement with the Company, an executed confidentiality agreement containing confidentiality terms that are not materially less favorable to the Company than those contained in the Confidentiality Agreement (it being understood and agreed that such confidentiality agreement need not restrict the making of Competing Proposals (and related communications) to the Company or the Company’s board of directors) and (y) any such material nonpublic information so furnished in writing shall be promptly made available to Parent to the extent it was not previously made available to Parent or its Representatives.

(e)            Except as otherwise provided in this Section 6.5(e), the board of directors of the Company shall not (i) (A) withdraw, withhold, qualify or modify, or propose publicly or otherwise to withdraw, withhold, qualify or modify, in a manner adverse to Parent or Acquisition Sub, or fail to make, the Company Recommendation, (B) adopt, approve or recommend, or propose publicly to adopt, approve or recommend, any Competing Proposal, (C) fail to publicly recommend against any Competing Proposal or fail to publicly reaffirm the Company Recommendation, in each case within five (5) Business Days after Parent so requests in writing (D) fail to recommend against any Competing Proposal subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten (10) Business Days after the commencement of such Competing Proposal, or (E) fail to include the recommendation of the Company’s board of directors in favor of approval and adoption of this Agreement and the Merger in the Proxy Statement (any action described in this clause (i) being referred to as an “Adverse Recommendation Change”) or (ii) approve or recommend, or allow the Company or any of its Subsidiaries or any of their respective Representatives to execute, approve or enter into, any letter of intent, memorandum of understanding or definitive merger or similar agreement with respect to any Competing Proposal (other than a confidentiality agreement referred to in Section 6.5(d)).  Notwithstanding anything in this Agreement to the contrary, at any time prior to receipt of the Requisite Shareholder Approval, if the Company has received a Competing Proposal from any Person that is not withdrawn and the Company concludes in good faith constitutes a Superior Proposal, the board of directors of the Company may (x) make an Adverse Recommendation Change or (y) authorize, adopt or approve such Superior Proposal and cause or permit the Company to enter into an Acquisition Agreement with respect to such Superior Proposal concurrently with the termination of this Agreement pursuant to Section 8.1(c)(ii) and the payment of the Termination Fee, in each case only if (A) the board of directors of the Company determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be reasonably likely to violate the directors’ fiduciary duties to the shareholders of the Company under applicable Law, (ii) the board of directors of the Company has determined in good faith (after consultation with its legal counsel and financial advisors) that such Competing Proposal constitutes a Superior Proposal and (iii) neither the Company nor any of its Subsidiaries or Representatives has materially breached this Section 6.5 (other than any inadvertent breaches thereof not intended to result in a Competing Proposal); provided, however, that (1) no Adverse Recommendation Change may be made and (2) no termination of this Agreement pursuant to this Section 6.5(e) and Section 8.1(c)(ii) may be effected, in each case until after the fourth (4th) Business Day (the “Notice Period”) following Parent’s receipt of a written notice from the Company advising Parent that the Company has received a Competing Proposal that is not withdrawn and that the board of directors of the Company has concluded in good faith constitutes a Superior Proposal and, absent any revision to the terms and conditions of this Agreement, the board of directors of the Company has resolved to make an Adverse Recommendation Change or terminate this Agreement pursuant to this Section 6.5(e) and Section 8.1(c)(ii) (a “Notice of Superior Proposal”) and specifying the reasons therefor, including, the terms and conditions of any such Superior Proposal (including copies of all relevant documents relating to such Superior Proposal) and the identity of the party making the Superior Proposal. During the Notice Period, the Company shall, and shall cause its Representatives to (1) negotiate with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the Competing Proposal would cease to constitute a Superior Proposal and (2) permit Parent and its Representatives to make a presentation to the board of directors of the Company regarding this Agreement and any adjustments with respect thereto (to the extent Parent desires to make such presentation).  Any material amendment to the financial terms or any other material amendment of such Superior Proposal shall require a new Notice of Superior Proposal and the Company shall be required to comply again with the requirements of this Section 6.5(e), including the Notice Period. In determining whether a Competing Proposal constitutes a Superior Proposal, the board of directors of the Company shall take into account any changes to the terms and conditions of this Agreement timely proposed by Parent in response to a Notice of Superior Proposal or otherwise.

(f)            The Company shall promptly, and in any event within thirty-six (36) hours, advise Parent of any Competing Proposal, the material terms and conditions of any such Competing Proposal (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and the identity of the Person making any such Competing Proposal.  The Company shall keep Parent reasonably informed on a prompt basis of the status and material details (including any material change to the terms thereof) of any such Competing Proposal and any discussions and negotiations concerning the material terms and conditions thereof.

(g)            Nothing in this Agreement shall restrict the Company or the board of directors of the Company from taking or disclosing a position contemplated by Rules 14d-9 or 14e-2(a) under the Exchange Act, or otherwise making disclosure to comply with applicable Law with regard to a Competing Proposal (it being agreed that a “stop, look and listen” communication by the board of directors to the Company’s shareholders pursuant to Rule 14d-9(f) under the Exchange Act or a factually accurate public statement by the Company that describes the Company’s receipt of a Competing Proposal and the operation of this Agreement with respect thereto shall not be deemed to be an Adverse Recommendation Change or give rise to a Parent termination right pursuant to Section 8.1(d)(ii)).

(h)            For purposes of this Agreement:

(i)            “Competing Proposal” shall mean any bona fide written or oral proposal or offer made by any Person (other than Parent, Acquisition Sub or any Affiliate thereof) or group of Persons as defined in Section 13(d)(3) of the Exchange Act to purchase or otherwise acquire, directly or indirectly, in one transaction or a series of transactions, (i) beneficial ownership (as defined under Section 13(d) of the Exchange Act) of twenty percent (20%) or more of any class of equity securities of the Company pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, tender offer (including a self-tender offer), exchange offer, liquidation, dissolution or similar transaction, (ii) any one or more assets or businesses of the Company and its Subsidiaries that constitute twenty percent (20%) or more of the revenues, earnings or assets of the Company and its Subsidiaries, taken as a whole or (iii) any other transaction the consummation of which would reasonably be expected to interfere with or prevent the Merger.

(ii)            “Superior Proposal” shall mean a Competing Proposal (with all percentages in the definition of Competing Proposal increased to seventy five percent (75%)) made by a Third Party on terms that the board of directors of the Company determines in good faith (after consultation with its legal counsel and financial advisors) and considering such factors as the board of directors of the Company considers to be appropriate (including, among other things, if appropriate, financing contingencies, regulatory approvals, shareholder litigation, identity of the Third Party making the Competing Proposal (including whether shareholder approval of such Third Party is required), breakup fee and expenses reimbursement provisions and other events or circumstances beyond the control of the Company), are more favorable to the Company’s shareholders than the transactions contemplated by this Agreement (including any changes to the terms of this Agreement committed to by Parent to the Company in writing in response to such Competing Proposal under the provisions of Section 6.5(e)).

Section 6.6          Directors’ and Officers’ Indemnification and Insurance.

(a)            Parent and Acquisition Sub agree that all rights to exculpation and indemnification for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated hereby), now existing in favor of the current or former directors, officers and employees, if any (“D&O Indemnified Parties”), as the case may be, of the Company or its Subsidiaries as provided in their respective organizational documents as in effect on the date of this Agreement or in any Contract shall survive the Merger and shall continue in full force and effect for a period of six years from the Effective Time. For a period of six years from the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) indemnify, defend and hold harmless, and advance expenses to D&O Indemnified Parties with respect to all acts or omissions by them in their capacities as such at any time prior to the Effective Time (including any matters arising in connection with this Agreement or the transactions contemplated hereby), to the fullest extent required by the organizational documents of the Company or its Subsidiaries as in effect on the date of this Agreement and as would be permitted by applicable Law; provided, however, that all rights to indemnification in respect of any action pending or asserted or any claim made within such period shall continue until the disposition of such action or resolution of such claim. Parent shall cause the articles of incorporation, bylaws or other organizational documents of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification, advancement of expenses and limitation of director, officer and employee liability that are no less favorable to the D&O Indemnified Parties than those set forth in the Company’s and its Subsidiaries’ organizational documents as of the date hereof, which provisions thereafter shall not, for a period of six years from the Effective Time, be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of the D&O Indemnified Parties.

(b)            Prior to the Effective Time, the Company shall purchase a six (6) year prepaid “tail” policy on terms and conditions no less advantageous to the D&O Indemnified Parties, or any other Person entitled to the benefit of this Section 6.6, as applicable, than the existing directors’ and officers’ liability insurance and fiduciary insurance maintained by the Company or any of its Subsidiaries, as applicable, as of the date hereof, covering claims arising from facts, events, acts or omissions that occurred at or prior to the Effective Time, including the transactions contemplated hereby (provided, that the premium for such insurance for the entire six (6) year term shall not exceed three hundred percent (300%) of the aggregate annual premiums currently paid by the Company or any of its Subsidiaries, as applicable, on an annualized basis). Notwithstanding anything in this Agreement to the contrary, if such six (6) year prepaid “tail” policy is not available for purchase by the Company (or cannot be purchased in accordance with the terms of this Agreement), the Surviving Corporation shall continue the current directors’ and officers’ liability insurance and fiduciary insurance on a yearly basis for a period of six (6) years from the Effective Time (provided, that Parent or the Surviving Corporation, as applicable, shall not be required to pay an annual premium for such insurance in excess of one hundred fifty percent (150%) of the aggregate annual premiums currently paid by the Company or any of its Subsidiaries, as applicable, for such coverage, but in such case shall purchase as much of such coverage as possible for such amount).

(c)            In the event that Parent, the Surviving Corporation, any of the Company’s Subsidiaries or any of their successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfer all or substantially all its properties and assets to any Person, then, and in each such case, Parent shall cause proper provision to be made so that the successor and assign of Parent, the Surviving Corporation or any such Subsidiary assumes the obligations set forth in this Section 6.6.

(d)            The D&O Indemnified Parties to whom this Section 6.6 applies shall be third-party beneficiaries of this Section 6.6.  The provisions of this Section 6.6 are intended to be for the benefit of each D&O Indemnified Party and his or her successors, heirs or representatives.  The Surviving Corporation shall pay all reasonable and documented expenses, including reasonable attorneys’ fees, that may be incurred by any D&O Indemnified Party in enforcing its indemnity and other rights under this Section 6.6.  Notwithstanding any other provision of this Agreement, this Section 6.6 shall survive the consummation of the Merger indefinitely (or any earlier period actually specified in this Section 6.6) and shall be binding, jointly and severally, on all successors and assigns of Parent and the Surviving Corporation, and shall be enforceable by the D&O Indemnified Parties and their successors, heirs or representatives.

Section 6.7          Notification of Certain Matters.  The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) any notice or other communication received by such party from any Governmental Authority in connection with the this Agreement, the Merger or the transactions contemplated hereby or the Spin-Off, the Spin-Off Agreements or the transactions contemplated thereby, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the Spin-Off or the transactions contemplated hereby or thereby, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent, (b) any Proceedings commenced or, to such party’s Knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to this Agreement, the Merger or the transactions contemplated hereby or the Spin-Off, the Spin-Off Agreements or the transactions contemplated thereby and (c) any breach by such party of any representation, warranty, covenant or agreement contained in this Agreement that would reasonably be expected to, individually or in the aggregate, result in a failure of a condition set forth in Section 7.2 or Section 7.3, as applicable, if continuing on the Closing Date.

Section 6.8          Public Announcements.  Except as otherwise contemplated by Section 6.5, the Company, Parent and Acquisition Sub shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the transactions contemplated hereby, and none of the parties or their Affiliates shall issue any such press release or make any public statement prior to obtaining the other parties’ consent (which consent shall not be unreasonably withheld or delayed), except that no such consent shall be necessary to the extent disclosure may be required by Law, Order or applicable stock exchange rule or any listing agreement of any party hereto (in which case the disclosing party shall use its reasonable best efforts to consult with the other party prior to such disclosure) or is consistent with prior communications previously consented to by Parent.  In addition, the Company may, without Parent or Acquisition Sub’s consent, communicate to its employees, customers, suppliers and consultants provided that such communication is consistent with prior communications of the Company or any communications plan previously agreed to by Parent and the Company in which case such communications may be made consistent with such plan.

Section 6.9          Employee Benefits.

(a)            For the period commencing at the Effective Time and ending on the one (1)-year anniversary thereof (the “Benefit Period”), Parent shall, or shall cause the Surviving Corporation to (i) provide to each employee of the Company or its Subsidiaries as of immediately prior to the Effective Time who remains an employee of the Surviving Corporation or one of its Affiliates immediately after the Effective Time (the “Continuing Employees”) with, during their period of employment with the Surviving Corporation or one of its Affiliates in the Benefit Period, an annual rate of base salary or wages, as applicable, and the cash incentive compensation target amount opportunity that are no less favorable in the aggregate than the annual rate of base salary or wages, as applicable, and the incentive compensation (cash and equity) target amount opportunity provided to each such employee by the Company and its Subsidiaries immediately prior to the Effective Time, and (ii) provide the Continuing Employees who remain employees of the Surviving Corporation or one of its Affiliates with employee benefits (excluding any equity-based compensation or benefits and employee benefits that are frozen, discontinued or, as of the Effective Time, being frozen or discontinued) that are substantially similar  in the aggregate to the employee benefits (excluding any equity-based compensation or benefits and employee benefits that are frozen, discontinued or, as of the Effective Time, being frozen or discontinued) provided to such employees by the Company and its Subsidiaries immediately prior to the Effective Time under the Company Benefit Plans set forth on Section 4.12(a) of the Company Disclosure Letter.  In addition, Parent shall continue the short-term and long-term component (but not, for the avoidance of doubt, any equity component) of the incentive plans identified on Section 6.9(a) of the Company Disclosure Letter in respect of the 2015 fiscal year as in effect on the date hereof (the “2015 Incentive Plans”) and shall make cash payments thereunder, based upon the extent of achievement of the applicable performance metrics set forth therein, to each Continuing Employee at the time set forth therein (the “2015 Bonuses”).  In the event any Continuing Employee is terminated by the Company for any reason other than for cause, fraud, willful misconduct or gross negligence prior to the payment of the 2015 Bonuses, Parent shall pay such Continuing Employee an amount equal to his or her 2015 Bonus, prorated to reflect the number of days such Continuing Employee was employed during the 2015 fiscal year, and shall pay the prorated 2015 Bonus at the same time 2015 Bonuses are paid to other Continuing Employees.

(b)            Parent agrees that the Surviving Corporation shall cause the Surviving Corporation’s employee benefit plans established following the Closing Date (if any) and any other employee benefit plans covering the Continuing Employees following the Effective Time (collectively, the “Post-Closing Plans”), to recognize the service of each Continuing Employee (to the extent such service was recognized by the Company under the analogous Company Benefit Plan for the same purpose) for purposes of eligibility, vesting and determination of the level of benefits (but not for benefit accrual purposes under a defined benefit pension plan) under the Post-Closing Plans, to the extent such recognition does not result in the duplication of any benefits.

(c)            For the calendar year including the Effective Time, the Continuing Employees shall be credited with amounts to satisfy any deductible, co-payment, out-of-pocket maximum or similar requirements under the Post-Closing Plans that provide medical, dental and other welfare benefits (collectively, the “Post-Closing Welfare Plans”) to the extent of amounts that were previously credited for such Continuing Employee for the same purposes under comparable Company Benefit Plans that provide medical, dental and other welfare benefits immediately prior to the Effective Time.

(d)            As of the Effective Time, any waiting periods, pre-existing condition exclusions and requirements to show evidence of good health contained in any Post-Closing Welfare Plans that is a group health plan shall be waived with respect to the Continuing Employees (except to the extent any such waiting period, pre-existing condition exclusion, or requirement of show evidence of good health was already in effect with respect to such employees and had not been satisfied under the applicable Company Benefit Plan in which the participant participated or was otherwise eligible to participate in immediately prior to the Effective Time).

(e)            Notwithstanding the generality of the foregoing, Parent shall, or shall cause the Surviving Corporation to, provide severance payments and benefits in accordance with the Company’s past practice to each Continuing Employee whose employment is terminated, on or before the first (1st) anniversary of the date on which the Effective Time occurs, under circumstances that would otherwise give rise to rights to severance payments.

(f)            Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, honor in accordance with their terms (including any right to amend or terminate), all Company Benefit Plans set forth in Section 4.12(a) of the Company Disclosure Letter.

(g)            Notwithstanding anything in this Agreement to the contrary, Parent shall cause the Surviving Corporation and its Subsidiaries to, honor the terms of all works council, labor or collective bargaining agreements by which the Company or its Subsidiaries are bound that are in effect as of the Effective Time, each as set forth in Section 4.13 of the Company Disclosure Letter.

(h)            Notwithstanding anything in this Section 6.9 to the contrary, nothing in this Agreement, whether express or implied, shall (i) be treated as an amendment or other modification of any Company Benefit Plan, Post-Closing Plan, or any other employee benefit plans of the Company or Parent or as a guarantee of employment for any employee of the Company or any of its Subsidiaries and (ii) confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 6.10        Financing.

(a)            Each of Parent and Acquisition Sub shall use reasonable best efforts to, and shall use reasonable best efforts to cause its Affiliates to, take or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to arrange and obtain the proceeds of the Financing on the terms and conditions described in the Financing Commitments, including using (and causing its Affiliates to use) their respective reasonable best efforts to: (i) enter into definitive agreements with respect thereto on the terms and conditions contained in the Financing Commitments, which agreements shall be in effect no later than the Closing, (ii) satisfy, or cause their Representatives to satisfy, all conditions applicable to Parent, Acquisition Sub or their respective Representatives in the Debt Commitment Letters (or definitive agreements entered into with respect to the Debt Commitment Letters), (iii) comply with any “flex” contemplated by the Debt Commitment Letters in the event such “flex” provisions are exercised in accordance with the terms thereof and (iv) in the event all conditions to the Financing have been satisfied or waived (other than, with respect to the Debt Financing, the availability of the Equity Financing) enforcing its rights under the Debt Commitment Letters to the extent available in the event of a breach by the Financing Sources that materially impedes or delays (or could reasonably be expected to materially impede or delay) the Closing.

(b)            Neither Parent nor its Affiliates shall agree to any amendments or modifications to, or grant any waivers of, any condition or other provision under the Financing Commitments without the prior written consent of the Company if such amendments, modifications or waivers would reduce the aggregate amount of the Financing (including by changing the amount of fees to be paid or original issue discount of the Debt Financing), other than such reduction in an amount which would not cause the remaining amount of the Financing to be insufficient to consummate the Transactions (including the payment of the Aggregate Merger Consideration, any amounts payable pursuant to Section 3.3 and all associated costs and Expenses of the Merger), impose new or additional conditions or otherwise expand, amend or modify any of the conditions under the Financing Commitments that could be reasonably likely to (i) prevent, materially delay or impair the ability of Parent to consummate the Merger and the other transactions contemplated by this Agreement or (ii) materially adversely impact the ability of Parent or Acquisition Sub to enforce its rights against the other parties to the Financing Commitments; provided, that for the avoidance of doubt, Parent may amend the Debt Financing Commitment solely to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Commitment Letters as of the date hereof.  Parent shall not release or consent to the termination of the obligations of the lenders under the Debt Commitment Letters, except for (i) assignments and replacements of an individual lender under the terms of, and only in connection with, the syndication of the Financing pursuant to the Debt Commitment Letters or (ii) replacements of the Debt Commitment Letters with alternative financing commitments pursuant to Section 6.10(c).

(c)            In the event that any portion of the Financing (x) becomes unavailable or (y) could reasonably be expected to become unavailable in the manner or from the sources contemplated in the Financing Commitments, (i) Parent shall promptly notify the Company and (ii) in the case of subclause (x), Parent and Acquisition Sub shall, and shall cause its Affiliates to, use their respective reasonable best efforts to arrange and obtain, and to negotiate and enter into financing commitments (if applicable) and definitive agreements with respect to, alternative financing from alternative financial institutions in an amount sufficient to consummate the transactions contemplated by this Agreement upon terms and conditions not materially less favorable, taken as a whole, to Parent and Acquisition Sub than those in the Financing Commitments, as promptly as practicable following the occurrence of such event (and, in any event, no later than the expiration of the Marketing Period).  In the event Parent obtains financing commitments with respect to alternative financing, (i) the terms “Debt Commitment Letters” and “Financing Commitment Letters” as used herein shall be deemed to include the Debt Commitment Letters that are not so superseded at the time in question and the alternative financing commitments to the extent then in effect, and (ii) the term “Debt Financing” as used herein shall mean the debt financing contemplated by the Debt Commitment Letters as modified pursuant to the foregoing clause (i).  The definitive agreements entered into pursuant to this Section 6.10(c) or Section 6.10(a)(i) are referred to in this Agreement, collectively, as the “Financing Agreements.”

(d)            Each of Parent and Acquisition Sub acknowledges and agrees that neither the obtaining of the Financing or any alternative financing, nor the completion of any issuance of securities contemplated by the Financing or any alternative financing, is a condition to the Closing.

(e)            Parent and Acquisition Sub acknowledge and agree that the Company and its Affiliates and its and their respective Representatives shall not incur any liability prior to the Effective Time to any Person under any financing that Parent and Acquisition Sub may raise in connection with the transactions contemplated by this Agreement or any cooperation provided pursuant to this Section 6.10 or Section 6.11 and, that Parent and Acquisition Sub shall, on a joint and several basis, indemnify and hold harmless the Company and its Affiliates and its and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the Financing and any information utilized in connection therewith (other than with respect to any material misstatement or omission in information provided hereunder by any of the foregoing Persons).

(f)            Parent shall (i) furnish the Company complete, correct and executed copies of each amendment, waiver or other modification of the Financing Commitments and of the Financing Agreements or any alternative financing commitment or agreement promptly upon their execution, (ii) give the Company prompt notice of any material breach or threatened material breach by any party of any of the Financing Commitments, any alternative financing commitment, the Financing Agreements, or any alternative financing agreement of which Parent or Acquisition Sub becomes aware or any termination or threatened termination thereof of which Parent or Acquisition Sub becomes aware, (iii) give the Company prompt notice of each material dispute or disagreement between or among the parties to the Financing Commitments and (iv) otherwise keep the Company reasonably and promptly informed of the status of its efforts to arrange the Financing (or any alternative financing), including by providing the Company, upon request, with drafts of the definitive agreements or offering memoranda relating to the Financing a reasonable period of time prior to their execution or use (subject to any confidentiality limitations or applicable Law, and subject to customary confidentiality undertakings).

Section 6.11         Financing Cooperation. Subject to Section 6.10(a), prior to the Closing, the Company shall and shall cause its Subsidiaries to, at Parent’s sole expense, use reasonable best efforts to cooperate in connection with the closing of the Financing (provided, that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries).  Such cooperation by the Company shall include, at the reasonable request of Parent, (i) furnishing, or causing to be furnished to, Parent and its Financing Sources such customary financial and other information as Parent shall reasonably request in order to consummate the Debt Financing, including all financial statements and financial data of the type necessary for the preparation of a confidential information memoranda customary for transactions of the type contemplated by the Debt Financing and other customary and reasonably available marketing materials, including (1) audited consolidated balance sheets and related statements of income and cash flows of the Company for the fiscal years 2011, 2012 and 2013, (2) unaudited consolidated balance sheets and related statements of income and cash flows of the Company for each fiscal quarter of the Company (other than the fourth fiscal quarter) ended after the close of its most recent fiscal year and at least 45 days prior to the Closing Date (all such information to be provided under this clause (i), collectively, the “Required Information,”  provided that in no event shall the Required Information be deemed to include, or shall the Company be required to provide, pro forma financial statements or adjustments or projections (provided that the Company agrees to use reasonable best efforts to cooperate with Parent in its preparation of such materials), (ii) participating in a reasonable number of meetings, lender presentations, due diligence sessions, drafting sessions and road shows, in each case, upon reasonable advance notice and at mutually agreed times, (iii) providing reasonable assistance to Parent and its Financing Sources in its preparation of rating agency presentations, customary bank information memoranda, offering memoranda and similar documents reasonably and customarily required in connection with the Financing (including providing customary executed authorization and management representation letters and ratings agency engagement letters, provided, that the Company shall not be required to pay any cost or expenses relating to rating agency engagement letters), (iv) assisting Parent in connection with the preparation and registration of (but not executing) any pledge and security documents, currency or interest hedging arrangements, other definitive financing documents, or documents as may be reasonably requested by Parent or the Financing Sources or otherwise reasonably facilitating the pledging of collateral in connection with the Debt Financing (provided that such documents will not take effect until the Effective Time), (v) using commercially reasonable efforts to ensure that any syndication efforts benefit from existing lending and investment banking relationships, (vi) requesting customary payoff letters to be delivered at the Effective Time, of all indebtedness contemplated by the Debt Commitment Letters to be paid off, discharged and terminated at the Effective Time in accordance with Section 6.12 and (vii) providing all customary documentation and other information about the Company and its Subsidiaries requested by Parent or the Financing Sources in connection with the Debt Financing and required under applicable “know your customer” sanctions and anti-money-laundering rules and regulations.  Any use of the Company’s and its Subsidiaries’ logos in connection with the Financing shall require the Company’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed); provided, that the actions contemplated in the foregoing clauses do not (A) involve any binding commitment by the Company or any of its Subsidiaries which commitment is not conditioned on the Closing and does not terminate without liability to the Company or any of its Subsidiaries upon the termination of this Agreement, (B) require the Company or any of its Subsidiaries to provide any information the disclosure of which is prohibited or restricted under applicable Law or is legally privileged; provided that the Company shall notify Parent and the Financing Sources if any such information is being withheld on such basis, (C) require the Company or any of its Subsidiaries to take any action that will conflict with or violate its organizational documents, any Laws or result in a violation or breach of, or default under, any agreement to which the Company or any of its Subsidiaries is a party; provided that the Company shall notify Parent and the Financing Sources if any such action is not being taken on such basis, or (D) require the Company or any of its Subsidiaries to enter into or approve any Financing or purchase agreement for the Financing prior to the Effective Time. All non-public or other confidential information provided by the Company to Parent or its Affiliates pursuant to this Section 6.11 shall be kept confidential in accordance with the Confidentiality Agreement, except that Parent and the Financing Sources shall be permitted to disclose such information to rating agencies, prospective lenders and investors during syndication of the Debt Financing as contemplated by the Debt Commitment Letters, subject to customary confidentiality undertakings.  Parent shall promptly reimburse the Company for any expenses and costs incurred in connection with the Company’s or its Affiliates’ or Representatives’ obligations under this Section 6.11.  Notwithstanding anything in this Agreement to the contrary, (i) neither the Company nor any of its Subsidiaries shall be required to pay any commitment or other similar fee or enter into any definitive agreement (other than executing the authorization letters referred to in this Section 6.11(iii) above) or incur any other liability or obligation in connection with the Financing (or any alternative financing) prior to the Effective Time, or pay any expenses prior to the Effective Time that are not promptly reimbursed by Parent as set forth in this Section 6.11, (ii) no officer or Representative of the Company or any of its Subsidiaries shall be required to deliver any certificate or opinion or take any other action pursuant to this Section 6.11 to the extent any such action would reasonably be expected to result in personal liability to such officer or Representative and (iii) the board of directors of the Company shall not be required to approve any financing or agreements related thereto prior to the Effective Time.

Section 6.12     Repayment of Indebtedness.  In connection with and conditioned upon the Effective Time, Parent shall (or shall cause an Affiliate) provide and make available to the Company in immediately available funds in an amount equal to the amount necessary for the Company and its Subsidiaries to repay and discharge in full all amounts outstanding or otherwise due and owing pursuant to the terms of the financing arrangements set forth on Section 6.12 of the Company Disclosure Letter (the “Company Debt”), including accrued interest thereon and all fees and other obligations (including penalties or other charges or amounts that become payable thereunder as a result of the prepayment thereunder or the consummation of the transactions contemplated at the Closing or that may become due and payable at the Effective Time) of the Company or any of its Subsidiaries thereunder (collectively, the “Debt Payoff Amount”).  Subject to Parent’s compliance with the previous sentence, the Company shall pay the Debt Payoff Amount to the counterparties under the Company Debt as promptly as practicable following the date the Company receives such Debt Payoff Amount.

Section 6.13        Acquisition Sub.  Parent shall take all actions necessary to (a) cause Acquisition Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement and (b) ensure that, prior to the Effective Time, Acquisition Sub shall not conduct any business, or incur or guarantee any indebtedness or make any investments, other than as specifically contemplated by this Agreement.

Section 6.14        No Control of the Company’s Business.  Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time.  Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations.

Section 6.15        Rule 16b-3 Matters.  Prior to the Effective Time, the Company may take such further actions, if any, as may be reasonably necessary or appropriate to ensure that the dispositions of equity securities of the Company (including any derivative securities) pursuant to the transactions contemplated by this Agreement by any officer or director of the Company who is subject to Section 16 of the Exchange Act are exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.16        Conveyance Taxes.  The Company and Parent shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees, and any similar taxes which become payable in connection with the transactions contemplated by this Agreement that are required to be filed before the Effective Time.

Section 6.17        Delisting.  Each of the parties agrees to cooperate with each other in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from NASDAQ and terminate registration under the Exchange Act, provided that such delisting and termination shall not be effective until or after the Effective Time.

Section 6.18        WARN Act Compliance.  At the Closing, the Company shall use its reasonable best efforts to provide to Parent a true and correct list, by date and location, of all employees terminated by the Company and its Subsidiaries (other than for cause) in the ninety (90) day period immediately preceding the Closing Date.  For a period of ninety (90) days immediately following the Closing Date, the Surviving Corporation shall take no action or make any omission that would give rise to notice obligations under the WARN Act without complying in all material respects with the requirements of the WARN Act.

Section 6.19        Payoff Letters.  The Company shall, as soon as reasonably practicable and at least three (3) Business Days prior to the Closing, deliver to Parent payoff letters with respect to all Company Debt outstanding as of the Closing and releases of all Liens securing such Company Debt, conditioned only on the payment of the amounts described in such payoff letters.

Section 6.20        Tax Matters.

(a)            As promptly as practicable (and in any event within fifteen (15) Business Days) following the date of the Spin-Off, the Company shall prepare in good faith and deliver to Parent the Company’s calculation of the Spin-Off Taxes as of such date (the “Company’s Tax Calculations”). The Company shall permit Parent and its Representatives at all reasonable times and upon reasonable notice to review the Company’s working papers relating to the Company’s Tax Calculation, as well as all of the Company’s accounting books and records relating to such calculation, and the Company shall make reasonably available its Representatives responsible for the preparation of such calculations in order to respond to the reasonable inquiries of Parent. Within five (5) Business Days after Parent’s receipt of the Company’s Tax Calculations (unless earlier waived in writing by Parent), Parent may object, in good faith, to such calculations by giving written notice to the Company setting forth the basis for Parent’s dispute regarding some or all of such calculations (the “Parent’s Tax Objection”). If Parent does not object to all or any portion of the Company’s Tax Calculations within such five (5) Business Day period (or earlier waives such objection right in writing), then Parent shall be deemed to have conclusively agreed with and shall be bound by the Company’s Tax Calculations.

(b)            If Parent sends the Parent’s Tax Objection on a timely basis, then Parent and the Company shall confer in good faith in an attempt to resolve the differences. If, after five (5) Business Days, Parent and the Company cannot agree, then Parent and the Company shall attempt to agree upon a mutually satisfactory nationally recognized audit firm (the “Firm”) for the resolution of such differences; provided, that if the parties cannot agree on a mutually satisfactory nationally recognized auditing firm, then each of Parent and the Company shall select a nationally recognized auditing firm and the two firms so selected shall select the Firm.  The Firm shall review the Company’s Tax Calculations and the Parent’s Tax Objection (as well as any supporting documents submitted to the Firm by the Company or Parent which are reasonably related to the Company’s Tax Calculations or the Parent’s Tax Objection, respectively) and make a final written determination of the Spin-Off Taxes, which determination shall be conclusive and binding on Parent and the Company. Notwithstanding the foregoing, in no event shall the Firm determine that the Spin-Off Taxes are more than the amount set forth in the Parent’s Tax Objection or less than the Spin-Off Taxes set forth in the Company’s Tax Calculations. The determination of the Spin-Off Taxes by the Firm shall be made as promptly as possible but not later than five (5) Business Days after the Firm’s engagement (unless otherwise agreed to by the Firm, Parent and the Company). Fifty percent (50%) of the fees and expenses of the Firm will be allocated to and be included within the calculation of the Spin-Off Taxes.

(c)            The Company shall cause an election to be made pursuant to, and in accordance with, Section 336(e) of the Code and the Treasury Regulations promulgated thereunder (and any corresponding elections under state, local or foreign Tax law) (a “Section 336(e) Election”) with respect to the Spin-Off, if applicable.  In order to effect the Section 336(e) Election pursuant to the immediately preceding sentence, on or prior to the date of the Spin-Off, the Company and Covisint shall enter into a written, binding agreement (a “Section 336(e) Agreement”) to make the Section 336(e) Election, as required by Treasury Regulations Sections 1.336-2(h)(1)(i) or 1.336-2(h)(2)(i), as applicable, and the Company shall take such other actions, including after the Closing Date, as may be required to properly make a Section 336(e) Election. Within 120 days after the Spin-Off, the Company shall provide Covisint with an allocation statement in accordance with the applicable provisions of Section 336(e) of the Code and the Treasury Regulations promulgated thereunder.

(d)            As of the date hereof, there is no fact or circumstance relating to any of the parties or its respective owners, including any action that it has taken or agreed to take, that would be reasonably likely to prevent the Spin-Off from being eligible for a valid Section 336(e) Election, assuming the Merger is effected. Without limiting the generality of the foregoing, as of the date hereof, there are no related persons (within the meaning of Section 336(e) and the Treasury Regulations promulgated thereunder) with respect to Parent that own any Company Common Stock. Prior to the Closing Date, each party hereto shall use its commercially reasonable efforts to cause the Spin-Off to be eligible for a valid Section 336(e) Election, and shall not take any action reasonably likely to cause the Spin-Off not to so qualify.  From and after the date of this Agreement through the Closing Date, each of the parties shall, as promptly as reasonably practicable, and in any event within two (2) Business Days of each of the parties or any of their Subsidiaries or any of their respective Representatives becoming aware of any fact or circumstance relating to it or its owners, including any action that it has taken or agreed to take, that would be reasonably likely to prevent the Spin-Off from being eligible for a valid Section 336(e) Election (assuming the Merger is effected), deliver to the other party a written notice setting forth in reasonable detail such facts or circumstances and shall promptly update such notice upon becoming aware of any changes thereto.

Section 6.21        Takeover Laws.  If any Takeover Law shall become applicable to the transactions contemplated hereby, the Company and the members of the Company’s Board of Directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such Takeover Laws on the transactions contemplated hereby.

Section 6.22        Repatriation.  The Company and its Subsidiaries shall reasonably cooperate with Parent’s request to transfer in any jurisdiction located outside of the United States unrestricted cash balances held in commercial bank accounts in the name of the Company or such Subsidiary to accounts in the name of the Company or a Subsidiary located in the United States; provided, however, the foregoing shall not require the Company to incur material Tax liability with respect to repatriation in advance of the Effective Time unless the conditions to Closing have been waived.

ARTICLE VII

CONDITIONS TO THE MERGER

Section 7.1         Conditions to the Obligations of Each Party.  The respective obligations of each party to consummate the Merger are subject to the satisfaction or (to the extent permitted by Law) waiver by the Company and Parent at or prior to the Effective Time of the following conditions:

(a)           the Requisite Shareholder Approval shall have been obtained;

(b)           any waiting period (or any extension thereof) applicable to the consummation of the Merger under the HSR Act and any other applicable pre-merger clearance requirement of any foreign Antitrust Laws set forth in Section 7.1(b) of the Company Disclosure Letter shall have expired or early termination thereof shall have been granted; and

(c)           no Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order which is then in effect and has the effect of restraining, enjoining, rendering illegal or otherwise prohibiting consummation of the Merger or, unless the Company has entered into definitive documentation with respect to a Covisint Sale, the Spin-Off.

Section 7.2         Conditions to Obligations of Parent and Acquisition Sub to Effect the Merger.  The obligations of Parent and Acquisition Sub to effect the Merger are, in addition to the conditions set forth in Section 7.1, further subject to the satisfaction or (to the extent permitted by Law) waiver by Parent at or prior to the Effective Time of the following conditions:

(a)           each of the representations and warranties of the Company contained in this Agreement, without giving effect to any materiality or "Company Material Adverse Effect" qualifications therein, shall be true and correct as of the Closing Date, except for such failures to be true and correct as would not have, individually or in the aggregate, a Company Material Adverse Effect (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only); provided, however, that the representations and warranties contained in (i) Section 4.1 (Organization and Qualification; Subsidiaries), Section 4.3 (Authority Relative to Agreement), Section 4.22 (Vote Required) and Section 4.23 (Brokers) shall be required to be true and correct in all material respects as of the Closing Date, (ii) Section 4.2 (Capitalization) shall be required to be true and correct in all respects as of the Closing Date other than for de minimis errors and (iii) Section 4.21 (Rights Agreement) shall be required to be true and correct in all respects as of the Closing Date; and Parent shall have received a certificate signed on behalf of the Company by a senior executive officer of the Company to the effect that the conditions set forth in this Section 7.2(a) have been satisfied;

(b)           the Company shall have performed or complied in all material respects with its obligations required under this Agreement to be performed or complied with on or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by a senior executive officer of the Company to such effect;

(c)           the Company shall deliver a statement, in form and substance required under Treasury Regulation Section 1.897-2(h), dated as of the Closing Date and signed by a responsible corporate officer who must verify under penalties of perjury that the statement is correct to his knowledge and belief, to the effect that the Company is not and has not been during the five-year period ending on the Closing Date a United States real property holding corporation;
(d)           there shall not have occurred a Company Material Adverse Effect;
(e)           the Company shall have timely filed all Annual Reports on Form 10−K and Quarterly Reports on Form 10−Q (giving effect to any extensions provided pursuant to applicable Law) required to be filed with the SEC prior to the Effective Time; and
(f)            (i) the Company shall have completed the Spin-Off or signed definitive documentation with respect to a Covisint Sale, as applicable, in accordance with the terms of this Agreement, (ii) in the event the Spin-Off occurs, the Spin-Off Agreements and the Spin-Off Taxes shall have been finally determined in accordance with Section 6.20 and (iii) in the event the Spin-Off occurs, the Company and Covisint shall have entered into a Section 336(e) Agreement; provided, that if the sole reason for the failure of the condition in this Section 7.2(f) to be satisfied is a Governmental Authority of competent jurisdiction having enacted, issued, promulgated, enforced or entered any Law or Order which is then in effect and has the effect of restraining, enjoining, rendering illegal or otherwise prohibiting consummation of the Spin-Off, then this condition shall nevertheless be deemed satisfied.
Section 7.3         Conditions to Obligation of the Company to Effect the Merger.  The obligation of the Company to effect the Merger is, in addition to the conditions set forth in Section 7.1, further subject to the satisfaction or (to the extent permitted by Law) waiver by the Company at or prior to the Effective Time of the following conditions:
(a)           each of the representations and warranties of Parent and Acquisition Sub contained in this Agreement, without giving effect to any materiality or "Parent Material Adverse Effect" qualifications therein, shall be true and correct as of the Closing Date, except for such failures to be true and correct as would not have, individually or in the aggregate, a Parent Material Adverse Effect (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only); and the Company shall have received a certificate signed on behalf of Parent and Acquisition Sub by a senior executive officer of Parent to the effect that the conditions set forth in this Section 7.3(a) have been satisfied; and
(b)           Parent or Acquisition Sub shall have performed or complied in all material respects with its obligations required under this Agreement to be performed or complied with on or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent and Acquisition Sub by a senior executive officer of Parent to such effect.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1         Termination.  Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated at any time prior to the Effective Time, whether before or after the Requisite Shareholder Approval is obtained (except as otherwise expressly noted), as follows:

(a)            by mutual written consent of each of Parent and the Company; or

(b)            by either Parent or the Company, if:

(i)            the Merger shall not have been consummated on or before 5:00 p.m. (New York City time) on January 30, 2015 (the "Termination Date"); provided that the Termination Date shall not occur sooner than two (2) Business Days after the final day of the Marketing Period; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party if the failure of such party to perform or comply with any of its obligations under this Agreement has been the principal cause of or resulted in the failure of the Closing to have occurred on or before such date; or

(ii)           prior to the Effective Time, any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order or taken any other action permanently restraining, enjoining, rendering illegal or otherwise prohibiting the transactions contemplated by this Agreement, and such Law or Order or other action shall have become final and non-appealable; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall have used its reasonable best efforts as required by this Agreement to remove such Law, Order or other action; and provided, further, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to a party if the issuance of such Law or Order or taking of such action was primarily due to the failure of such party, and in the case of Parent, including the failure of Acquisition Sub, to perform any of its obligations under this Agreement; or

(iii)         the Requisite Shareholder Approval shall not have been obtained at the Shareholders' Meeting duly convened therefor or at any adjournment or postponement thereof at which this Agreement and the transactions contemplated hereby have been voted upon; or

(c)            by the Company, if:

(i)            Parent or Acquisition Sub shall have breached or failed to perform any of their respective representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of any condition set forth in Section 7.3(a) or Section 7.3(b) and (B) is not capable of being cured, or is not cured, by Parent or Acquisition Sub on or before the earlier of (x) the Termination Date and (y) the date that is thirty (30) calendar days following the Company's delivery of written notice to Parent or Acquisition Sub, as applicable, of such breach; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder;

(ii)           the board of directors of the Company shall have authorized the Company to enter into an Acquisition Agreement with respect to a Superior Proposal; provided that, substantially concurrently with such termination (and in any event, with respect to the payment of the Termination Fee, within one (1) Business Day), the Company enters into such Acquisition Agreement and pays (or causes to be paid) at the direction of Parent the Termination Fee as specified in Section 8.3(a)(ii); or

(iii)         (A) all the conditions set forth in Section 7.1 and Section 7.2 have been and continue to be satisfied (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, provided that such conditions are at the time of termination capable of being satisfied as if such time were the Closing), (B) Parent and Acquisition Sub shall have failed to consummate the Merger by the time the Closing was required by Section 2.2, (C) the Company has notified Parent in writing that all of the conditions set forth in Article VII have been satisfied or, with respect to the Company's conditions, waived (or would be satisfied or waived if the Closing were to occur on the date of such notice) and it stands and will stand ready, willing and able to consummate the Merger at such time, (D) the Company shall have given Parent written notice at least four (4) Business Days prior to such termination stating the Company's intention to terminate this Agreement pursuant to this Section 8.1(c)(iii) and the basis for such termination and (E) the Merger shall not have been consummated by the end of such four (4) Business Day period; or

(d)            by Parent, if:

(i)            the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of any condition set forth in Section 7.2(a) or Section 7.2(b), and (B) is not capable of being cured, or is not cured, by the Company on or before the earlier of (x) the Termination Date and (y) the date that is thirty (30) calendar days following Parent's delivery of written notice to the Company of such breach; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if Parent or Acquisition Sub is then in material breach of any of its representations, warranties, covenants or agreements hereunder;

(ii)           the board of directors of the Company shall have made an Adverse Recommendation Change; provided that Parent's right to terminate this Agreement pursuant to this Section 8.1(d)(ii) shall expire upon the Requisite Shareholder Approval having been obtained; or

(iii)         the Company shall have breached in any material respect any of its obligations under Section 6.5 (excluding, for the avoidance of doubt, inadvertent breaches thereof not intended to result in a Competing Proposal), which breach is ongoing following the date that is two (2) calendar days following Parent's delivery of written notice to the Company of such breach or is otherwise not curable.

Section 8.2         Effect of Termination.  In the event that this Agreement is terminated and the Merger abandoned pursuant to Section 8.1, written notice thereof shall be given to the other party or parties, specifying the provisions hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and of no effect without liability on the part of any party hereto (or any of its Affiliates or Representatives), and all rights and obligations of any party hereto shall cease; provided, however, that, except as otherwise provided in Section 8.3 or in any other provision of this Agreement, no such termination shall relieve any party hereto of any liability or damages resulting from fraud occurring prior to such termination, in which case, except as otherwise provided in Section 8.3, the aggrieved party shall be entitled to all remedies available at law or in equity; and provided, further, that the Confidentiality Agreement, the Guaranty and the provisions of Section 6.10(e) and Section 6.11 (with respect to Parent's expense reimbursement and indemnification obligations), this Section 8.2, Section 8.3, Section 8.7 and Article IX shall survive any termination of this Agreement pursuant to Section 8.1 in accordance with their respective terms.

Section 8.3         Termination Fees.

(a)            In the event that:

(i)            (A) a Third Party shall have made a Competing Proposal after the date of this Agreement, (B) this Agreement is subsequently terminated by (x) the Company or Parent pursuant to Section 8.1(b)(i) or Section 8.1(b)(iii) or (y) Parent pursuant to Section 8.1(d)(i) as a result of a breach of any representation, warranty, covenant or agreement under this Agreement by the Company, and at the time of such termination, such Competing Proposal was not withdrawn, and (C) within twelve (12) months of such termination of this Agreement, the Company consummates a transaction involving a Competing Proposal; provided, however, that clause (iii) in the definition of "Competing Proposal" shall be deemed to be deleted;

(ii)           this Agreement is terminated by the Company pursuant to Section 8.1(c)(ii); or

(iii)         this Agreement is terminated by Parent pursuant to Section 8.1(d)(ii) or Section 8.1(d)(iii).

then the Company shall, (A) in the case of clause (i) above, no later than two (2) Business Days following the date of the consummation of such transaction involving a Competing Proposal, (B) in the case of clause (ii) above, prior to or substantially concurrently with such termination, and (C) in the case of clause (iii) above, no later than two (2) Business Days after the date of such termination, pay, or cause to be paid, at the direction of Parent, the Termination Fee (less the amount of any Parent Expenses previously paid to Parent pursuant to Section 8.6, if any); it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion.

Notwithstanding the foregoing, other than in the case of fraud or as otherwise permitted by Section 8.2, Parent's right to receive the Termination Fee pursuant to this Section 8.3(a) shall be of no further force or effect if Parent or any Parent Related Party makes any demand or claim for damages suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder or otherwise in any Proceeding against the Company or any Company Related Party other than for the payment of the Termination Fee.

(b)            In the event this Agreement is terminated by (i) the Company pursuant to Section 8.1(c)(i) as a result of a breach of any representation, warranty, covenant or agreement under this Agreement or Section 8.1(c)(iii) or (ii) the Company or Parent pursuant to Section 8.1(b)(i) if, at the time of such termination, the Company would have been entitled to terminate this Agreement pursuant to Section 8.1(c)(iii), then Parent shall, no later than two (2) Business Days after the date of such termination, pay, or cause to be paid, at the direction of the Company, the Reverse Termination Fee; it being understood that in no event shall Parent be required to pay the Reverse Termination Fee on more than one occasion.  Notwithstanding the foregoing, other than in the case of fraud or as otherwise permitted by Section 8.2, the Company's right to receive the Reverse Termination Fee pursuant to this Section 8.3(b) shall be of no further force or effect if the Company or any Company Related Party makes any demand or claim for damages suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder or under the Guaranty or otherwise in any Proceeding against Parent or any Parent Related Party other than for the payment of the Reverse Termination Fee.

(c)            Notwithstanding anything to the contrary set forth in this Agreement, but subject to the Company's rights set forth in Section 9.9, the Company's receipt of the Reverse Termination Fee pursuant to Section 8.3(b), in circumstances where the Reverse Termination Fee is owed pursuant to Section 8.3(b), shall constitute the sole and exclusive remedy of the Company, its Subsidiaries and the Company Related Parties against Parent, Acquisition Sub, the Guarantor, the Financing Sources under the Debt Financing or any of their respective former, current or future general or limited partners, shareholders, members, equityholders, controlling persons, managers, directors, officers, employees, agents, Affiliates, or assignees of any of the foregoing (collectively, the "Parent Related Parties") for all losses and damages suffered as a result of the failure of the transactions contemplated by this Agreement or the Debt Financing to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount, none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement or the Debt Financing (except that Parent (but no Financing Source) shall also be obligated with respect to the terms of the Confidentiality Agreement, Section 8.2,  Section 8.3(d), and Section 8.7 and for any of its expense reimbursement and indemnification obligations contained in Section 6.10(e) and Section 6.11 and the Guarantor shall also be obligated pursuant to the terms and conditions of the Guaranty).  Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 9.9, Parent's right to receive payment from the Company of the Termination Fee pursuant to Section 8.3(a) and/or Parent Expenses pursuant to Section 8.6, in circumstances where the Termination Fee is owed pursuant to Section 8.3(a)(i), Section 8.3(a)(ii) or Section 8.3(a)(iii) or the Parent Expenses are owed pursuant to Section 8.6, shall constitute the sole and exclusive remedy of Parent, Acquisition Sub and the Parent Related Parties against the Company and its Subsidiaries and any of their respective, direct or indirect, former, current or future general or limited partners, shareholders, members, equityholders, controlling persons, managers, directors, officers, employees, agents, Affiliates or assignees of any of the foregoing (collectively, the "Company Related Parties") for all losses and damages suffered as a result of any breach or failure to perform hereunder giving rise to such termination, and upon payment of such amount, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated thereby with respect to such breach or failure to perform (except that the Company shall also be obligated with respect to Section 8.2,  Section 8.3(d) and Section 8.7, as applicable).  Notwithstanding the foregoing, it is explicitly agreed that the Company, Parent and Acquisition Sub shall be entitled to pursue an injunction, or other appropriate form of specific performance or equitable relief, solely as provided in Section 9.9.  For the avoidance of doubt, subject to Section 9.9, the Company may pursue a grant of specific performance of the type provided in the preceding sentence and the payment of the Reverse Termination Fee under Section 8.3(b).

(d)            Each of the parties hereto acknowledges that (i) the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, (ii) each of the Termination Fee, Parent Expenses and the Reverse Termination Fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate the Company or Parent, as the case may be, in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision and (iii) without these agreements, the parties would not enter into this Agreement; accordingly, if the Company or Parent, as the case may be, fails to timely pay any amount due pursuant to this Section 8.3 and, in order to obtain such payment, either Parent or the Company, as the case may be, commences a suit that results in a judgment against the other party for the payment of any amount set forth in this Section 8.3, such paying party shall pay the other party its reasonable and documented costs and Expenses in connection with such suit, together with interest on such amount at the annual rate of five percent (5%) plus the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.

Section 8.4         Amendment.  This Agreement may be amended by mutual agreement of the parties hereto by action taken by or on behalf of their respective boards of directors at any time before or after receipt of the Requisite Shareholder Approval; provided, however, that (i) after the Requisite Shareholder Approval has been obtained, there shall not be any amendment that by Law or in accordance with the rules of any stock exchange requires further approval by the shareholders of the Company without such further approval of such shareholders nor any amendment or change not permitted under applicable Law and (ii) any amendment of  Section 5.7, Section 6.10, Section 6.11, this Section 8.4 or Section 8.3, Section 9.4, Section 9.7, Section 9.8, Section 9.9, Section 9.10 or Section 9.12, in each case to the extent such amendment would adversely affect the rights of a Financing Source under such Section, shall also be approved by such Financing Source (or by the party to the Debt Commitment Letter (or any Financing Agreement resulting therefrom) affiliated with such Financing Source).  This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 8.5         Extension; Waiver.  At any time prior to the Effective Time, subject to applicable Law, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement or condition contained herein.  Any such extension or waiver shall only be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.  Notwithstanding the foregoing, no failure or delay by the Company, Parent or Acquisition Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 8.6         Expense Reimbursement.  In the event this Agreement is terminated pursuant to (i) Section 8.1(b)(iii) or (ii) Section 8.1(d)(i), in each case, under circumstances in which the Termination Fee is not then payable pursuant to Section 8.3(a)(i), and prior to the time of such termination by Parent, Parent and Acquisition Sub were not in material breach of their representations, warranties, covenants or agreements under this Agreement, then the Company shall, following receipt of an invoice therefor, no later than two (2) Business Days after the date of such termination, pay, or cause to be paid, at the direction of Parent, up to $4,000,000 of Parent's reasonable and documented out-of-pocket fees and expenses (including legal fees and expenses) incurred by Parent and its Affiliates on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement (including the Financing) (the "Parent Expenses"); provided, that the existence of circumstances which could require the Termination Fee to become subsequently payable by the Company pursuant to Section 8.3(a)(i) shall not relieve the Company of its obligations to pay the Parent Expenses pursuant to this Section 8.6; provided, further, that the payment by the Company of Parent Expenses pursuant to this Section 8.6 shall not relieve the Company of any subsequent obligation to pay the Termination Fee pursuant to Section 8.3(a) except to the extent indicated in Section 8.3(a).
Section 8.7         Expenses; Transfer Taxes.  Except as expressly set forth herein, all Expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.  Parent shall, or, following the Effective Time, shall cause the Surviving Corporation to, timely and duly pay all (i) transfer, stamp and documentary Taxes or fees and (ii) sales, use, gains, real property transfer and other similar Taxes or fees arising out of or in connection with entering into and carrying out this Agreement.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1         Non-Survival of Representations, Warranties and Agreements.  The representations, warranties, covenants and agreements in this Agreement and any certificate delivered pursuant hereto by any Person shall terminate at the Effective Time or, except as provided in Section 8.2, upon the termination of this Agreement pursuant to Section 8.1, as the case may be, except that this Section 9.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time or after termination of this Agreement, including those contained in Section 6.6 and Section 6.9.

Section 9.2         Notices.  All notices, consents and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by hand delivery, by prepaid overnight courier (providing written proof of delivery) or by confirmed facsimile transmission or electronic mail (provided that, in the case of electronic mail, such confirmation is not automated), addressed as follows:

if to Parent or Acquisition Sub:

c/o Thoma Bravo, LLC
600 Montgomery Street, 32nd Floor
San Francisco, CA 94111
Phone:                 (415) 263-3660
Fax:                         (415) 392-6480
Email:                    sboro@thomabravo.com
cvirnig@thomabravo.com
Attention:        Seth Boro
Chip Virnig

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
300 N. LaSalle Street
Chicago, Illinois 60654
Phone:                 (312) 862-2000
Fax:                         (312) 862-2200
Email:                    gnowak@kirkland.com
tpeto@kirkland.com
Attention:        Gerald T. Nowak, P.C.
Theodore A. Peto

if to the Company:

Compuware Corporation
One Campus Martius
Detroit, Michigan 48226
Phone:                 (313) 227-7300
Fax:                         (313) 227-9222
Email:                 Dan.Follis@compuware.com
Attention:     General Counsel

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036
Phone:                 (212) 735-3000
Fax:                         (212) 735-2000
Email:                    Stephen.Arcano@skadden.com
Richard.Grossman@skadden.com
Attention:        Stephen F. Arcano, Esq.
Richard J. Grossman Esq.

or to such other address, electronic mail address or facsimile number for a party as shall be specified in a notice given in accordance with this Section 9.2; provided that any notice received by facsimile transmission or electronic mail or otherwise at the addressee's location on any Business Day after 5:00 p.m. (addressee's local time) or on any day that is not a Business Day shall be deemed to have been received at 9:00 a.m. (addressee's local time) on the next Business Day; provided, further, that notice of any change to the address or any of the other details specified in or pursuant to this Section 9.2 shall not be deemed to have been received until, and shall be deemed to have been received upon, the later of the date specified in such notice or the date that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 9.2.

Section 9.3         Interpretation; Certain Definitions.

(a)            The parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

(b)            Disclosure of any fact, circumstance or information in any Section of the Company Disclosure Letter shall be deemed to be disclosure of such fact, circumstance or information with respect to any other Section of the Company Disclosure Letter if it is reasonably apparent on the face of such disclosure that such disclosure relates to any such other Section.  The inclusion of any item in the Company Disclosure Letter shall not be deemed to be an admission or evidence of materiality of such item, nor shall it establish any standard of materiality for any purpose whatsoever.  Any information or materials contained in the electronic data room maintained by the Company under the name "Project Copper 2014" at http://portal.covisint.com at least two (2) Business Days prior to the date hereof shall be deemed to have been "made available" to Parent and Acquisition Sub for all purposes of this Agreement.

(c)            The words "hereof," "herein," "hereby," "hereunder" and "herewith" and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  References to articles, sections, paragraphs, exhibits, annexes and schedules are to the articles, sections and paragraphs of, and exhibits, annexes and schedules to, this Agreement, unless otherwise specified, and the table of contents and headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the phrase "without limitation."  Words describing the singular number shall be deemed to include the plural and vice versa, words denoting any gender shall be deemed to include all genders, words denoting natural persons shall be deemed to include business entities and vice versa and references to a Person are also to its permitted successors and assigns.  The phrases "the date of this Agreement" and "the date hereof" and terms or phrases of similar import shall be deemed to refer to September 2, 2014, unless the context requires otherwise.  When used in reference to the Company or its Subsidiaries, the term "material" shall be measured against the Company and its Subsidiaries, taken as a whole.  References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder (provided, that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date).  Terms defined in the text of this Agreement have such meaning throughout this Agreement, unless otherwise indicated in this Agreement, and all terms defined in this Agreement shall have the meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.  Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws (provided, that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date).  All references to "dollars" or "$" refer to currency of the United States of America.

Section 9.4         Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Merger be consummated as originally contemplated to the fullest extent possible.  Notwithstanding the foregoing, the parties intend that the remedies and limitations thereon contained in Section 8.3(c) and Section 8.3(d) be construed as an integral provision of this Agreement and that such remedies and limitations shall not be severable in any manner that increases a party's liability or obligations hereunder or under the Financing Commitments or the Guarantees.

Section 9.5         Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties; provided, however, that Parent and Acquisition Sub may (without obtaining any prior written consent) transfer or assign their rights and obligations under this Agreement (in whole but not in part) to (a) Parent or any of its Affiliates and/or to any parties providing the Financing pursuant to the terms thereof (including for purposes of creating a security interest herein or otherwise assign as collateral in respect of such Financing), and (b) after the Effective Time, any Person, provided that, in each case, no such transfer or assignment shall relieve Parent or Acquisition Sub of its obligations hereunder.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective permitted successors and assigns.  Any attempted assignment in violation of this Section 9.5 shall be null and void.

Section 9.6         Entire Agreement.  This Agreement (including the exhibits, annexes and appendices hereto) constitutes, together with the Voting Agreements, the Confidentiality Agreement, the Guaranty, the Equity Commitment Letter and the Company Disclosure Letter, the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

Section 9.7         No Third-Party Beneficiaries.  This Agreement is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder; provided, however, that it is specifically intended that (A) the D&O Indemnified Parties (with respect to Section 6.6 from and after the Effective Time), (B) the Financing Sources under the Debt Financing (with respect to Section 5.7, Section 6.10, Section 6.11, Section 8.3, Section 8.4, Section 9.4, Section 9.5, this Section 9.7, Section 9.8, Section 9.9(b)(v), Section 9.10, and Section 9.12, each of which shall inure to the benefit of, and be enforceable by, each Financing Source, its Affiliates and their respective successors and permitted assigns) and (C) the Parent Related Parties (with respect to Section 8.3 and Section 9.9) and the Company Related Parties (with respect to Section 8.3 and Section 9.9) are third-party beneficiaries.

Section 9.8         Governing Law.

(a)            This Agreement and all Proceedings or counterclaims (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of Parent, Acquisition Sub or the Company in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware (except (i) to the extent that the corporate laws of the State of Michigan are mandatorily applicable and (ii) with respect to the matters otherwise covered by paragraph (b) of this Section 9.8 and any other matters concerning the Debt Financing, the Debt Commitment Letters, the Financing Sources or any of their rights, obligations, actions or omissions with respect thereto).

(b)            Notwithstanding anything to the contrary contained in this Agreement, each of the parties hereto: (i) agrees that it will not bring or support any Person in any Proceeding before any Governmental Authority of any kind or description, whether at law or in equity, whether in contract or in tort or otherwise, against any of the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Debt Financing or the performance thereof or the financings contemplated thereby, in any forum other than the United States Federal and New York State courts located in the Borough of Manhattan, New York County, State of New York and (ii) agrees that, except as specifically set forth in the Debt Commitment Letters, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Financing Sources in any way relating to this Agreement, the Debt Financing or the performance thereof or the financings contemplated thereby, shall be exclusively governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.

Section 9.9         Remedies.

(a)            Remedies of Parent and Acquisition Sub.

(i)            Specific Performance. Prior to the valid termination of this Agreement pursuant to Section 8.1, Parent and Acquisition Sub shall be entitled to seek and obtain an injunction, specific performance and other equitable relief to prevent breaches of this Agreement by the Company in the courts described in Section 9.10 and to enforce specifically the terms and provisions hereof, including the Company's obligation to consummate the Merger.

(ii)           Termination Fee. Parent shall be entitled to payment of the Termination Fee if and when payable pursuant to Section 8.3(a).

(iii)         Expense Reimbursement. Parent shall be entitled to reimbursement of Parent Expenses if and when payable pursuant to Section 8.6.

(iv)         Termination. Parent and Acquisition Sub shall be entitled to terminate this Agreement in accordance with Section 8.1.

(v)           Monetary Damages. Other than in the case of fraud or otherwise explicitly permitted under Section 8.2 in no event shall Parent or any Parent Related Party have the right to seek or obtain money damages from the Company or any Company Related Party under this Agreement (whether at law or in equity, in contract, in tort or otherwise) other than the right of Parent and Acquisition Sub to payment of the Termination Fee as set forth in Section 8.3(a) or Parent Expenses as set forth in Section 8.6.

(b)            Remedies of the Company.

(i)            Specific Performance (Pre-Closing Covenants).  Prior to the valid termination of this Agreement pursuant to Section 8.1 and other than as it relates to the right to cause the Equity Financing to be funded and to consummate the Merger (which are governed by the provisions of Section 9.9(b)(ii)), the Company shall be entitled to seek and obtain an injunction, specific performance and other equitable relief to prevent breaches of this Agreement by Parent and Acquisition Sub in the courts described in Section 9.10 and to enforce specifically the terms and provisions hereof.

(ii)           Specific Performance (Closing). Prior to a valid termination of this Agreement pursuant to Section 8.1, the Company shall be entitled to seek and obtain an injunction, specific performance and other equitable remedies to enforce Parent's and Acquisition Sub's obligations to cause the Equity Financing to be funded and to consummate the Merger only in the event that each of the following conditions has been satisfied: (i) the conditions set forth in Section 7.1 and Section 7.2 (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, each of which shall be capable of being satisfied at the Closing) have been satisfied at the time the Closing would have occurred but for the failure of the Equity Financing to be funded, and remain satisfied, (ii) the Debt Financing (or, if alternative financing is being used in accordance with Section 6.10(c), pursuant to the commitments with respect thereto) has been funded in accordance with the terms thereof or will be funded in accordance with the terms thereof at the Closing if the Equity Financing is funded at the Closing and (iii) the Company has irrevocably confirmed in writing to Parent that if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing will occur. For the avoidance of doubt, in no event shall the Company be entitled to enforce or seek to enforce specifically the Parent's right to cause the Equity Financing to be funded or to complete the Merger if the Debt Financing has not been funded (or will not be funded at the Closing if the Equity Financing is funded at the Closing). In no event shall the Company be entitled to seek the remedy of specific performance of this Agreement other than solely under the specific circumstances and as specifically set forth in this Section 9.9(b)(ii) and in no event shall the Company be entitled to seek any remedy of specific performance or any such remedy against any Financing Source.

(iii)          Reverse Termination Fee.  The Company shall be entitled to payment of the Reverse Termination Fee if and when payable pursuant to Section 8.3(b).

(iv)         Termination.  The Company shall be entitled to terminate this Agreement in accordance with Section 8.1.

(v)          Monetary Damages.  Other than in the case of fraud or otherwise explicitly permitted under Section 8.2, in no event shall the Company or any Company Related Party have the right to seek or obtain money damages or expense reimbursement (whether at law or in equity, in contract, in tort or otherwise) from Parent, Acquisition Sub, the Guarantor, the Financing Sources or any other Parent Related Party other than the right of the Company to payment of the Reverse Termination Fee as set forth in Section 8.3(b) and to enforce its rights under the Guaranty.  In addition, and notwithstanding anything in this Agreement to the contrary, the Company and each Company Related Party hereby waives any and all claims against the Financing Sources and hereby agrees that in no event shall the Financing Sources have any liability or obligation to the Company or any Company Related Party relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter or the transactions contemplated hereby; provided that, notwithstanding the foregoing, nothing in this Section 9.9(b)(v) shall in any way limit or modify the rights and obligations of Parent, Acquisition Sub or the Financing Sources set forth under the Debt Commitment Letters.  In addition to the rights of Parent and Acquisition Sub hereunder, prior to the termination of this Agreement, Parent and Acquisition Sub shall be entitled, at Parent and Acquisition Sub's sole election, to settle any claims arising from or relating to this Agreement by consummating the Merger in accordance with the terms of this Agreement.

(c)            Acknowledgement Regarding Available Remedies.  Solely to the extent that the right of specific performance is explicitly applicable under the terms of this Section 9.9, the parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the parties hereto do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the Merger and the other transactions contemplated by this Agreement) in accordance with its specified terms or otherwise breach such provisions. Solely to the extent that the right of specific performance is explicitly applicable under the terms of this Section 9.9, the parties acknowledge and agree that the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 9.10 without proof of damages or otherwise, and that such explicit rights of specific enforcement are an integral part of the transactions contemplated by this Agreement and without such rights, none of the Company, Parent or Acquisition Sub would have entered into this Agreement. Each party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity to the extent that the right of specific performance is explicitly applicable under the terms of this Section 9.9. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (to the extent that the right of specific performance is explicitly applicable under the terms of this Section 9.9) shall not be required to provide any bond or other security in connection with any such order or injunction.

(d)            Sole Remedy.  The parties acknowledge and agree that the remedies provided for in this Section 9.9 shall be the parties' sole and exclusive remedies for any breaches of this Agreement or any claims relating to the transactions contemplated hereby.

(e)            Extension of Termination Date.  To the extent any party hereto brings a Proceeding to specifically enforce the performance of the terms and provisions of this Agreement in accordance with this Section 9.9 (other than an action to enforce specifically any provision that expressly survives the termination of this Agreement), the Termination Date shall automatically be extended to (i) the twentieth (20th) Business Day following the resolution of such Proceeding or (ii) such other time period established by the court presiding over such Proceeding.

Section 9.10       Consent to Jurisdiction.

(a)            Each of the parties hereto hereby (a) expressly and irrevocably submits to the exclusive personal jurisdiction of the state courts of the State of Delaware, or any federal court sitting in the State of Delaware, in the event any dispute arises out of this Agreement or the transactions contemplated hereby, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the state courts of the State of Delaware, or any federal court sitting in the State of Delaware, (d) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any Proceeding arising out of or relating to this Agreement and (e) agrees that each of the other parties shall have the right to bring any Proceeding for enforcement of a judgment entered by the state courts of the State of Delaware or any federal court sitting in the State of Delaware.  Each of Parent, Acquisition Sub and the Company agrees that a final judgment in any Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.  The parties hereby further agree that New York state or United States Federal courts sitting in New York County, State of New York shall have exclusive jurisdiction over any action (whether at law, in equity, in contract, in tort or otherwise) brought against any Financing Source in connection with the transactions contemplated under this Agreement.

(b)            Each party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in Section 9.10(a) in any such Proceeding by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 9.2.  However, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method.

Section 9.11       Counterparts.  This Agreement may be executed in multiple counterparts, all of which shall together be considered one and the same agreement.  Delivery of an executed signature page to this Agreement by electronic transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

Section 9.12       WAIVER OF JURY TRIAL.  EACH OF PARENT, ACQUISITION SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, ACQUISITION SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF (INCLUDING THE DEBT COMMITMENT LETTERS AND DEBT FINANCING).

[Remainder of page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF, Parent, Acquisition Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PROJECT COPPER HOLDINGS, LLC

By:	/s/ Seth Boro
Name: Seth Boro
Title: President and Secretary

PROJECT COPPER MERGER CORP.

By:	/s/ Seth Boro
Name: Seth Boro
Title: President and Secretary

COMPUWARE CORPORATION

By:	/s/ Robert C. Paul
Name: Robert C. Paul
Title: Chief Executive Officer

Appendix A

As used in this Agreement, the following terms shall have the following meanings:

“2015 Bonuses” shall have the meaning set forth in Section 6.9(a).

“2015 Incentive Plans” shall have the meaning set forth in Section 6.9(a).

“Acquisition Agreement” shall have the meaning set forth in Section 6.5(b).

“Acquisition Sub” shall have the meaning set forth in the Preamble.

“Adverse Recommendation Change” shall have the meaning set forth in Section 6.5(e).

“Affiliate” has the meaning set forth in Rule 12b-2 of the Exchange Act.

“Aggregate Consideration” shall have the meaning set forth in Section 4.2(d).

“Aggregate Merger Consideration” shall have the meaning set forth in Section 3.2(a).

“Agreement” shall have the meaning set forth in the Preamble.

“Antitrust Laws” shall have the meaning set forth in Section 4.4(b).

“Benefit Period” shall have the meaning set forth in Section 6.9(a).

“Blue Sky Laws” shall mean state securities or “blue sky” laws.

“Book-Entry Shares” shall have the meaning set forth in Section 3.1(b).

“Business Day” shall mean any day other than a Saturday, Sunday or a day on which all banking institutions in New York, New York are authorized or obligated by Law or executive order to close.

“Certificate of Merger” shall have the meaning set forth in Section 2.3(a).

“Certificates” shall have the meaning set forth in Section 3.1(b).

“claim” shall have the meaning set forth in Section 5.12.

“Closing” shall have the meaning set forth in Section 2.2.

“Closing Date” shall have the meaning set forth in Section 2.2.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Commitment Parties” shall have the meaning set forth in Section 5.7(a).

“Company” shall have the meaning set forth in the Preamble.

“Company Benefit Plan” shall have the meaning set forth in Section 4.12(a).

“Company Business Units” shall mean each of (i) the Compuware Corporation Application Performance Management business and (ii) the Compuware Corporation Mainframe business.

“Company Common Stock” shall have the meaning set forth in Section 3.1(a).

“Company Debt” shall have the meaning set forth in Section 6.12.

“Company Disclosure Letter” shall mean the disclosure letter delivered by the Company to Parent simultaneously with the execution of this Agreement.

“Company Equity Plans” shall have the meaning set forth in Section 3.3(d).

“Company Intellectual Property Rights” shall have the meaning set forth in Section 4.14(a).

“Company Material Adverse Effect” means any change, event, effect, fact, condition or circumstance which, individually or in the aggregate has resulted in or would reasonably be expected to result in a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that changes, events, effects or circumstances which, directly or indirectly, to the extent they relate to or result from the following shall be excluded from the determination of Company Material Adverse Effect: (i) any condition, change, effect or circumstance generally affecting any of the industries or markets in which the Company or its Subsidiaries operate; (ii) any change in any Law or GAAP (or changes in interpretations of any Law or GAAP by a Governmental Authority); (iii) general economic, regulatory or political conditions (or changes therein) or conditions (or changes therein) in the financial, credit or securities markets (including changes in interest or currency exchange rates) in any country or region in which the Company or its Subsidiaries conduct business; (iv) any acts of God, natural disasters, terrorism, armed hostilities, sabotage, war or any escalation or worsening of acts of war; (v) the negotiation, execution, announcement, consummation or existence of this Agreement or the transactions contemplated hereby, including by reason of the identity of Parent and including the impact of any of the foregoing on any relationships with customers, suppliers, vendors, collaboration partners, employees or regulators; (vi) any action taken pursuant to the express terms of this Agreement or with the written consent of Parent or Acquisition Sub; and (vii) any changes in the market price or trading volume of the Company Common Stock, any failure by the Company or its Subsidiaries to meet internal, analysts’ or other earnings estimates or financial projections or forecasts for any period, any changes in credit ratings and any changes in any analysts’ recommendations or ratings with respect to the Company or any of its Subsidiaries (provided, that the facts or occurrences giving rise to or contributing to such changes or failure that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect); except, with respect to clauses (i), (ii), (iii) and (iv), that if any such changes, events, effects or circumstances have a materially disproportionate effect on the Company and its Subsidiaries relative to other participants in the industries in which the Company and its Subsidiaries operate, such changes, events, effects or circumstances shall be taken into account in determining whether there has been, or there is reasonably likely to occur, a Company Material Adverse Effect.

“Company Material Contract” shall have the meaning set forth in Section 4.16(a).

“Company Option” shall mean each outstanding option to purchase shares of Company Common Stock.

“Company Permits” shall have the meaning set forth in Section 4.5(a).

“Company Recommendation” shall mean the recommendation of the board of directors of the Company that the shareholders of the Company adopt this Agreement and approve the transactions contemplated hereby, including the Merger.

“Company Related Parties” shall have the meaning set forth in Section 8.3(c).

“Company Stock Units” shall mean any restricted stock units or performance stock units.

“Company SEC Documents” shall have the meaning set forth in Section 4.6(a).

“Company Shareholder Advisory Vote” shall have the meaning set forth in Section 4.3(a).

“Company’s Tax Calculations” shall have the meaning set forth in Section 6.20(a).

“Competing Proposal” shall have the meaning set forth in Section 6.5(h)(i).

“Computer Systems” shall have the meaning set forth in Section 4.14(g).

“Confidentiality Agreement” shall mean the confidentiality agreement dated March 11, 2013 between Thoma Bravo, LLC and the Company.

“Consent” shall have the meaning set forth in Section 4.4(b).

“Continuing Employees” shall have the meaning set forth in Section 6.9(a).

“Contract” means any written or oral contract, subcontract, lease, sublease, conditional sales contract, purchase order, sales order, task order, delivery order, license, indenture, note, bond, loan, instrument, understanding, permit, concession, franchise, commitment or other agreement.

“control” (including the terms “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by Contract or credit arrangement or otherwise.

“Covisint” shall have the meaning set forth in the Preamble.

“Covisint Sale” shall mean a transaction in which all the Company’s shares of Covisint are sold, whether directly or as part of a merger or similar transaction involving Covisint.

“Covisint Sale Retention Amount” shall mean $7,500,000.

“D&O Indemnified Parties” shall have the meaning set forth in Section 6.6(a).

“debt” shall have the meaning set forth in Section 5.12.

“Debt Commitment Letters” shall have the meaning set forth in Section 5.7(a).

“Debt Financing” shall have the meaning set forth in Section 5.7(a).

“Debt Payoff Amount” shall have the meaning set forth in Section 6.12.

“Effective Time” shall have the meaning set forth in Section 2.3(a).

“Environmental Laws” means all Laws relating to pollution, public or worker health and safety in connection with exposure to Hazardous Materials, or protection of the environment, including Laws relating to Releases of harmful or deleterious materials and the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of harmful or deleterious materials, including the Federal Water Pollution Control Act (33 U.S.C. §1251 et seq.), the Resource Conservation and Recovery Act of 1976 (42 U.S.C. §6901 et seq.), the Safe Drinking Water Act (42 U.S.C. §3000(f) et seq.), the Toxic Substances Control Act (15 U.S.C. §2601 et seq.), the Clean Air Act (42 U.S.C. §7401 et seq.), the Oil Pollution Act of 1990 (33 U.S.C. §2701 et seq.), the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C. §9601 et seq.), the Endangered Species Act of 1973 (16 U.S.C. §1531 et seq.), and other similar state and local statutes.

“Equity Commitment Letter” shall have the meaning set forth in Section 5.7(a).

“Equity Financing” shall have the meaning set forth in Section 5.7(a).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall have the meaning set forth in Section 4.12(f).

“ESPP” shall have the meaning set forth in Section 3.3(e).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Fund” shall have the meaning set forth in Section 3.2(a).

“Expenses” shall mean all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Proxy Statement and all SEC and other regulatory filing fees incurred in connection with the Proxy Statement, the solicitation of shareholder approvals, any filing with, and obtaining of any necessary action or non-action, Consent or approval from any Governmental Authority pursuant to any Antitrust Laws, engaging the services of the Paying Agent, any other filings with the SEC and all other matters related to the Closing and the other transactions contemplated by this Agreement.

“Final ESPP Offering” shall have the meaning set forth in Section 3.3(e).

“Final IESPP Offering” shall have the meaning set forth in Section 3.3(f).

“Financing” shall have the meaning set forth in Section 5.7(a).

“Financing Agreements” shall have the meaning set forth in Section 6.10(c).

“Financing Commitments” shall have the meaning set forth in Section 5.7(a).

“Financing Sources” means each lender and the other Persons (including, without limitation, each agent and arranger) that are counterparties to the Debt Commitment Letters (or any Financing Agreements resulting therefrom) together with each of their Affiliates and their and their Affiliates’ current and future officers, directors, employees, agents, partners, former or future equityholders, controlling parties, members, managers, general or limited partners, advisors, attorneys and representatives.

“Firm” shall have the meaning set forth in Section 6.20(b).

“Fully Diluted Company Shares” means, as of immediately prior to the Effective Time, the sum of (i) all outstanding shares of Company Common Stock plus (ii) all shares of Company Common Stock subject to outstanding Company Options or Company Stock Units.

“GAAP” shall mean the United States generally accepted accounting principles.

“Goldman Sachs” shall have the meaning set forth in Section 4.23.

“Governmental Authority” shall mean any United States (federal, territorial, state or local) or foreign government, or any governmental, regulatory, judicial or administrative authority, agency, instrumentality, court, tribunal, or commission, or any subdivision, department or branch of any of the foregoing) or body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.

“Government Contract” means any Contract between the Company and (i) any Governmental Authority (i.e., a prime contract), (ii) any party holding a prime contract with a Governmental Authority in its capacity as a prime contractor (i.e., a subcontract), (iii) any subcontractor with respect to any Contract of a type described in clauses (i) or (ii) above, or (iv) a teaming agreement, strategic partnership or similar arrangement with another Person relating to any Contract of a type described in clauses (i) or (ii) or (iii) above.

“Guarantor” shall have the meaning set forth in Section 5.7(a).

“Guaranty” shall have the meaning set forth in the Recitals.

“Hazardous Materials” means all substances, materials and wastes (i) defined as hazardous substances, oils, pollutants or contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5, (ii) defined as hazardous substances, hazardous materials, pollutants, contaminants, toxic substances (or words of similar meaning and regulatory effect) by or regulated as such under, any Environmental Law, or (iii) which may give rise to liability under any Environmental Law.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“IESPP” shall have the meaning set forth in Section 3.3(f).

“Inactive Plans” shall mean the Compuware Corporation 1992 Stock Option Plan, Compuware Corporation Fiscal 1993 Stock Option Plan, Compuware Corporation Fiscal 1996 Stock Option Plan, Compuware Corporation Fiscal 1999 Stock Option Plan, Compuware Corporation 1991 Stock Option Agreements (UNIFACE), Compuware Corporation 1993 Stock Option Plan (UNIFACE), Compuware Corporation Incentive Stock Option Plan, Nu-Mega Technologies, Inc. 1996 Stock Plan and certain Stock Purchase Warrants.

“Insurance Policies” shall have the meaning set forth in Section 4.25.

“Intellectual Property Rights” means all of the following to the extent recognized or protectable under applicable Law in any jurisdiction throughout the world: (i) all trademarks, trademark registrations, trademark rights and renewals thereof, trade names, trade name rights, trade dress, corporate names, logos, slogans, all service marks, service mark registrations and renewals thereof, service mark rights, and all applications to register any of the foregoing, together with the goodwill associated with each of the foregoing; (ii) all issued patents, patent rights, and patent applications; (iii) all registered and unregistered copyrights, copyrightable works, copyright registrations, renewals thereof, and applications to register the same; (iv) all rights in Software; (v) all Internet domain names and rights in Internet web‑sites and the content thereof; (vi) all confidential and proprietary information, including trade secrets and confidential and proprietary know‑how, inventions, invention disclosures (whether or not patentable and whether or not reduced to practice), inventor rights, reports, quality records, engineering notebooks, models, processes, procedures, drawings, specifications, designs, component lists, formulae, plans, proposals, technical data, financial, marketing, customer and business data, pricing and cost information, business and marketing plans, and customer and supplier lists and information; and (vii) all other intellectual property.

“International Trade Laws” shall mean any legal requirement relating to exports, export controls, economic sanctions, anti-boycott, and importation, such as those administered or enforced by the U.S. Department of Commerce (“Commerce”) and the United States Department of the Treasury, Office of Foreign Assets Control (“OFAC”), and including the prohibitions and restrictions related to OFAC’s list of Specially Designated Nationals and Blocked Persons and Commerce’s Denied Persons List and Entity List.

“IRS” shall mean the Internal Revenue Service.

“Knowledge” means the actual knowledge, after reasonable inquiry under the facts and circumstances, of the following officers and employees of the Company or Parent, as applicable: (i) for the Company: Robert C. Paul, Joseph R. Angileri, Christopher O’Malley, John Van Siclen, Joseph Aho, Kris F. Manery, Bernd Greifeneder, Daniel S. Follis, Jr. and Michael Olejniczak; and (ii) for Parent: Seth Boro and Kenneth Virnig.

“Law” shall mean any and all domestic (federal, state or local) or foreign laws (including common law), rules, regulations, orders, judgments, decrees or similar requirements promulgated by any Governmental Authority.

“Leased Real Property” shall have the meaning set forth in Section 4.17(b).

“Leases” shall mean all leases, subleases, licenses, concessions and other agreements (written or oral). together with all amendments, extensions, renewals, guaranties and other agreements with respect thereto, pursuant to which the Company or any Subsidiary holds any Leased Real Property.

“Lien” shall mean liens, claims, mortgages, encumbrances, pledges, security interests or charges of any kind.

“Major Customer” shall have the meaning set forth in Section 4.26.

“Major Supplier” shall have the meaning set forth in Section 4.26.

“Marketing Period” shall mean the shall mean the first period of fifteen (15) consecutive business days throughout which Parent shall have all of the Required Information provided, that (i) such Marketing Period shall either conclude prior to August 22, 2014 or commence after September 2, 2014, (ii) the dates of November 26 through November 28, 2014 shall not be included in the calculation of the Marketing Period and (iii) if such period shall not have ended on or prior to December 22, 2014, then such period shall be deemed not to have commenced until January 5, 2015; and provided, further, that the Marketing Period shall end on any earlier date that is the date on which the proceeds of the Debt Financing are obtained.

“MBCA” shall mean the Michigan Business Corporation Act.

“Merger” shall have the meaning set forth in the Recitals.

“Merger Consideration” shall have the meaning set forth in Section 3.1(b).

“Merger Litigation” shall have the meaning set forth in Section 6.3(a).

“Michigan LARA” shall mean the State of Michigan Department of Licensing and Regulatory Affairs’ Corporations, Securities, and Commercial Licensing Bureau.

“NASDAQ” shall mean the NASDAQ Global Select Market.

“Notice Period” shall have the meaning set forth in Section 6.5(e).

“Notice of Superior Proposal” shall have the meaning set forth in Section 6.5(e).

“Open Source Software” shall mean any Software that is subject to any license: (i) that requires that Software or other materials are distributed or licensed as “free software,” “open source,” “copyleft,” or other similar types of license terms or (ii) that is, or is substantially similar to, a license now or in the future approved by the Open Source Initiative listed at http://www.opensource.org/licenses, including any versions of GNU General Public License, Library General Public License, Lesser General Public License, Mozilla license, Berkeley Software Distribution license, Open Source Initiative license, MIT, Apache, and Public Domain licenses, and the like.

“Option Cash Payment” shall have the meaning set forth in Section 3.3(a).

“Order” shall mean any decree, order, judgment, injunction, temporary restraining order or other order in any Proceeding by or with any Governmental Authority.

“Owned Real Property” shall have the meaning set forth in Section 4.17(a).

“Parent” shall have the meaning set forth in the Preamble.

“Parent Expenses” shall have the meaning set forth in Section 8.6.

“Parent Material Adverse Effect” shall mean any change, effect or circumstance that, individually or in the aggregate, that has or would reasonably be expected to prevent or materially delay or materially impair the ability of Parent to consummate the Merger and the other transactions contemplated by this Agreement.

“Parent Organizational Documents” shall mean the articles of incorporation, bylaws (or equivalent organizational or governing documents), and other organizational or governing documents, agreements or arrangements, each as amended to date, of each of Parent and Acquisition Sub.

“Parent Related Parties” shall have the meaning set forth in Section 8.3(c).

“Parent’s Tax Objection” shall have the meaning set forth in Section 6.20(a).

“Paying Agent” shall have the meaning set forth in Section 3.2(a).

“Per Share Spin-Off Taxes” shall mean the Spin-Off Taxes relating to the Spin-Off (as finally determined pursuant to Section 6.20) divided by the Fully Diluted Company Shares; provided that if a fractional cent results from the foregoing calculation, then the Per Share Spin-Off Taxes shall be rounded up to the next whole cent.

“Permitted Lien” shall mean (i) any Lien for Taxes not yet due and payable or that are being contested in good faith by any appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP, (ii) Liens securing indebtedness or liabilities that are reflected in the Company SEC Documents and Liens securing indebtedness or liabilities that have otherwise been disclosed on Section 1-A of the Company Disclosure Letter, (iii) easements or claims of easements whether or not shown by the public records, boundary line disputes, overlaps, encroachments and any matters not of record which would be disclosed by an accurate survey or a personal inspection of the property, (iv) any supplemental Taxes or assessments not shown by the public records which are not, individually or in the aggregate, material to the Company and its Subsidiaries, (v) title to any portion of the premises lying within the right of way or boundary of any public road or private road, (vi) Liens imposed or promulgated by Laws with respect to real property and improvements, including zoning regulations, (vii) Liens disclosed on existing title reports or existing surveys, (viii) mechanics’, carriers’, workmen’s, repairmen’s and similar Liens incurred in the ordinary course of business for amounts which are not yet due and payable and which would not, individually or in the aggregate, have a Company Material Adverse Effect and (ix) licenses of Intellectual Property Rights.

“Person” shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a Governmental Authority.

“Post-Closing Plans” shall have the meaning set forth in Section 6.9(b).

“Post-Closing Welfare Plans” shall have the meaning set forth in Section 6.9(c).

“Preliminary Aggregate Consideration” shall have the meaning set forth in Section 4.2(d).

“Proceeding” shall mean any claim, counterclaim, cross-claim, charge, complaint, grievance, action, suit, summons, citation or subpoena, arbitration, or any proceeding or investigation of any kind or nature whatsoever, civil, criminal, regulatory or otherwise, at law or in equity by or before (or that could come before) any Governmental Authority.

“Proxy Statement” shall have the meaning set forth in Section 4.7.

“Reciprocal License” means a license of an item of Open Source Software that requires or that conditions any rights granted in such license upon: (i) the disclosure, distribution or licensing of any other Software (other than such item of Software in its unmodified form), (ii) a requirement that any disclosure, distribution or licensing of any other Software (other than such item of Software in its unmodified form) be at no charge, (iii) a requirement that any other licensee of the Software be permitted to modify, make derivative works of or reverse‑engineer any such other Software, (iv) a requirement that such other Software be redistributable by other licensees or (v) the grant of any patent rights (other than patent rights in such item of Software), including non‑assertion or patent license obligations (other than patent obligations relating to the use of such item of Software).

“Release” means any actual or threatened release, spill, emission, discharge, leaking, pumping, pouring, dumping, escaping, injection, deposit, disposal, dispersal, leaching or migration of Hazardous Materials, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or real property.

“Representatives” shall have the meaning set forth in Section 6.4.

“Required Information” shall have the meaning set forth in Section 6.11.

“Requisite Shareholder Approval” shall have the meaning set forth in Section 4.22.

“Reverse Termination Fee” shall mean an amount equal to $153,000,000.

“Rights Agreement” shall have the meaning set forth in Section 4.21.

“Sarbanes-Oxley Act” shall have the meaning set forth in Section 4.6(a).

“SEC” shall mean the Securities and Exchange Commission.

“SEC Clearance Date” shall have the meaning set forth in Section 6.2(b).

“Section 336(e) Agreement” shall have the meaning set forth in Section 6.20(c).

“Section 336(e) Election” shall have the meaning set forth in Section 6.20(c).

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Shareholders’ Meeting” shall have the meaning set forth in Section 6.2(c).

“Software” shall mean any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions, schematics, flow charts and other work product used to design, plan, organize and develop any of the foregoing and (iv) all documentation, user manuals and training materials, relating to any of the foregoing.

“Solvent” shall have the meaning set forth in Section 5.12.

“Spin-Off” shall have the meaning set forth in the Preamble.

“Spin-Off Agreements” shall have the meaning set forth in the Preamble.

“Spin-Off Taxes” means any and all Tax liabilities of the Company and its Subsidiaries arising out of or relating to either the Spin-Off or the Covisint Sale, as applicable, determined as the excess of (i) (a) in the case of the Spin-Off or a Covisint Sale that closes on or prior to the Closing Date, the Tax liability of the Company and its Subsidiaries for the short taxable period ending at the end of the Closing Date (calculated based on an interim closing of the books as of such time) and any prior taxable period or (b) in the case of a Covisint Sale that closes after the Closing Date, the Tax liability of the Company and its Subsidiaries for the period in which the Covisint Sale closes and any prior taxable period, taking into account only those losses, deductions, credits or other Tax attributes of Covisint that exist as of the Closing Date, over, over (ii) the Tax liability of the Company and its Subsidiaries for such taxable periods without taking into account the occurrence of the Spin-Off or the Covisint Sale, as applicable.

“Stock Unit Payment” shall have the meaning set forth in Section 3.3(b).

“Subsidiary” of any Person, shall mean any corporation, partnership, joint venture or other legal entity of which such Person (either above or through or together with any other subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity; provided, however, neither Covisint nor any of its Subsidiaries shall be considered a Subsidiary of the Company.

“Superior Proposal” shall have the meaning set forth in Section 6.5(h)(ii).

“Surviving Corporation” shall have the meaning set forth in Section 2.1.

“Takeover Laws” shall have the meaning set forth in Section 4.22.

“Tax” or “Taxes” shall mean (a) any and all federal, state, local or non-U.S. taxes, fees, levies, duties, tariffs, imposts, and other similar charges (together with any and all interest, penalties and additions to tax) imposed by any Governmental Authority or taxing authority, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; customs duties, tariffs; and (b) any liability for the payment of any amounts of the type described in clause (a) of this definition as a result of any Tax allocation or Tax sharing agreement, or as a result of being liable for another Person’s taxes as a transferee or successor, by contract or otherwise.

“Tax Returns” shall mean returns, reports and information statements, including any schedule or attachment thereto, with respect to Taxes required to be filed with the IRS or any other Governmental Authority or taxing authority, including, without limitation, any claim for refund or amended return.

“Termination Date” shall have the meaning set forth in Section 8.1(b)(i).

“Termination Fee” shall mean an amount equal to $82,400,000.

“Third Party” shall mean any Person or group other than Parent, Acquisition Sub and their respective Affiliates.

“Unpaid Cash Incentive Award” shall have the meaning set forth in Section 3.3(c).

“Voting Agreements” shall have the meaning set forth in the Recitals.

“WARN Act” shall have the meaning set forth in Section 6.1(f).